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                                    FORM 6-K

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                              For November 13, 2001

                           Companhia Vale do Rio Doce
             (Exact name of Registrant as specified in its charter)

                        Valley of the Doce River Company
                (Translation of Registrant's name into English)


                         Federative Republic of Brazil
                (Jurisdiction of incorporation or organization)


                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

          FORM 20-F  X                                      FORM 40-F
                    ---                                               ---

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

          YES                                                      NO  X
              ---                                                     ---

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable
                                    --------------


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                           Companhia Vale do Rio Doce

                               TABLE OF CONTENTS

This Form 6-K contains the following:



Item No.       Description
--------       -----------
1.           Third Quarter Financials
2.           Press Release dated November 12, 2001 - Notice to Shareholders
3.           Press Release 3Q01 - dated November 12,2001

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       COMPANHIA VALE DO RIO DOCE

                                       By: /s/ Eduardo de Carvalho Duarte
                                       -----------------------------------
                                       Name:  Eduardo de Carvalho Duarte
                                       Title: Chief Accountant


Dated: November 13, 2001

                                                                         Item 1

Contents


Part I                                                                      Page
                                                                            ----
1-    Management's  Discussion  and Analysis of the Operating  Results for
      Nine Months Ended  September 30, 2001 Compared with Nine Months Ended
      September 30, 2000                                                      03

      1.1-   General Aspects                                                  03
      1.2-   Comments on the Parent Company Results                           03
             1.2.1- Operating Revenue                                         04
             1.2.2- Cost of Products and Services                             05
             1.2.3- Result of Investment Participations                       05
             1.2.4- Operating Income (Expenses)                               07
             1.2.5- Discontinued Operations                                   08
             1.2.6- Cash Flow                                                 08
             1.2.7- Income Tax and Social Contribution                        08


Part II

Quarterly Information and Notes to the Quarterly Information

2-   Balance Sheet                                                            09

3-   Statement of Income                                                      10

4-   Statement of Changes in Stockholders' Equity                             11

5-   Statement of Cash Flows (Additional Information)                         12

6-   Notes to the Quarterly Information at September 30, 2001 and 2000        13
     6.1-       Operations                                                    13
     6.2-       Presentation of Quarterly Information                         13
     6.3-       Significant Accounting Policies                               13
     6.4-       Cash and Cash Equivalents                                     13
     6.5-       Accounts Receivable from Customers                            14
     6.6-       Transactions with Related Parties                             14
     6.7-       Inventories                                                   14
     6.8-       Deferred Income Tax and Social Contribution                   15
     6.9-       Investments                                                   16
     6.10-      Property, Plant and Equipment                                 20
     6.11-      Loans and Financing                                           21
     6.12-      Securitization Program                                        22
     6.13-      Contingent Liabilities                                        22
     6.14-      Labor Provision                                               23
     6.15-      Others - Long-term Liabilities                                23
     6.16-      Pension Plan                                                  23
     6.17-      Capital                                                       24

     6.18-      Treasury Stock                                                25
     6.19-      Financial Result                                              25
     6.20-      Financial Instruments - Derivatives                           25
     6.21-      Exchange Rate Exposure                                        27
     6.22-      Environmental and Site Reclamation and Restoration Costs      27
     6.23-      Income Statement Reclassifications                            28
     6.24-      Subsequent Events                                             28


Part III

7-   Other Information the Company Deems Relevant                             30
     7.1-       Net Accumulated Income in R$ Million                          30
     7.2-       Factors Affecting the Net Income in the Last 12 months in
                R$ Million                                          `         30
     7.3-       Business Performance Ratios                                   31
     7.4-       Segment and Geographic Information                            31
     7.5-       Share Performance on Stock Exchanges                          34
     7.6-       Capital Expenditures (Non audited)                            34
     7.7-       Operations for the Period Ended September (Non audited)       35
     7.8-       Changes in Prices (Non audited)                               35
     7.9-       Iron Ore and Pellet Sales (Main Markets) (Non audited)        36
     7.10-      Shareholding Interests Organizational Chart at 09/30/01       37
     7.11-      Information about SAMITRI (Non audited)                       38

8-   Attachment I - Accounting Information
     8.1-       Aluminum Area - ALBRAS (Adjusted and Non Audited)             39
     8.2-       Aluminum Area - ALUNORTE (Adjusted and Non Audited)           40
     8.3-       Aluminum Area - ALUVALE (Adjusted and Non Audited)            41
     8.4-       Aluminum Area - MRN (Adjusted and Non Audited)                42
     8.5-       Aluminum Area - VALESUL (Adjusted and Non Audited)            43
     8.6-       Pulp and Paper Area - BAHIA SUL (Adjusted and Non Audited)    44
     8.7-       Pulp and Paper Area - CENIBRA (Adjusted and Non Audited)      45
     8.8-       Iron Ore Area - SAMITRI (Adjusted and Non Audited)            46
     8.9-       Iron Ore Area - SAMARCO (Adjusted and Non Audited)            47
     8.10-      Iron Ore Area - FERTECO (Adjusted and Non Audited)            48
     8.11-      Pelletizing Affiliates - HISPANOBRAS (Adjusted and
                Non Audited)                                                  49
     8.12-      Pelletizing Affiliates - ITABRASCO (Adjusted and Non Audited) 50
     8.13-      Pelletizing Affiliates - KOBRASCO (Adjusted and Non Audited)  51
     8.14-      Pelletizing Affiliates - NIBRASCO (Adjusted and Non Audited)  52

9-   Review Report of Independent Accountants                                 53

10-  Members of the Board of Directors, Audit Committee, Chief Executive
     Officer and Executive Directors                                          54

Part I

(Expressed in thousands of reais)

1- Management's Discussion and Analysis of the Operating Results for Nine Months Ended September 30, 2001 Compared with Nine Months Ended September 30, 2000


1.1-   General Aspects

Due to the diversified nature of the Company's operations, the following factors should be taken into consideration in order to permit an adequate analysis:

(a) The level of demand for iron ore and pellets and for our third-party transportation services. In relation to iron ore export sales are generally made pursuant to long-term supply contracts which provide for annual price adjustments. Cyclical changes in the world demand for steel products affect sales prices and volumes in the world iron ore market. Different factors, such as the iron content of specific ore deposits, the various beneficiation and purifying processes required to produce the desired final product, particle size, moisture content, and the type and concentration of contaminants (such as phosphorus, alumina and manganese) in the ore influence contract prices for iron ore. Contract prices also depend on transportation costs. Fines, lump ore and pellets command different prices. We generally conduct annual price negotiations from November to February of each year, with separate prices established for the Asian and European iron ore markets. In the Asian market, the renegotiated prices are effective as of April of each year. In the European market, the renegotiated prices are effective as of January of each year. Because of the wide variety of iron ore and pellet quality and physical characteristics, iron ore and pellets are less commodity-like than other minerals. This factor combined with the structure of the market has prevented the development of an iron ore futures market. Nowadays we do not hedge our exposure to iron ore price volatility. Concerning logistics, CVRD is a lider in brazilian transportation sector; we have extensive experience managing complex logistics operations. Built originally to serve our iron ore business, our logistics system includes our 898 km Vitoria-Minas Railroad and Tubarao and Praia Mole ports in the Southern System, and our 892 km Carajas Railroad and Ponta da Madeira marine terminal in the Northern System. In addition, in the last five years we have acquired stakes in three privatized railroads, including Centro-Atlantica, which interconnects with the Vitoria-Minas Railroad using the same track gauge, and therefore leverages its volumes. We made these investments to expand our third-party cargo business. The principal cargo of the Vitoria-Minas railroad is the transportation of our own iron ore and other Brazilian mining companies, steel, coal and pig iron carried for steel manufacturers located along the railroad, and limestone carried for steel mills located in the States of Minas Gerais and Espirito Santo. Market rates vary based upon the distance traveled and the density of the freight in question;

(b) Fluctuations in the exchange rate between the two currencies have a significant impact on the operating cash flows ;

(c) Approximately 95% of the short-term and long-term loans of the Company as of 09/30/01 are denominated in U.S. dollars. As a result, exchange rate fluctuations have a significant impact on the financial expenses (Notes 6.11 and 6.19);

(d) The variations of the main currencies and indices during the nine months ended 09/30/01 and 09/30/00 in terms of percentages in relation to the real, which impacted the results of the Company and its subsidiaries, jointly controlled companies and affiliates, were as follows:

                                                                                                 (DELTA)%
------------------------------------------  -------------------------------------------------------------
                       Currencies/Indices                                                                     Parity
Period                                      U.S. DOLLAR         YEN         GOLD     IGPM (*)    TJLP(**)    US$ x Yen
------------------------------------------  ------------  ----------  ----------- ----------- ----------- ------------
09/30/01                                           36.6        30.9          6.8         7.7         6.9       119.7
09/30/00                                            3.1        (2.3)        (5.6)        8.5         8.2       108.3

(*)  IGPM - General Price Index - Market
(**) TJLP - Long-Term Interest Rate

1.2-   Comments on the Parent Company Results

The net income of the Company for the period was R$ 2,411,580 (R$ 1,205,898 in the first semester and R$ 1,205,682 in the third quarter) a 50.7% increase over the R$ 1,600,329 reported for the same period of 2000, raising the earnings per share to R$ 6.28 in 2001 from R$ 4.16 in 2000.

1.2.1- Operating Revenues

Operating revenues increased 27.7% (from R$ 3,765,045 in 2000 to R$ 4,806,738 in 2001). The increase in revenues reflects the strengthening of the U.S. dollar against the real as well as a growth in iron ore and pellets sales volume, offset in part by a decrease in the volumes of other products and services. Increase in iron ore sales is due to SOCOIMEX incorporation and the leasing of mines owned by SAMITRI (06/01). The operations mentioned above though do not mean decrease in total revenues, caused change with railroad and port services revenues, and these were basically substituted by the commercialization of iron ore. The reduction in manganese sales volumes is compensated by an increase in the sales of SIBRA (a subsidiary) due to capital contribution in 12/31/00 of the Azul manganese mine.

The table below shows sales volume and revenues by products and services:

                                  In thousands of metric tons (except gold)           In thousands of reais
                                  ----------------------------------------   -------------------------------
                                      09/30/01       09/30/00      (DELTA)%       09/30/01         09/30/00      (DELTA)%
                                  ------------- --------------  ----------   --------------  --------------- -----------
External market
      Iron ore                          56,320         49,251        14.4        1,937,397        1,351,405        43.4
      Pellets                            9,565          9,637        (0.7)         641,888          501,173        28.1
                                  ------------- --------------               --------------  ---------------
                                        65,885         58,888        11.9        2,579,285        1,852,578        39.2
                                  ------------- --------------               --------------  ---------------
Internal market
      Iron ore                          28,260         25,702        10.0          810,200          631,467        28.3
      Pellets                            1,988          1,521        30.7          199,371          128,636        55.0
                                  ------------- --------------               --------------  ---------------
                                        30,248         27,223        11.1        1,009,571          760,103        32.8
                                  ------------- --------------               --------------  ---------------
Total
      Iron ore                          84,580         74,953        12.8        2,747,597        1,982,872        38.6
      Pellets                           11,553         11,158         3.5          841,259          629,809        33.6
                                  ------------- --------------               --------------  ---------------
                                        96,133         86,111        11.6        3,588,856        2,612,681        37.4
                                  ============= ==============               --------------  ---------------

Railroad transportation                 46,731         49,899        (6.3)         624,719          572,810         9.1

Port services                           25,154         30,593       (17.8)         171,714          149,939        14.5

Gold (kg)
   External market                      11,425         12,505        (8.6)         232,470          203,646        14.2
   Internal market                           -             17           -                -              290           -
                                  ------------- --------------               --------------  ---------------
                                        11,425         12,522        (8.8)         232,470          203,936        14.0
                                  ============= ==============               --------------  ---------------

Manganese
   External market                          77            712       (89.2)           6,681           58,203       (88.5)
   Internal market                         133            266       (50.0)          15,126           33,602       (55.0)
                                  ------------- --------------               --------------  ---------------
                                           210            978       (78.5)          21,807           91,805       (76.2)
                                  ============= ==============               --------------  ---------------

Potash                                     408            434        (6.0)         132,464          118,295        12.0
Other products and services                  -              -           -           34,708           15,579       122.8
                                                                             --------------  ---------------
                                                                                 4,806,738        3,765,045        27.7
                                                                             ==============  ===============


                                   09/30/02

                                                             PER PRODUCT

                                                               Gold 5
                                        Railroad and port services  16%
                                                            Pellets 18%
                                                           Iron ore 57%

          PER MARKET

US$
R$   1,315  ]
US$    577  ]
            ]  IM 41%
R$          ]
R$     673  ]
US$    296  ]

                                                 PER CURRENCIES(*)

                                                  R$        14%
                                                  US$       86%

                                 R$ 4,806,738


(*) Part of our sales to the internal market are related to U.S. dollar.

1.2.2- Cost of Products and Services

Increase of 29.8% in cost of products and services (from R$ 1,827,167 in 2000 to R$ 2,370,915 in 2001) resulting from the incorporation of SOCOIMEX mines, leasing of SAMITRI mines (may/01), revision of depreciation rates (note 6.3
(g)), as well as expenses with reform of equipments, trucks and locomotives are monthly provisioned, getting its impact along the period they are done. Besides, increase in fuel oil prices and consumption, the devaluation of the real against the U.S. dollar and increased purchase of pellets for resale also contributed for the increase.

By Category

                                               09/30/01     09/30/00    (DELTA)%
                                              ---------    ---------    --------
Personnel                                       328,526      302,734        8.5
Material                                        286,968      282,622        1.5
Oil and gas                                     233,410      185,453       25.9
Outsourced services                             318,110      232,309       36.9
Others                                          230,573      178,320       29.3
                                              ---------    ---------
Sub total                                     1,397,587    1,181,438       18.3
Acquisition of iron ore and pellets             627,296      442,862       41.6
Depreciation and depletion                      346,032      202,867       70.6
                                              ---------    ---------
Total                                         2,370,915    1,827,167       29.8
                                              =========    =========

1.2.3- Result of Investments Participations

Through 09/30/01 equity earnings represented approximately -2.5% of net income (38.5% in 09/30/00), decreasing from a gain of R$ 615,619 in 09/30/00 to (R$
59,875) in 09/30/01. This variation was basically due to a combination of the following factors:

o Recognition of equity income of R$ 107,522 on the unwinding of the cross participation between CVRD and CSN.

o The positive effects of the 36.6% devaluation of the real against the U.S. dollar in 2001 (as compared to 3.1% in the same period of 2000) in the companies operating abroad, offset by the negative effects in the companies in Brazil with debt denominated in U.S. dollars as well as reduction in prices and quantities sold for aluminum and steel products.

o Since this quarter recognition of provison for losses and integral amortization of the goodwill of investments with unsecured liability.

Business Area                                       09/30/01           09/30/00
-----------------------------------                 --------           --------
Ferrous
 . Iron ore and pellets                               245,319           233,091
 . Manganese and ferro-alloys                          (5,986)            6,917
Non-ferrous                                         (186,769)           (6,294)
Logistics                                           (303,287)          (40,032)
Investments
 . Steel                                              229,299           124,447
 . Pulp and paper                                      24,274            14,339
 . Aluminum                                           (68,698)          277,510
 . Fertilizers                                          5,969             5,641
Energy                                                     4                 -
                                                    --------           -------
                                                     (59,875)          615,619
                                                    ========           =======

The numbers reported per area do not necessarily reflect the individual results of each company, but rather the amounts effectively applicable to the business area. Accordingly, the individual results are segregated by activity, and any offsetting effects between companies have been disregarded.


Ferrous

(a)    Iron ore and pellets

o ITABRASCO - Improvement in the equity result of R$ 8,653 due to the increase in the average sales price of 2.4% (US$ 31.64 per ton in 2001 as compared to US$ 30.91per ton in 2000), and the increase of the positive effects resulting from exchange variation on assets, offset in part by the 23.3% decrease in sales volume (2,096 thousand tons in 2001 as compared to 2,734 thousand tons in 2000).

o ITACO - Improvement in the equity result of R$ 58,041 due to the equity result of CVRD Overseas of R$ 86,320 (the company was constituted in October 2000 as part of the receivables securitization process) and R$ 10,642 of equity result in Gulf, partially offset by goodwill amortization in the value of R$ 60,061. In operational an 1.4% increase in the iron ore sales volume (40,317 thousand tons in 2001 as compared to 39,772 thousand tons in 2000).

o KOBRASCO - Reduction in the equity result of R$ 49,307, due to an increase in the negative effects of the exchange rate variation on the company's debt and provision for value-added tax of R$ 26,000, partially offset by the 5.5% increase in the average sale price (US$ 31.32 per ton in 2001 against US$ 29.68 per ton in 2000).

o NIBRASCO - Reduction in the equity result of R$ 22,087, due to a provision for value-added tax of R$ 21,000 and a 9.3% decrease of quantities sold (5,622 thousand tons in 2001 against 6,199 thousand tons in 2000), partially offset by the 10.3% increase in average sale price (US$ 30.25 in 2001 compared to US$ 29,92 in 2000).

o RDE - Improvement in the equity result of R$ 148,471 basically due to the devaluation of the real against the U.S. dollar (a positive exchange rate variation of R$ 229,129 in 2001 as compared to a positive variation of R$ 14,260 in 2000).

o SAMITRI - Reduction in the equity result of R$ 16,568 due to an increase in the negative effects of the exchange rate variation on the SAMARCO's debt.

o ZAGAIA - In 2001 the negative equity result of this subsidiary was R$ 96,957 due to the effects of exchange rate variation on the company's U.S. dollar denominated debt, offset in part by R$ 9,933 of positive equity result in Ferteco.

(b)    Manganese and ferro-alloys

o RDME - Improvement in the equity result of R$ 22,441, basically due to the devaluation of the real against the French Franc in 2001.

o SIBRA - Investment resulting from the merger of VUPSA and FLN. A positive equity result of R$ 19,558 was recorded in 2001, partially offset by a goodwill amortization of R$ 59,589.

Non-ferrous

o PARA PIGMENTOS - A R$ 103,725 provision for loss was registered due to the negative effects of the exchange rate variation on debt and R$ 83,150 goodwill amortization in 2001 compared to R$ 6,027 in 2000.

Logistics

o DOCENAVE - Improvement in the equity result of R$ 6,889 due to the devaluation of the real against the U.S. dollar in 2001 (positive exchange variation of R$ 132,169 in 2001 compared to R$ 7,964 in 2000). In operational terms the average freight rate was stable (US$ 7.28 per ton in 2001 as compared to US$ 7.25 per ton in 2000). Volume transported reduced by 14.3% (21,967 tons in 2001 against 25,635 tons in 2000), docking costs increased to R$ 12.2 million in 2001 against R$ 2.7 million in 2000 and provisions were made of R$ 94.8 million for expected losses on ship sales and R$ 25.2 million for tax credits unlikely to be recovered.

o FCA - A R$ 107,965 provision for loss was registered due to the negative effects of the exchange rate variation on debt and R$ 138,559 goodwill amortization in 2001. We participate in this investment through our subsidiary Tacuma.

o      MRS - This investment is held through the subsidiary Ferteco Mineracao
       S. A., which was acquired in April 2001, and represents a negative equity result of R$ 13,000 in 2001.

Investments

(a)    Steel

o CSI - Improvement in the equity result of R$ 77,625 due to the devaluation of the real against the U.S. dollar (a positive exchange variation of R$ 132,019 in 2001 against a positive variation of R$ 9,154 in 2000). In operational terms average sales prices of slabs were 14% lower compared to the same period of 2000 and sales volume was stable (1,378 thousand tons in 2001 and 2000).

o CSN - An equity result of R$ 107,522 was recorded in 2001 due to the effects of unwinding CVRD/CSN interests completed on 03/15/01. In 2000, equity result was R$ 26,256 recorded via DOCEPAR and R$ 7,705 in CVRD.

o CST - Reduction in the equity result of R$ 49,979 mainly due to the effect of exchange rate variation on the company's debt.

o USIMINAS - Reduction in the equity result of R$ 19,745 mainly due to the effect of exchange rate variation on the company's debt.

(b)    Aluminum

o ALBRAS - Reduction in the equity result of R$ 205,794 due to an increase in the negative effects of the exchange rate variation on the company's debt. In operational terms, the average sales price decreased 3.2% (US$ 1,468.08 per ton in 2001 compared to US$ 1,516.41 per ton in 2000). The volume of sales decreased 5.1% (262 thousand tons in 2001 against 276 thousand tons in 2000).

o ALUNORTE - Reduction in the equity result of R$ 110,252 due to an increase in the negative effects of exchange rate variation on the company's debt. Operationally, the average sales price decreased by 1.9% (US$ 192.04 per ton in 2001 as compared to US$ 195.84 per ton in 2000) and the sales volume remained stable (1,180 thousand tons in 2001 against 1,177 thousand tons in 2000).

o MRN - Reduction in the equity result of R$ 687 due to a 7.6% decrease in volume sold (7,777 thousand tons in 2001 against 8,416 thousand tons in 2000), an increase in cost of products sold of approximately 13% and a R$ 23,698 loss resulting from the shareholders' participation in ALUNORTE, partially offset by the positive effects of the exchange rate variation on sales..

o VALESUL - Improvement in the equity results of R$ 4,512 due to the positive effects of the exchange rate variation on sales, partially offset by an 1.2% decrease in the average sales price (US$ 1,916.59 per ton in 2001 against US$ 1,940.44 per ton in 2000) and by an increase in costs of approximately 17%.

o ALUVALE - Reduction in the equity result (own operations) of R$ 24,047 mainly due to the recognition in 2000 of a R$ 24,593 gain in participation in January 2000 relating to the premium on the capital increase of Hydro in ALUNORTE.

o ITACO - Reduction in the equity result of R$ 9,940 due to R$ 4,666 of negative equity result in ALUVALE, decreases in the volume of alumina, aluminum and bauxite sold of 37.8%, 9% and 20.4%, respectively, and decreases in average sales price of aluminum 3.4% and alumina 13.5%, offset in part by an increase in the average sales price of bauxite of 3.4%.


1.2.4- Operating Income (Expenses)

Net operating expenses increased R$ 1,193,524 (R$ 958,906 of net expense in 2000 against R$ 2,152,430 in 2001), mainly due to the negative effect of R$ 1,104,645 relating to exchange rate variation on the Company's debt (Note 6.19).

1.2.5- Discontinued Operations

In 2001 the result mainly reflects gains on sale of the Company's interests in Bahia Sul and CENIBRA, of R$ 230,384 and R$ 1,471,544, respectively, as well as the equity from these companies (note 6.23).


1.2.6- Cash Flow

The opeating cash generation measured by EBITDA is as follows:

                                              Ferrous       Non-ferrous         Logistics     Corporate Center            TOTAL
                                          -----------     -------------     -------------     ----------------     ------------

Net operating revenues                      3,994,138           366,239           446,361                    -        4,806,738
Cost of products and services              (1,962,368)         (227,372)         (181,175)                   -       (2,370,915)
Depreciation, amortization and depletion      294,113            50,910            18,587                9,402          373,012
Value-added taxes                            (117,402)          (12,031)          (38,055)                   -         (167,488)
Selling expenses                              (85,505)                -                 -                    -          (85,505)
Administrative expenses                             -                 -                 -             (214,792)        (214,792)
Research and development                      (12,614)          (58,631)             (104)                   -          (71,349)
Dividends received                             51,549                 -                 -              199,969          251,518
Other operating expenses                            -                 -                 -              (71,689)         (71,689)
                                          -----------     -------------     -------------     ----------------     ------------
EBITDA                                      2,161,911           119,115           245,614              (77,110)       2,449,530
%                                                 88%                5%               10%                  (3%)            100%


1.2.7- Income Tax and Social Contribution

Income tax and social contribution was a credit of R$ 585,034 (expense of R$ 7,236 in 2000), after recognizing the benefit from paying interest on stockholders' equity of R$ 603,002 in 2001 (R$ 267,536 in 2000) (note 6.8).

Part II
Quarterly Information and Notes to the Quarterly Information

(A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of brazilian Corporate Law)

2- Balance Sheet In thousands of reais                                        In thousands of reais
---------------------------------------------------------------------------------------------------
                                                            Notes          09/30/01       06/30/01
Assets
Current assets
  Cash and cash equivalents                                    6.4         1,373,305      1,481,818
  Accounts receivable from customers                           6.5           961,063        796,635
  Related parties                                              6.6         1,191,870      1,917,677
  Inventories                                                  6.7           462,920        426,450
  Deferred income tax and social contribution                  6.8         1,056,020        561,992
  Others                                                        -            236,184        263,862
                                                                          ----------     ----------
                                                                           5,281,362      5,448,434
                                                                          ----------     ----------
Long-term receivables
  Related parties                                              6.6         1,471,854      1,770,057
  Loans and financing                                           -            314,748        157,280
  Deferred income tax and social contribution                  6.8           130,056        125,237
  Judicial deposits                                            6.13          360,956        418,882
  Others                                                        -             38,645         39,782
                                                                          ----------     ----------
                                                                           2,316,259      2,511,238
                                                                          ----------     ----------
Permanent assets
  Investments                                                  6.9         8,727,677      6,676,052
  Property, plant and equipment                                6.10        7,258,326      6,915,187
                                                                          15,986,003     13,591,239
                                                                          ----------     ----------
                                                                          23,583,624     21,550,911
                                                                          ----------     ----------
Liabilities and stockholders' equity
Current liabilities
  Short-term debt                                              6.11        1,335,269      1,815,474
  Current portion of long-term debt                            6.11          401,889        456,467
  Payable to suppliers and contractors                          -            573,175        479,856
  Related parties                                              6.6           707,714        590,622
  Provision for interest on stockholders' equity                -          1,773,475        602,949
  Payroll and related charges                                   -            115,924         91,273
  Others                                                        -            166,435        185,458
                                                                           5,073,881      4,222,099
Long-term liabilities
  Long-term debt                                               6.11        3,571,105      3,157,426
  Related parties                                              6.6         1,899,730      1,605,880
  Deferred income tax and social contribution                  6.8            81,967         84,494
  Provisions for contingencies                                 6.13          840,065        776,990
  Labor provision                                              6.14          382,471        370,883
  Others                                                       6.15          560,926        158,112
                                                                          ----------     ----------
                                                                           7,336,264      6,153,785
                                                                          ----------     ----------
Stockholders' equity
  Restated paid-up capital                                     6.17        4,000,000      4,000,000
  Capital reserves                                              -            443,822        443,822
  Revenue reserves                                              -          6,729,657      6,731,205
                                                                          11,173,479     11,175,027
                                                                          ----------     ----------
                                                                          23,583,624     21,550,911
                                                                          ==========     ==========

                                                                                                  9


                               A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate Law)

3- Statement of Income                                                                                   In thousands of reais
------------------------------------------------------------------------------------------------------------------------------
                                                                    from 07/01/01  From 01/01/01  From 07/01/00  From 01/01/00
                                                             Notes    to 09/30/01    to 09/30/01    to 09/30/00    to 09/30/00
Operating revenues

  Sales of ore and metals
    Iron ore and pellets                                                1,423,677      3,588,856        902,414      2,612,681
    Gold                                                                  102,643        232,470         68,913        203,936
    Others                                                                 45,685        154,271         83,802        210,100
                                                                     ------------    -----------    -----------    -----------
                                                                        1,572,005      3,975,597      1,055,129      3,026,717
  Railroad and port services                                              255,790        796,433        254,032        722,749
  Others                                                                    9,829         34,708          5,596         15,579
                                                                     ------------    -----------    -----------    -----------
                                                                        1,837,624      4,806,738      1,314,757      3,765,045
Value-added taxes                                                         (59,766)      (167,488)       (51,266)      (132,819)
                                                                     ------------    -----------    -----------    -----------
Net operating revenues                                                  1,777,858      4,639,250      1,263,491      3,632,226
                                                                     ------------    -----------    -----------    -----------
  Cost of products and services
  Ore and metals (                                                        757,732)    (2,045,102)      (560,997)    (1,581,500)
  Railroad and port services                                              (97,956)      (298,561)       (79,533)      (236,487)
  Others                                                                   (8,350)       (27,252)        (3,048)        (9,180)
                                                                     ------------    -----------    -----------    -----------
                                                                         (864,038)    (2,370,915)      (643,578)    (1,827,167)
                                                                     ------------    -----------    -----------    -----------
Gross profit                                                              913,820      2,268,335        619,913      1,805,059
                                                                     ------------    -----------    -----------    -----------
Gross margin                                                                 51.4%          48.9%          49.1%          49.7%
Result of investment participations                           6.9/6.23
  Gain on investments accounted for by the equity method                 (302,105)       557,630        242,711        631,457
  Amortization of goodwill                                                (99,606)      (269,793)        (5,289)       (15,838)
  Provision for losses                                                   (151,016)      (347,712)          --             --
                                                                     ------------    -----------    -----------    -----------
                                                                         (552,727)       (59,875)       237,422        615,619
                                                                     ------------    -----------    -----------    -----------
Operating income (expenses)
  Selling                                                                 (32,661)       (85,505)       (22,653)       (48,572)
  Administrative                                                          (88,998)      (214,792)       (62,101)      (156,443)
  Research and development                                                (30,280)       (71,349)       (25,963)       (59,456)
  Other operating expenses, net                                          (295,612)      (462,751)      (190,555)      (481,047)
                                                                     ------------    -----------    -----------    -----------
                                                                         (447,551)      (834,397)      (301,272)      (745,518)
                                                                     ------------    -----------    -----------    -----------
  Financial result, net                                       6.19       (655,184)    (1,318,033)      (132,342)      (213,388)
                                                                       (1,102,735)    (2,152,430)      (433,614)      (958,906)
                                                                     ------------    -----------    -----------    -----------
Operating profit                                                         (741,642)        56,030        423,721      1,461,772
Discontinued operations                                       6.23      1,471,544      1,770,516         54,520        145,793
                                                                     ------------    -----------    -----------    -----------
Income before income tax and social contribution                          729,902      1,826,546        478,241      1,607,565
Income tax and social contribution                            6.8        475,780         585,034         21,220         (7,236)
                                                                     ------------    -----------    -----------    -----------
Net income for the period                                               1,205,682      2,411,580        499,461      1,600,329
                                                                     ============    ===========    ===========    ===========
Number of shares outstanding at the end of the period
  (in thousands)                                                          384,309        384,309        384,900        384,900
                                                                     ============    ===========    ===========    ===========
Net earnings per share outstanding at the end of the period (R$)             3.15           6.28           1.30           4.16
                                                                     ============    ===========    ===========    ===========


                    The additional information, notes and attachment I are an integral part of these statements.

                               A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate Law)

4- Statement of Changes in Stockholders' Equity                                                           In thousands of reais
------------------------------------------------------------------------------------------------------------------------------

                                          Capital     Capital    Revaluation      Revenue       Retained           Total
                                                     reserves       reserves     reserves       earnings

At December 31, 1999                    3,000,000     472,157        743,756    6,286,089              -      10,502,002
                                        ---------     -------      ---------    ---------    -----------      ----------
Reversal of revaluation reserves
  of subsidiaries and affiliated
  companies                                     -           -      (471,204)            -              -        (471,204)
Transfer to special monetary
  restatement Law 8,200                         -     272,552      (272,552)            -              -               -
                                         --------     --------
Tax incentives                                  -      (3,820)             -            -               -         (3,820)
Sales of shares                                 -          (2)             -            -               -             (2)
Provision for pension plan
  liabilities (see note 6.16)                   -           -              -            -      (312,079)        (312,079)
Treasury shares                                 -           -              -         (273)             -            (273)
Net income for the year                         -           -              -            -      2,132,658       2,132,658
Interest on stockholders' equity                -           -              -            -    (1,281,692)      (1,281,692)
Appropriation to revenue reserves               -           -              -      538,887      (538,887)               -
                                        ---------     -------      ---------    ---------    -----------      ----------
At December 31, 2000                    3,000,000     740,887              -    6,824,703              -      10,565,590
                                        ---------     -------      ---------    ---------    -----------      ----------
Treasury shares (see note 6.9 (k))              -           -              -        2,924              -           2,924
Capitalization of reserves
  (see note 6.17)                       1,000,000    (300,629)             -     (699,371)             -               -
Result on exchange of shares                    -       3,564              -            -              -           3,564
Net income for the period                       -           -              -            -      1,205,898       1,205,898
Proposed Interest on stockholders'
  equity                                        -           -              -            -      (602,949)        (602,949)
                                        ---------     -------      ---------    ---------    -----------      ----------
At June 30, 2001                        4,000,000     443,822              -    6,128,256        602,949      11,175,027
                                        ---------     -------      ---------    ---------    -----------      ----------
Treasury shares (see note 6.18)                 -           -              -      (36,704)             -         (36,704)
Loss on exchange of shares                      -           -              -            -              -               0
Net income for the period                       -           -              -            -      1,205,682       1,205,682
Proposed Interest on stockholders'
  equity                                        -           -              -            -    (1,170,526)      (1,170,526)
                                        ---------     -------      ---------    ---------    -----------      ----------
At September 30, 2001                   4,000,000     443,822              -    6,091,552        638,105      11,173,479
                                        =========     =======      =========    =========    ===========      ==========

          The additional information, notes and attachment I are an integral part of these statements.

                               A free translation of the original in Portuguese relating to the quarterly information prepared in accordance with the requirements of Brazilian Corporate Law)

5- Statement of Cash Flows (Additional Information)                                            In thousands of reais
                                                                                          09/30/01          09/30/00
                                                                                        ----------          --------
Cash flows from operating activities:
Net income for the period                                                                2,411,580         1,600,329
Adjustments to reconcile net income for the period with cash provided by operating
activities:                                                                                373,012           214,876
Depreciation, amortization and depletion                                                    59,875          (615,619)
Result of investment participations                                                     (1,770,516)         (145,793)
Discontinued operations                                                                    251,518           117,189
Dividends/interest on stockholders' equity received                                       (585,034)            7,236
Deferred income tax and social contribution                                                166,336           239,927
Provision for contingencies                                                              1,512,246           135,789
Net monetary and exchange rate variations on assets and liabilities                        218,514           (38,140)
                                                                                        ----------         ---------
Others                                                                                   2,637,531         1,515,794
                                                                                        ----------         ---------

Reduction (increase) in assets:                                                            373,935          (308,963)
Accounts receivable                                                                       (136,404)          (28,594)
Inventories                                                                                (29,983)          (85,571)
                                                                                        ----------         ---------
Others                                                                                     207,548          (423,128)
                                                                                        ----------         ---------

Increase in liabilities:                                                                   148,091            94,500
Suppliers and contractors                                                                   27,064            44,894
Payroll and related charges and others                                                     136,891           116,789
                                                                                        ----------         ---------
Others                                                                                     312,046           256,183
                                                                                        ----------         ---------

Net cash provided by operating activities                                                3,157,125         1,348,849
                                                                                        ----------         ---------

Cash flows from investing activities:
  Loans and advances receivable:
    Related parties                                                                     (1,316,869)          (67,271)
    Others                                                                                  12,363            12,195
  Guarantees and deposits                                                                  (57,119)         (142,207)
  Additions to investments                                                              (1,432,923)       (1,424,217)
  Additions to property, plant and equipment                                              (954,640)         (341,367)
  Proceeds from disposal of property, plant and equipment and investments                  988,142             2,228
                                                                                        ----------         ---------
  Net cash used in investing activities                                                 (2,761,046)       (1,960,639)
                                                                                        ----------         ---------

Cash flows from financing activities:
  Short-term debt:
    Related parties                                                                        354,497           (23,875)
    Financial institutions                                                                 309,199          (113,908)
Long-term debt:
  Related parties                                                                          154,791           254,890
  Financial institutions                                                                   243,017           525,036
Repayments:
  Financial institutions                                                                  (340,484)         (427,841)
  Interest on stockholders' equity paid                                                 (1,279,337)         (451,645)
  Treasury shares                                                                          (33,642)                -
                                                                                        ----------         ---------
  Net cash used in financing activities                                                   (591,959)         (237,343)
                                                                                        ----------         ---------
  Decrease in cash and cash equivalents                                                   (195,880)         (849,133)
  Cash and cash equivalents, beginning of the period                                     1,569,185         1,909,002
                                                                                        ----------         ---------
  Cash and cash equivalents, end of the period                                           1,373,305         1,059,869
                                                                                        ----------         ---------
Cash paid during the period for:
  Short-term interest                                                                      (47,903)          (61,129)
  Long-term interest net of capitalization                                                (235,705)         (196,207)
  Income tax and social contribution paid                                                  (81,731)                -
Non-cash transactions:
Conversion of loans and others into investments                                                  -           189,627
Swap with CVRD's treasury stock                                                              3,426                 -
Additions to property, plant and equipment with capitalizations                            127,895                 -
Pension obligation settled by transfer of CSN shares                                       520,589                 -

12

6.1-   Operations

Companhia Vale do Rio Doce - CVRD is a publicly traded corporation whose predominant activities are mining, processing and sale of iron ore, pellets, gold, manganese and potash, as well as port and railroad transportation services. In addition, through its direct and indirect subsidiaries and jointly controlled companies, CVRD operates in coastal shipping, logistics, geological studies and technological research services, steel, aluminum, energy and e-business.

6.2-   Presentation of Quarterly Information

The financial statements have been prepared according to the accounting principles provided for in Brazilian corporate legislation as well as the rules and guidelines issued by the Comissao de Valores Mobiliarios - CVM (Brazilian Securities Commission) and the IBRACON - Instituto dos Auditores Independentes do Brasil (Institute of Independent Accountants of Brazil).

In order to provide better information to the market, the Company is presenting as additional information the Statements of Cash Flows as shown on page 12.

Certain amounts and classifications in the 2000 financial statements have been adjusted to the criteria used in 2001 for better comparability (Note 6.23). Other values with no relevant effect were also reclassified on the financial statements for the same purpose.

6.3-   Significant Accounting Policies

(a)  The accrual basis of accounting is adopted by the Company;

(b) Assets and liabilities that are realizable or due more than twelve months after the quarterly information date are classified as long-term;

(c) Marketable securities are classified as cash and cash equivalents and stated at cost plus accrued income earned through the quarterly information date;

(d) Inventories are stated at average purchase or production cost, and imports in transit at the cost of each item, not exceeding market or net realizable value;

(e) Assets and liabilities in foreign currencies are translated at exchange rates in effect at the quarterly information date, and those in local currency are restated based on contractual indices;

(f) Investments in subsidiaries, jointly controlled companies and affiliated companies are accounted for by the equity method, based on the stockholders' equity of the investees, and when applicable increased/decreased by goodwill and negative goodwill to be amortized and provision for losses. Other investments are recorded at cost, less provision for unrealized losses when applicable; and

(g) Property, plant and equipment, including interest incurred during the construction period of large-scale projects, are recorded at historic cost (increased by monetary restatement up to 1995) and depreciated by the straight-line method, at rates that take into consideration the useful lives of the assets. Depletion of mineral reserves is computed by the unit-of-production method. Since 2001 the Company, based on technical studies, concluded for the revision of useful lives (depreciation rates) of certain equipments/installations. The effects of such revision are reflected in inventories and, mainly, in the results of 2001, which were reduced by R$ 92 million.

6.4-   Cash and Cash Equivalents


                                                 09/30/01          06/30/01

Marketable securities (*)                       1,070,993         1,309,404
Fixed-yield bond investments (funds)              185,630            80,213
Government securities (NBC-E, NTN-D, LFT )        115,160            89,829
Others                                              1,522             2,372
                                                ---------         ---------
                                                1,373,305         1,481,818
                                                =========         =========

(*) For part of these investments the Company contracted swap operations with financial institutions, mainly related to interest rate and/or currency variations.

6.5-   Accounts Receivable from Customers

                                               09/30/01            06/30/01

Domestic                                       341,196             340,768
Export                                         658,339             491,588
                                               -------             -------
                                               999,535             832,356

Allowance for doubtful accounts                (22,462)            (22,432)
Allowance for ore weight credits               (16,010)            (13,289)
                                               -------             -------
                                               961,063             796,635
                                               =======             =======


6.6-   Transactions with Related Parties

Derived from sales and purchases of products and services or from loans under normal market conditions, with maturities up to the year 2010, as follows:

                                                                                          Assets                Liabilities
                                                                           ---------------------      ---------------------
                                                                           09/30/01      06/30/01     09/30/01     06/30/01
                                                                           --------      --------     --------     --------
ALUNORTE - Alumina do Norte do Brasil S.A.                                  840,878       761,902      115,089      135,414
Celulose Nipo-Brasileira S.A. - CENIBRA                                           -       235,460            -            -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO                       96,310        73,603       56,739       29,414
Companhia Hispano-Brasileira de Pelotizacao - HISPANOBRAS                    45,149        38,364       55,818       46,487
Companhia Italo-Brasileira de Pelotizacao - ITABRASCO                        46,571        33,100       61,619       40,211
Companhia Nipo-Brasileira de Pelotizacao - NIBRASCO                          64,977        68,278       30,513       75,188
CVRD Overseas Ltd.                                                           76,708           474      958,883      707,338
DOCEPAR S.A.                                                                 62,922        59,800          117          113
Ferrovia Centro-Atlantica S.A.                                              141,255       136,778            -          662
S. A. Mineracao da T rindade - SAMIT RI                                      48,527        38,878       67,490       58,104
Itabira Rio Doce Company Limited - ITACO                                    407,933       362,696      104,524       59,847
Mineracao Tacuma Ltda.                                                      114,912        74,993            -            -
Rio Doce International Finance Ltd.                                         931,317       833,386    1,109,695      924,043
Salobo Metais S.A.                                                          160,621       155,164            -            -
Sibra Eletrosiderurgica Brasileira S.A.                                      45,237        45,168       20,805       10,358
Vale do Rio Doce Aluminio S.A. - ALUVALE                                        380           340      133,752      100,629
Vale do Rio Doce Navegacao S.A. - DOCENAVE                                      980           379       48,907       46,571
Zagaia Participacoes S/A (note 6.9 (o))                                           -     1,018,688            -            -
Others                                                                      321,485       349,386      168,560      218,583
                                                                          ---------     ---------    ---------    ---------
                                                                          3,406,162     4,286,837    2,932,511    2,452,962
                                                                          =========     =========    =========    =========
Represented by:
Commercial balances (sales and purchases of products and services) (* )     742,438       599,103      325,067      256,460
Short-term financial balances                                             1,191,870     1,917,677      707,714      590,622
Long-term financial balances                                              1,471,854     1,770,057    1,899,730    1,605,880
                                                                          ---------     ---------    ---------    ---------
                                                                          3,406,162     4,286,837    2,932,511    2,452,962
                                                                          ---------     ---------    ---------    ---------

(*) Included in "Accounts receivable from customers" and "Payable to suppliers and contractors."


6.7-   Inventories

                                               09/30/01          06/30/01
                                               --------          --------

Finished products                               215,334           201,567
  . Iron ore and pellets                          3,997             5,127
  . Manganese                                    14,697            17,160
  . Gold                                          5,100             3,654
                                                -------           -------
  . Others                                      239,128           227,508
Spare parts and maintenance supplies            223,792           198,942
                                                -------           -------
                                                462,920           426,450
                                                =======           =======
14

6.8-   Deferred Income Tax and Social Contribution

Income of the Company is subject to the normal tax system. The balances of deferred assets and liabilities are presented as follows:

                                                                            Deferred assets                Deferred liabilities
                                                                 09/30/01          06/30/01           09/30/01         06/30/01
                                                                 --------          --------           --------         --------
Fiscal result                                                     603,002           205,003                  -                -
 . Interest on stockholders's equity                               258,622           258,622                  -                -
 . Fiscal loss - 2000                                             (305,214)         (236,204)                 -                -
                                                                ---------           -------             ------           ------
 . Fiscal result - 2001                                            556,410           227,421                  -                -
Temporary differences:
 . Labor provision                                                 151,228           147,338                  -                -
 . Contingent liabilities                                          268,422           216,846                  -                -
 . Provision for losses on assets                                   77,122            19,573                  -                -
 . Provision for losses on derivative financial instruments         33,660                 -                  -                -
 . Others                                                           33,344            35,753                  -                -
                                                                ---------           -------             ------           ------
                                                                  563,776           419,510                  -                -
Inflationary profit                                                     -                 -                  -                -
Capital reserve - special monetary restatement - Law 8,200              -                 -             13,496           10,021
Long-term sales                                                         -                 -             23,783           29,451
                                                                ---------           -------             ------           ------
                                                                1,120,186           646,931             44,688           45,022
Recoverable withholding tax                                        65,890            40,298             81,967           84,494
                                                                ---------           -------             ------           ------
Total                                                           1,186,076           687,229                  -                -
                                                                =========           =======             ======           ======
Short-term                                                      1,056,020           561,992             81,967           84,494
Long-term                                                         130,056           125,237                  -                -
                                                                ---------           -------             ------           ------
                                                                1,186,076           687,229             81,967           84,494
                                                                =========           =======             ======           ======

The realization of tax credits arising from temporary differences occurs at the time of effective payment of the provisions made, in accordance with tax law.

In addition to the credits recorded, the Company has a lawsuit pending claiming an additional 51.83% monetary restatement for tax purposes applied to the months of January and February 1989 ("Plano Verao" monetary plan). It has already obtained an injunction for compensation of credits corresponding to 42.72% instead of the 51.83% requested. The amount of these credits covered by the injunction total approximately R$ 444,000, and the accounting effects have not yet been recognized in the financial statements.


The amounts reported as income tax and social contribution which affected income for the period are as follows:


                                                                                        09/30/01      09/30/00
                                                                                        --------      --------

Income before income tax and social contribution                                       1,826,546     1,607,565
(Less) Equity in results of subsidiaries and affiliated companies                       (261,256)     (631,457)
(Less) Result from discontinued operations, except for gain on sale of Bahia Sul      (1,540,132)     (145,793)
                                                                                      ----------      --------
Income tax and social contrbution at combined tax rates                                   25,158       830,315
Federal income tax and social contribution at statutory rates                                34%           34%
                                                                                      ----------      --------
Adjustments to net income which modify the effect on the result for the period:           (8,554)     (282,307)
 . Income tax benefit from interest on stockholders' equity                               603,002       267,536
 . Fiscal incentives SUDAM/SUDENE                                                          58,573             -
 . Others                                                                                 (67,987)        7,535
                                                                                      ----------      --------
Income tax and social contribution                                                       585,034        (7,236)
                                                                                      ==========      ========


6.9-   Investments


                                                                                Adjusted
                                                                                  Net
                                                                     Adjusted    income
                                                         Partic-      Stock-     (loss)           Investments   Equity Investments
                                                         ipation      holders'  for the    ------------------  -------------------
                                                               %      equity    period)    09/30/01  06/30/01  09/30/01   09/30/00
                                                          ------     -------    -------    --------  --------  --------   --------

Subsidiaries
  Vale do Rio Doce Aluminio S.A.
   - ALUVALE (c, f, j)                                     94.74     627,385     (88,709)    594,385    715,009   (84,043)  252,225
  DOCEPAR S.A. (c, g)                                     100.00     (34,008)     (2,010)          -          -         -    20,908
  Navegacao Vale do Rio Doce S.A.
    - DOCENAVE (c)                                        100.00     380,095     (14,604)    380,095    459,057   (14,604)  (21,493)
  Florestas Rio Doce S.A. (c)                              99.85      89,614       8,334      89,480    138,248     8,322     4,600
  Itabira Internacional Servicos
   e Comercio Ltd. - ITACO (a, c, h)                       99.99     902,119     384,742     902,029    658,680   384,704   178,275
  Rio Doce Europa Servicos e
   Comercio - RDE (a, c, i, j, m)                          99.80   2,275,989     186,569   2,271,438    768,529   246,257    78,657
  S.A. Mineracao da Trindade -
   SAMITRI (c, d, k)                                      100.00     521,197         518   1,333,623  1,365,315       518    16,586
  SIBRA Eletrosiderurgica Brasileira
   S.A. (c, d, e)                                          98.16     161,011      19,925     480,450    494,066    19,558         -
  Zagaia Participacoes S/A (c, o)                         100.00   1,168,222     109,957)  1,168,222          -  (109,957)        -
  Belem - Administracoes e
   Participacoes Ltda (c, d, n)                            99.99      21,012           -      68,229          -         -         -
  Others                                                                                     209,689    513,634    17,819       847
                                                                                          ---------- ----------  --------  --------
                                                                                           7,497,640  5,112,538   468,574   530,605
                                                                                          ---------- ----------  --------  --------
Jointly control l ed companies
Celulose Nipo-Brasileira S.A. - CENIBRA (b, c, m)            -             -           -           -    297,904         -         -
Companhia Siderurgica de Tubarao - CST (b, c, d, e)        22.85   2,801,832     (56,795)    491,522    491,810   (12,978)   37,001
Companhia Siderurgica Nacional - CSN (c, l)                  -             -           -           -          -   107,522     7,705
Companhia Hispano-Brasileira de Pelotizacao
  - HISPANOBRAS (b, c)                                     50.89      85,853      21,545      43,691     39,139    10,964     6,530
Companhia Italo-Brasileira de Pelotizacao
  - ITABRASCO (b, c)                                       50.90      68,571      24,413      34,903     33,165    12,426     3,773
Companhia Coreano-Brasileira de Pelotizacao
  - KOBRASCO (b, c)                                        50.00     (39,435)    (90,644)          -     16,287   (25,604)    3,985
Companhia Nipo-Brasileira de Pelotizacao
  - NIBRASCO (b, c)                                        51.00      79,058     (17,761)     40,320     57,662    (9,058)   13,029
Minas da Serra Geral S.A. - MSG (b, c)                     51.00      56,528      12,413      28,829     29,532     6,331     5,078
Others (b, c)                                                                                 58,411     58,644       639     1,730
                                                                                          ---------- ----------  --------  --------
                                                                                             697,676  1,024,143    90,242    78,831
                                                                                          ---------- ----------  --------  --------
Affiliated companies
Ferroban - Ferrovias Bandeirantes S.A. (c)                 18.74      77,735     (52,691)     14,568     15,194    (9,874)   (6,084)
Fertilizantes Fosfatados S.A. - FOSFERTIL (c, e)           10.96     442,304      54,460      48,477     47,647     5,969     5,641
Usinas Siderurgicas de Minas Gerais S.A.
  - USIMINAS (c, d, e)                                     11.46   3,637,684      23,727     465,591    472,805     2,719    22,464
                                                                                          ---------- ----------  --------  --------
                                                                                            528,636    535,646    (1,186)   22,021
                                                                                          ---------- ----------  --------  --------
Investments at cost                                                                           3,725      3,725         -         -
                                                                                          ---------- ----------  --------  --------
Total                                                                                     8,727,677  6,676,052   557,630   631,457
                                                                                          ---------- ----------  --------  --------
Provision for losses                                                                                             (19,718)        -
Companhia Coreano-Brasileira de Pelotizacao - KOBRASCO (b, c)                                                    (32,887)        -
Companhia Ferroviaria do Nordeste (c )                                                                            (5,498)        -
DOCEPAR S.A. (c, g)                                                                                             (107,965)        -
Ferrovia Centro-Atlantica S. A . (c )                                                                           (103,725)        -
Para Pigmentos S. A . (c )                                                                                      (269,793)        -
Amortization of goodwill
  Ferrovia Centro-Atlantica S. A . (c )                                                                         (138,559)        -
  Gulf Industrial Investment Co. (a, c, d, h, i)                                                                 (60,061)        -
  Para Pigmentos S. A . (c )                                                                                     (83,150)   (6,027)
  SIBRA Eletrosiderurgica Brasileira S. A . (c, d, e)                                                            (57,989)   (3,490)
  Others                                                                                                          (7,953)   (6,321)
                                                                                                                (347,712)  (15,838)
Result of investments participation                                                                              (59,875)  615,619

Notes:

(a) Equity in companies located abroad is converted into local currency at rates in effect on the quarterly information date. The calculation of the equity method adjustment comprises the difference due to exchange rate changes, as well as participation in results;

(b) Notwithstanding the stockholdings, the classification as a jointly controlled company results from the degree of control exercised by the Company, which is shared with the other partners;

(c)   Companies with information not reviewed by independent accountants;

(d) Goodwill and negative goodwill on investments in subsidiaries, affiliated and jointly controlled companies are presented together with their respective investments as follows:

                                                           9/30/01      6/30/01
                                                         ---------    ---------
Goodwill                                                   322,402      341,732
SIBRA                                                            -       74,664
Para Pigmentos S.A. (classified in other subsidiaries)     812,426      812,855
SAMITRI                                                     64,363       68,471
SOCOIMEX (merged with CVRD on 08/31/00)                     48,712       50,830
USIMINAS                                                    47,219            -
                                                         ---------    ---------
Belem - Administracao e Participacoes Ltda               1,295,122    1,348,552
                                                         =========    =========

Negative goodwill                                         (148,697)    (148,697)
                                                         ---------    ---------
CST                                                       (148,697)    (148,697)
                                                         =========    =========


(e) Investments in companies that were listed on stock exchanges as of 09/30/01:

                                               Book Value    Market Value
                                               ----------    ------------
CST                                              491,522         215,139
FOSFERT IL                                        48,477          81,716
SIBRA (preferred shares)                         239,952          84,047
USIMINAS                                         465,591          95,500


       The market value of these investments does not necessarily reflect the value that could be realized from selling a representative group of shares. The other investments refer to companies that have no shares listed on stock exchanges.

(f)  Indirect holdings through ALUVALE:




                                                                     Adjusted
                                                         Partic-      Stock-           Investments     Equity Investments
                                                         ipation      holders'  ------------------    -------------------
                                                               %      equity    09/30/01  06/30/01    09/30/01   09/30/00
                                                          ------     -------    --------  --------    --------   --------

ALBRAS - Aluminio Brasileiro S.A. (c)                     51.00        2,854      1,456    101,316    (95,917)    109,877
ALUNORTE - Alumina do Norte do Brasil S.A. (c)            46.60      334,924    156,075    199,875    (87,863)     22,389
Mineracao Rio do Norte S.A. (c)                           40.00      544,062    217,625    231,035     57,763      58,450
Valesul Aluminio S.A. (c)                                 54.51      218,145    118,909    112,226     19,725      15,213
Own operations                                                                  100,320     70,557     22,249      46,296
                                                                                -------    -------    -------     -------
                                                                                594,385    715,009    (84,043)    252,225
                                                                                =======    =======    =======     =======


(g) On 12/07/00, CVRD exchanged 1,346,690 shares of ACOMINAS for 810,000,000 preferred shares of Gerdau S.A. (GERDAU), with the intention of selling these shares on the market at an opportune moment. This investment is recorded in current assets as others in the amount of R$ 11,016.

     On 09/30/01, a provision for losses in DOCEPAR in the amount of R$ 34,008 is recorded in other long-term liabilities.

(h)  Indirect holdings through Itabira Internacional Servicos e Comercio Ltda:


                                                                      Investments          Equity Investments
                                                            ---------------------     -----------------------
                                                            09/30/01     06/30/01     09/30/01       06/30/01
                                                            --------     --------     --------       --------

California Steel Industries, Inc - CSI (a, c)                     -       259,614       57,911         41,025
CVRD Overseas Ltd. (a, c)                                         -        96,007       25,019              -
Gulf Industrial Investment Co. (a, c, d)                          -       197,192        2,602              -
Rio Doce Manganese Europe - RDME (a, c)                           -        78,483        7,564         (1,149)
Siderar Sociedad Anonima Industrial y Comercial (a, c)            -        34,570        5,241            820
Vale do Rio Doce Aluminio S.A. - ALUVALE (c)                      -        39,694        2,029              -
Itabi raRi o Doce Company Limited (a)                             -      (102,523)      35,187        124,639
Other participations (a)                                          -        55,643        5,802         12,940
Own operations (a)                                          902,029             -      243,349              -
                                                            -------       -------      -------        -------
                                                            902,029       658,680      384,704        178,275
                                                            =======       =======      =======        =======


     On July/01, Itabira Rio Doce Company Limited was sold to Rio Doce International Finance Ltd, subsidiary of Rio Doce Servicos e Comercio - RDE.

(i)  Indirect holdings through Rio Doce Europa Servicos e Comercio - RDE:


                                                                            Adjusted
                                                                Partic-      Stock-           Investments     Equity Investments
                                                                ipation      holders'  ------------------    -------------------
                                                                      %      equity    09/30/01  06/30/01    09/30/01   09/30/00
                                                                 ------     -------    --------  --------    --------   --------

California Steel Industries, Inc - CSI (a, c)                    50.00    590,180      295,090         -       60,739           -
CVRD Overseas Ltd. (a, c)                                       100.00    153,328      153,328         -       61,301           -
Gulf Industrial Investment Co. (a, c, d)                         50.00    348,610      174,305         -        8,040           -
Itabira Rio Doce Company Limited - ITACO (a)                     99.99     85,511    1,799,982         -     (138,031)          -
Rio Doce Manganese Europe - RDME (a, c)                         100.00    826,175       85,511         -       13,728           -
Siderar Sociedad Anonima Industrial y Comercial (a, c)            4.85    627,385       40,065         -        5,495           -
Vale do Rio Doce Aluminio S.A. - ALUVALE (c, j)                   5.26                  33,000         -       (6,695)          -
Other participations (a)                                                                39,054         -       14,552      78,657
Own operations (a)                                                                    (348,898)  768,529      227,128      78,657
                                                                                     2,271,437   768,529      246,257           -
Amortization of goodwill - Gulf Industrial Investment Co.                                    -         -      (60,061)     78,657
                                                                                     2,271,437   768,529      186,196


(j) The consolidated shareholding in Vale do Rio Doce Aluminio S.A. - ALUVALE is 100.0% (the subsidiary Itabira Rio Doce Company Limited - ITACO owns 5.26% of the capital);

(k) On 01/24/01 CVRD announced its intention to incorporate the shares of S.A. Mineracao Trindade - SAMITRI . With this operation, the Company is seeking a gain in efficiency by reducing costs and rationalizing activities. On 02/19/01 an Extraordinary General Meeting approved the incorporation of the shares. Due to the incorporation of the shares issued by SAMITRI, the minority stockholders received preferred class A shares issued by CVRD, which were in treasury, in the proportion of 1 CVRD share to 628 SAMITRI shares;

     On 08/01/01 an Extraordinary General Meeting approved the protocol and justification for incorporation of Mineracao Trindade S. A. - SAMITRI. On 10/01/01 SAMITRI was merged with CVRD.

(l) On 03/15/01 CVRD terminated its investment in Companhia Siderurgica Nacional ("CSN") by unwinding the cross participation relationship between the companies. This transaction created the opportunity to address the following questions:

     (1) The signing of a contract with CSN which guarantees to the Company certain preemptive rights, for a period of thirty years, as follows:
          (a) purchase of any iron ore surplus produced by the Casa de Pedra mine; (b) the leasing and acquisition of the Casa de Pedra mine; (c) the development of a pelletizing plant supplied by iron ore produced by the Casa de Pedra mine, if CSN decides to enter into a joint venture with third parties. Conversely, CSN has the right of preference in constructing, in conjunction with the Company, any greenfield steel making project which the

          Company decides to set up under its own control over the next five years;

     (2) The transfer to VALIA of its interest in CSN (10.33% of CSN total capital), (which will not participate in the CSN shareholders' agreement). These shares were valued at approximately R$ 520 million, R$ 70.22 per lot of 1000 shares, based on the weighted average price of the last thirty trading sessions at BOVESPA in the period ended on 03/09/01. This transaction generated a gain for the Company, eliminates VALIA's actuarial deficit and significantly increases the Company's borrowing capacity; and

     (3) This operation resulted in a gain on investments accounted for by the equity method of R$ 107,522 and a gain of R$ 10,406 on the sales of shares to VALIA, which is recorded as "others - result of investments participations".

(m) On 06/05/01, at a private auction for the sale of 86,562,480 ordinary shares, 5,694,900 Class A preferred shares and 3,211,189 Class D preferred shares of Celulose Nipo-Brasileira SA (CENIBRA) equivalent to 51.48% of the capital, CVRD chose the best price offer presented by the Carthage Investment Corp., a joint venture constituted by Votorantim Celulose e Papel SA (VCP) and Aracruz Celulose SA (Aracruz), in the value of US$ 670,500.

     The conclusion of the purchase and sale operation was subject to certain precedent conditions among which the most important relates to the exercise, or not, of the preemptive rights detained by the Japan Brazil Paper and Pulp Resources Development Co. Ltd. (JBP), a consortium of Japanese companies which owns 48.52% of the total CENIBRA capital.

     On 07/06/01, JBP exercised its preemptive rights to acquire the totality of CVRD's participation in the CENIBRA capital. Under the same terms and conditions governing the purchase and sale contract for the shares in question that would have been celebrated with the Carthage Investment Corp, the winner of the private auction held by CVRD on 06/05/01. On 09/14/01, CVRD concluded the sale of Celulose Nipo-Brasileira S. A. - CENIBRA to Japan Brazil Paper and Pulp Resources Development Co., Ltda., with exercised its right to purchase 51.48% of the shares held by its subsidiary Itabira Rio Doce Company Limited - ITACO. Accordingly, JBP became sole owner of CENIBRA.

(n) On 09/26/01, CVRD acquired 99.99% of the quotas of Belem - Administracoes e Participacoes Ltda for R$ 68,229, while its wholly owned subsidiary Docepar S. A. acquired the remaining 0.01%.

     Belem is a non-operational limited liability company that has a 9.9% holding in Empreendimentos Brasileiros de Mineracao S. A. - EBM, which in turn owns 51% of Mineracoes Brasileiras Reunidas S. A. - MBR, an unlisted Brazilian company that produces iron ore.

(o) On 09/20/01, CVRD converted into capital the advances made for the future capital increase in Zagaia in the amount of R$ 1,278,175. Zagaia is a non operational company with limited liability that holds 100% of the social capital of Ferteco Mineracao S. A ..

6.10-  Property, Plant and Equipment

(a)  By business area:

                                                                       09/30/01                                  06/30/01
                                        ----------------------------------------   --------------------------------------
                                                      Accumulated                                 Accumulated
                                              Cost   depreciation           Net          Cost    depreciation         Net
                                              ----   ------------           ---          ----    ------------         ---
Ferrous - Northern System
  Mining                                 1,496,296       (720,533)      775,763     1,476,719        (704,230)    772,489
  Railroads                              2,636,849       (954,371)    1,682,478     2,606,688        (927,854)  1,678,834
  Ports                                    508,386       (237,095)      271,291       508,610        (233,739)    274,871
  Construction in progress                 376,225              -       376,225       269,232               -     269,232
                                        ----------     -----------    ---------    ----------      -----------  ---------
                                         5,017,756     (1,911,999)    3,105,757     4,861,249      (1,865,823)  2,995,426
                                        ----------     -----------    ---------    ----------      -----------  ---------
Ferrous - Southern System
  Mining                                 2,089,999     (1,311,517)      778,482     2,081,206      (1,300,747)    780,459
  Railroads                              3,026,757     (1,821,680)    1,205,077     2,979,604      (1,798,976)  1,180,628
  Ports                                    558,481       (424,971)      133,510       557,116        (421,459)    135,657
  Construction in progress                 257,984              -       257,984       266,720               -     266,720
                                        ----------     -----------    ---------    ----------      -----------  ---------
                                         5,933,221     (3,558,168)    2,375,053     5,884,646      (3,521,182)  2,363,464
                                        ----------     -----------    ---------    ----------      -----------  ---------
Pelletizing                                579,063       (433,924)      145,139       582,131        (436,258)    145,873
Construction in progress                   347,563              -       347,563       267,738               -     267,738
                                        ----------     -----------    ---------    ----------      -----------  ---------
                                           926,626       (433,924)      492,702       849,869        (436,258)    413,611
                                        ----------     -----------    ---------    ----------      -----------  ---------
Energy (*)                                 350,690        (12,404)      338,286       148,344         (10,767)    137,577
Construction in progress                   130,626              -       130,626       114,577               -     114,577
                                        ----------     -----------    ---------    ----------      -----------  ---------
                                           481,316        (12,404)      468,912       262,921         (10,767)    252,154
Total Ferrous                           12,358,919     (5,916,495)    6,442,424    11,858,685      (5,834,030)  6,024,655
                                        ----------     -----------    ---------    ----------      -----------  ---------
Non-Ferrous
  Potash                                   110,145        (34,498)       75,647       108,718         (31,963)     76,755
  Gold                                     607,485       (408,886)      198,599       606,784        (316,448)    290,336
  Research and projects                     41,598        (21,790)       19,808        41,157         (21,250)     19,907
  Construction in progress                  40,520              -        40,520        37,166               -      37,166
                                        ----------     -----------    ---------    ----------      -----------  ---------
                                           799,748       (465,174)      334,574       793,825        (369,661)    424,164
                                        ----------     -----------    ---------    ----------      -----------  ---------
Logistics                                  892,992       (508,884)      384,108       880,167        (502,460)    377,707
Construction in progress                    39,644              -        39,644        31,423               -      31,423
                                        ----------     -----------    ---------    ----------      -----------  ---------
                                           932,636       (508,884)      423,752       911,590        (502,460)    409,130
                                        ----------     -----------    ---------    ----------      -----------  ---------
Corporate                                   86,976        (39,784)       47,192        86,278         (37,739)     48,539
Construction in progress                    10,384              -        10,384         8,699               -       8,699
                                        ----------     -----------    ---------    ----------      -----------  ---------
Total                                       97,360        (39,784)       57,576        94,977         (37,739)     57,238
                                        ----------     -----------    ---------    ----------      -----------  ---------
                                        14,188,663     (6,930,337)    7,258,326    13,659,077      (6,743,890)  6,915,187
                                        ==========     ==========     =========    ==========      ==========   =========

(b)  By classification of asset:

                                                                       09/30/01                                  06/30/01
                                        ----------------------------------------   --------------------------------------
                                                      Accumulated                                 Accumulated
                                              Cost   depreciation           Net          Cost    depreciation         Net
                                        ----------   ------------    ----------    ----------    ------------   ----------
Land and buildings                       1,421,365       (590,200)      831,165     1,427,002        (576,606)    850,396
Installations                            4,117,011     (2,502,657)    1,614,354     3,926,266      (2,447,234)  1,479,032
Equipment                                  816,395       (500,713)      315,682       792,576        (469,459)    323,117
Railroads                                5,120,127     (2,657,666)    2,462,461     5,037,137      (2,616,770)  2,420,367
Mineral rights                             388,264       (146,034)      242,230       388,264        (141,534)    246,730
Others                                   1,122,555       (533,067)      589,488     1,092,277        (492,287)    599,990
Construction in progress                12,985,717      6,930,337)    6,055,380    12,663,522      (6,743,890)  5,919,632
Total                                    1,202,946              -     1,202,946       995,555               -     995,555
                                        14,188,663      6,930,337)    7,258,326    13,659,077      (6,743,890)  6,915,187

(*) The increase in the energy area refers to the recording as a fixed asset of the investment in the Porto Estrela hydroelectric Station. CVRD has an equal 1/3 interest in this undertaking along with the Companhia Energetica de Minas Gerais (Cemig) and Coteminas. The project required investments of R$ 101 million, with CVRD's initial share of the power output being destined for the Tubarao Complex in Espirito Santo State. The plant has been in commercial operation since September 1, having been inaugurated on 10/09/01.

The average annual depreciation rates are 3% for buildings, from 2% to 10% for installations, from 10% to 20% for equipment, and from 1% to 4% for railroads. Mineral reserve depletion is calculated annually as a function of the volume of ore extracted in relation to the proven and probable reserves.

Depreciation, amortization and depletion of property, plant and equipment have been allocated to cost of production and services and to administrative expenses as follows:

                                                       09/30/01       09/30/00
                                                       --------       --------
Cost of production and services                         358,710        203,865
Administrative expenses                                  14,302         11,011
                                                       --------       --------
                                                        373,012        214,876
                                                       --------       --------

6.11-  Loans and Financing

                                                           Current Liabilities       Long-Term Liabilities
                                                      ------------------------     -----------------------
                                                       09/30/01       06/30/01      09/30/01      06/30/01
                                                      ---------      ---------     ---------     ---------
FOREIGN OPERATIONS
Short-term debt                                         272,620        279,587             -             -
Long-term debt:                                         287,525        329,067     2,008,813     1,799,290
Loans and financing maturing up to 2011, in:
  U.S. dollars                                           24,591         20,324        79,635        66,407
  Yen                                                       643            519         1,608         1,413
  Other currencies                                            -              -     1,335,650     1,152,450
Notes in U.S. dollars                                    44,189         64,657             -             -
                                                      ---------      ---------     ---------     ---------
Accrued charges                                         356,948        414,567     3,425,706     3,019,560
                                                      ---------      ---------     ---------     ---------
LOCAL OPERATIONS
Short-term debt                                       1,062,649      1,535,887             -             -
                                                      ---------      ---------     ---------     ---------
Long-term debt:
Indexed by TJLP, TR(* ) and IGP-M                         8,469         10,732        47,173        47,224
Basket of currencies                                     31,796         27,065        82,141        75,705
Loans in U.S. dollars                                     2,596          2,397         8,651         7,903
Non-convertible debentures                                    -              -         7,434         7,034
Accrued charges                                           2,080          1,706             -             -
                                                      ---------      ---------     ---------     ---------
                                                         44,941         41,900       145,399       137,866
                                                      ---------      ---------     ---------     ---------
                                                      1,737,158      2,271,941     3,571,105     3,157,426
                                                      =========      =========     =========     =========

Notes:

(a) Foreign currency loans and financing were converted into reais at exchange rates effective on the quarterly information date, with US$ 1.00 equal to R$ 2.6713 at 09/30/01 (R$ 2.3049 at 06/30/01) and 1.00 Yen equal to R$
     0.022362 at 09/30/01 (R$ 0.018482 at 06/30/01).

(b) Of the total loans and financing, R$ 822,081 are guaranteed by the federal government (with full counter-guarantees) and R$ 120,559 have third-party guarantees.

(c) Amortization of principal and finance charges incurred on long-term loans and financing obtained abroad and domestically mature as follows as of 09/30/01:

     2002                                                     86,900
     2003                                                  1,289,568
     2004                                                  1,535,655
     2005 onward                                             658,982
                                                           ---------
                                                           3,571,105
                                                           =========

(d) Long-term external and domestic loans and financing were subject to annual interest rates as of 09/30/01 as follows:


     Up to 7%                                              2,389,084
     7.1 to 9%                                               133,794
     9.1 to 11%                                            1,335,650
     Over 11%                                                114,466
                                                           ---------
                                                           3,972,994
                                                           =========

(e) Based on borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the market value of long-term debt at 09/30/01 approximates fair market value.

(f)  The Company's loans and financing, by currencies/index at:

                      09/30/01                            06/30/01

              Basket of currencies  2%              Basket of currencies  2%
              Others                3%              Others                3%
              Dollar               95%              Dollar               95%

                     R$ 5,308,263                          R$ 5,429,367


6.12 - Securitization Program

On 09/29/00 CVRD finalized the financial conditions for a US$ 300 million securitization program based on existing and future receivables generated by its subsidiary CVRD Overseas Ltd.. This transaction, relating to exports of iron ore and pellets to six of CVRD's major customers in Europe, United States and Asia, was structured by Bank of America Securities LLC, and is divided in three tranches as follows:

                     Amount                    Grace Period    Yield to Investor
Tranches      (US$ million)        Maturity         (years)               (p.y.)
--------      -------------       ----------   ------------    -----------------
1                        25       10/15/2007              2               8.682%

2 (insured)             125       10/15/2007              2          Libor+0.65%

3                       150       1-/15/2010              3               8.926%


The balance of this operation on 09/30/01 totals R$ 881,316 (R$ 11,926 in current liabilities and R$ 801,390 in long-term liabilities) and is included in related party liabilities to the subsidiary CVRD Overseas Ltd. (Note 6.6).


6.13 - Contingent Liabilities

At the quarterly information date the contingent liabilities of the Company were:

(a) Provisions for contingencies and respective judicial deposits, considered by management and its legal counsel as sufficient to cover possible losses from any type of lawsuit, were as follows:

                                                                 Provisions for
                                     Judicial deposits            contingencies
                                 ---------------------     --------------------
                                 09/30/01     06/30/01     09/30/01    06/30/01
                                 --------     --------     --------    --------

Tax contingencies                137,180      124,182      250,060     203,230
Labor and civil claims
  and others                     114,520      117,485      590,005     573,760
Bank deposits (* )               109,256      177,215      840,065        --
                                 -------      -------      -------     -------
Total                            360,956      418,882         --       776,990
                                 =======      =======      =======     =======


(*) Refers to bank deposits associated basically with pending civil suits, classified as "Judicial deposits".

(b) Guarantees given to subsidiary and jointly controlled companies (normally in proportion to the Company's percentage of participation) are as follows:


                                                09/30/01        06/30/01
                                               ---------       ---------

ALBRAS - Aluminio Brasileiro S.A.                993,639         869,057
ALUNORT E - Alumina do Norte do Brasil S.A.      207,365         188,547
Bahia Sul Celulose S.A. (* )                     246,094         107,241
CELMAR S.A. - Industria de Celulose e Papel      111,484          98,713
Companhia Coreano-Brasileira de Pelotizacao -    106,879          46,990
   KOBRASCO                                      287,840         229,460
FCA - Ferrovia Centro-Atlantica S.A.             478,483         498,657
ITACO - Itabira Rio Doce Company Limited         134,628         133,126
Para Pigmentos S.A.                              158,918         149,747
Salobo Metais S.A.                               103,846          95,188
Seamar Shipping Corporation                       61,743          55,007
                                               ---------       ---------
Others                                         2,890,919       2,471,733
                                               =========       =========


                                                09/30/01        06/30/01
                                               ---------       ---------
The breakdown of guarantees by currency is:

U.S. Dollar                                    2,304,664       1,959,405
Real                                             572,209         501,127
French Franc                                      14,046          11,201
                                               ---------       ---------
                                               2,890,919       2,471,733
                                               =========       =========

(*) The guarantees given to Bahia Sul were extinguished with the sale of this investment, except for EUROBONDS in the amount of US$ 92 million, for which counter-guarantees were received from Suzano.


6.14 - Labor provision

This provision is the result of the Company's responsibility to provide supplementary pensions relating to the early retirement programs of 1987 and 1989. Part of the amount is recorded in current liabilities as "Others", R$ 62,263 (R$ 60,376 at 06/30/01), and part in long-term liabilities, R$ 382,471
(R$ 370,883 at 06/30/01). These liabilities were calculated by an independent actuary for 09/30/01 and represent the current value of the benefits and pensions.


6.15 - Others - Long-term liabilities

                                                    09/30/01        06/30/01
                                                    --------        --------

Derivative Financial instruments (Note 6.20)         102,978             -
Provision for environmental recover                   40,000             -
Companhia Energetica de Minas Gerais - Cemig(*)      165,539             -
Provision for loss on DOCEPAR                         34,008          28,510
Provision for loss on CFN                             32,887             -
Provision for loss on PPSA                            32,839             -
                                                     152,675         129,602
Others                                               -------         -------
                                                     560,926         158,112
                                                     =======         =======
(*) Long-term part of the debt refers to value "Contract of concession of public use to exploit hidroeletric benefits and system of associated transmission" of Porto Estrela hydroeletric station.

6.16 - Pension Plan

Fundacao Vale do Rio Doce de Seguridade Social - VALIA is a non-profit legal entity established in 1973 for the purpose of supplementing the social security benefits of the employees of the Company and its subsidiaries and affiliated companies that participate or will participate in the plan.

On 12/28/99 the Secretariat of Complementary Social Security, through Rule No. 866-SPC/COJ, approved a new Mixed-Benefits Plan. This plan, which was implemented in the second quarter of 2000, is based on the most modern concepts of private pension plans; programmed benefits are based on defined contributions not associated with the government social security benefits, and those entailing risks have the characteristic of defined benefit. A plan for deferred benefits upon severance ("vesting") was also introduced, allowing participants to remain associated without the obligation for future contributions. Another advantage offered by the new plan is that it allows full repayment of all employee contributions in case of leaving the plan, along with up to 80% of the sponsor's contributions, plus gains on investments.

Over 98% of active employees migrated to the new plan, thus requiring an actuarial appraisal of the new situation, using the group evaluation methodology of the former Defined Benefit Plan.

This appraisal, conducted by independent actuaries, found a deficit in the mathematical reserves of the old plan, whose value was assumed by CVRD, as previously foreseen, up to the limit stated in the Company's privatization rules (disclosed through a "relevant fact" in the Official Gazette of 04/11/97).

This deficit amounted to R$ 489,531 as of 04/30/00 (the final date for closing the plan to new entrants), to be amortized over 20 years, subject to monetary restatement by the IGP-DI index and interest of 6% per annum.

Accordingly, considering that this deficit was formed over many years since VALIA's inception, CVRD recognized its portion up to 12/31/99 as a liability in the amount of R$ 472,847 and charged retained earnings with R$ 312,079 (net of tax effects corresponding to R$ 160,768), recorded as long-term assets under deferred income tax and social contribution.

On 12/31/00 the balance totaled R$ 520,618, recorded as related party liabilities with VALIA, R$ 28,551 in current liabilities and R$ 492,067 in long-term liabilities . On 03/15/01 the Company settled its obligation by transferring the total of its interest (10.33%) in CSN to VALIA. (Note 6.9 (l))


6.17 - Capital

The Company's capital consists of 388,559,056 shares, of which 249,983,143 are common shares, 138,575,912 are preferred shares, and one is a special preferred share ("Golden Share"), all with no par value.

Preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share.

The special "Golden Share" created during the privatization in 1997 belongs to the Brazilian Government. This share gives it the right to a permanent veto of changes in the Company's name, headquarters location, nature as a mining enterprise, continuous operation of the integrated iron ore systems, mining, transportation and shipping and other matters determined in the by-laws.

The Extraordinary General Meeting held on 04/25/01 approved the increase of capital from R$ 3 billion to R$ 4 billion, without issue of new shares, through the capitalization of reserves in the amount of R$ 1 billion.

On 09/30/01 the Company's capital is comprised as follows:

                                                                                                 Number of shares
                                                -----------------------------------------------------------------
Stockholders                                         Common      %         Preferred     %           Total    %
----------------------------------------------  -----------    ---       -----------------     ------------------
Valepar S.A.                                    105,443,070     42              -        -     105,443,070   27
Foreign Funds                                     5,079,645      2        37,399,946    27      42,479,591   11
Brazilian Government (Brazilian Treasury/BNDES
    /BNDESPar/INSS/FPS) (a)                      90,461,112     37         6,764,063     5      97,225,175   25
American Depositary Receipts - ADRs                    -         -        52,388,007    38      52,388,007   13
Litel Participacoes S.A . (b)                    25,272,641     10                 -     -      25,272,641    6
Pension Funds                                     3,803,550      2        14,755,289    11      18,558,839    5
Clube de Investimentos dos Empregados da
  Vale - INVESTVALE                              10,409,169      4           190,700     -      10,599,869    3
Public                                            5,263,986      2        27,077,817    19      32,341,803    9
Treasury stock                                    4,249,970      1                91     -       4,250,061    1
Total                                           249,983,143    100       138,575,913   100     388,559,056   10
                                                ===========    ===       ===========   ===     ===========   ==

(a) Includes common shares owned by the National Treasury, BNDES and BNDESPAR. Excludes shares held by Investvale.

(b) Litel is the corporate vehicle pursuant to which Previ, Petros, Funcef and Fundacao CESP, each of which is a Brazilian pension fund, hold common shares in us and Valepar.

Notes:

As of 09/30/01, the number of holders of record who are residents of Brazil is 23,630. These shareholders own 293,691,458 shares, which represents 75.6% of our capital stock.

Members of our board of directors, as a whole, hold 19 shares.


6.18 - Treasury Stock

At the Extraordinary Meeting held on 07/18/01, the Board of Directors authorized the acquisition of up to 21 million nominal bookentry shares, with no par value, 11 million of common shares and 10 million of preferred shares, to be held in treasury and later sold or canceled with no reduction of the social capital. On 09/30/01, 4,249,970 common shares and 91 preferred shares had been acquired and were held in treasury, in the amount of R$ 107,219.

                                                                  Average quoted
Class                   Quantity       Unit acquisition cost        market price
--------- ----------------------   -------------------------  ------------------
           09/30/01     06/30/01   Average      Low     High  09/30/01  06/30/01
          ---------    ---------   -------    -----    -----  --------  --------
Preferred        91    3,519,288     20.03    14.02    52.40     52.81     52.34

Common    4,249,970       13,270     25.23    20.07    52.09     51.09     50.44
          ---------    ---------
          4,250,061    3,532,558
          =========    =========

On 07/25/01 the Company exchanged on the Sao Paulo Stock Exchange (BOVESPA), 3,519,285 preferred shares, maintained previously in treasury, for 3,520,000 common shares, an operation with Bank of America Liberal S.A. - Corretora de Cambio e Valores Mobiliarios as intermediary.


6.19 - Financial Result

The amounts included in the income statement are as follows:

                                                 09/30/01        09/30/00
                                               ----------        --------
Financial expenses
Foreign debt                                     (192,920)       (162,735)
Local debt                                        (64,530)        (65,932)
Related parties, net                               (6,662)          1,682
Others(* )                                       (140,974)        (40,073)
                                                 (405,086)       (267,058)
                                               (2,071,465)       (217,473)
Monetary and exchange rate variation
  on liabilities
Financial income
Marketable securities                              43,167          98,420
Other                                              31,556          13,502
                                               ----------        --------
                                                   74,723         111,922
                                               ----------        --------
Monetary and exchange rate variation on assets  1,083,795         159,221
                                               ----------        --------
Financial income (expenses), net               (1,318,033)       (213,388)
                                               ==========        ========

(*) Includes net losses on derivative financial instruments (note 6.15)


6.20 - Derivative Financial Instruments

Volatility of interest rates, exchange rates and commodity prices are the main market risks to which we are exposed - all three are managed through derivative operations. These have the exclusive aim of reducing exposure to risk. We do not use derivatives for speculation purposes.

We monitor and evaluate our derivative positions on a regular basis and adjust our strategy in response to market conditions. We also periodically review the credit limits and credit worthiness of our counter-parties in these transactions. In view of the policies and practices established for operations with derivatives, management considers the occurrence of non-measurable risk situations as unlikely.

All derivatives have been adjusted to fair market value at quarterly information date and the change included in current earnings. For the period ended 09/30/01 the movement of unrealized gains or losses on derivative financial instruments is as follows:

                                                              Net Gains (Losses)
                               -------------------------------------------------
                                        Interest rates
                                 Gold          (libor)   Currencies       Total
                               ------   --------------   ----------    --------

Gross (losses) at 09/30/01     15,861        (110,3100       (8,529)   (102,978)
                               ======        =========       ======    ========

Final maturity dates    December 2005     October 2007   April 2005


(a)    Interest Rate and Exchange Rate Risk

       Interest rate risks mainly relate to that part of the debt borrowed at floating rates. The foreign currency debt is largely subject to fluctuations in the London Interbank Offered Rate - LIBOR. That portion of local currency denominated debt that is subject to floating rates is linked to the Long Term Interest Rate - TJLP, fixed quarterly by the Brazilian Central Bank. Since May 1998, we have used derivative instruments to protect overselves against fluctuations in the LIBOR rate.

       There is an exchange rate risk associated with our foreign currency denominated debt. On the other hand, a substantial proportion of our revenues are denominated in, or automatically indexed to, the U.S. dollar, while the majority of costs are expressed in reais. This provides a natural hedge against any devaluation of the Brazilian real against the U.S. dollar. When events of this nature occur, the immediate negative impact on foreign currency denominated debt is offset over time by the positive effect of devaluation on future cash flows.
       With the advent of a floating exchange rate regime in Brazil in January 1999, we adopted a strategy of monitoring market fluctuations, using derivatives to protect against specific risks from exchange rate variation.

       From time to time we enter into foreign exchange derivative swap transactions seeking to change the characteristics of our real-denominated cash investments to US dollar-indexed instruments. The extent of such transactions depends on our perception of market and currency risk, but is never speculative in nature. All such operations are marked-to-market at quarterly information date and the effect included in financial income or expense. During the nine months ended 09/30/01 our use of such instruments was not significant.


(b)    Commodity Risk

       We also use derivative instruments to manage exposure to changing gold prices. Derivatives allow the fixing of an average minimum profit level for future gold production. However, they may also have the effect of eliminating potential gains on certain price increases in the spot market for gold. We manage our contract positions actively, and the results are reviewed at least monthly, allowing adjustments to targets and strategy to be made in response to changing market conditions.

       In the case of gold derivatives, our policy has been to settle all contracts through cash payments or receipts, without physical delivery of product.


(c)    Fair Value of Financial Instruments

       The market values of investments are indicated in Note 6.9 (e).

6.21 - Exchange rate Exposure

The exchange rate exposure is predominantly in U.S. dollars.

                                                                         In millions of reais
                                        -----------------------------------------------------
                                                                             Subsidiaries and
                                                  Parent Company      Affiliated Companies(*)
                                        -----------------------------------------------------
                                        09/30/01        06/30/00       09/30/01      06/30/10
                                        -----------------------------------------------------
Assets
Current
  Cash and banks and Financial
    investments                              184             792            172            59
  Others                                   2,049           1,757            771           816
                                        --------        --------       --------      --------
                                           2,233           2,549            943           875

Long-term receivables                      1,329           1,199             32            33
Investments                                3,537           1,810             50            42
                                        --------        --------       --------      --------
Total                                      7,099           5,558          1,025           950
                                        ========        ========       ========      ========
Liabilities
Current
  Short-term loans and financing           1,727           2,260          1,306         1,071
  Others                                     530             283            304           364
                                        --------        --------       --------      --------
                                           2,257           2,543          1,610         1,435

Long-term liabilities

  Loans and financing                      3,518           3,105          2,389         1,682
  Others                                   1,608           1,313            157           531
                                        --------        --------       --------      --------
                                           5,126           4,418          2,546         2,213
                                        --------        --------       --------      --------
Total                                      7,383           6,961          4,156         3,648
                                        ========        ========       ========      ========
Net Assets (Liabilities) - R$               (284)          1,403)        (3,131)        2,698)
                                        ========        ========       ========      ========
Net Assets (Liabilities) - US$              (106)           (609)        (1,172)        1,171)
                                        ========        ========       ========      ========

(*) Proportional to the percentage of participation



6.22 - Environmental and Site Reclamation and Restoration Costs

Expenditures relating to ongoing compliance with environmental regulations are charged to production costs or capitalized as incurred. The Company manages its environmental policies according to the specifications of ISO 14,001 and maintains ongoing programs to minimize the environmental impact of its mining operations as well as to reduce the costs that will be incurred upon termination of activities at each mine. On 09/30/01 the provision for environmental liabilities amounted to R$ 66,962 (R$ 27,492 on 06/30/01).

6.23- Income Statement Reclassifications

To facilitate comparison of the financial statements, we reclassified the balances from 2000 due to the segregation of the accounting lines for the result of operations with Cenibra and Bahia Sul, which were discontinued by the Company after sale of the holdings in these companies, and the creation of the title "Result of investment participations".

                                                  09/30/01        06/30/00
                                                 ---------       ---------
Equity result
Equity result                                    2,097,762         777,250
Gain on sale of investments - CENIBRA           (1,471,544)           -
Equity result - CENIBRA                            (14,189)        (51,266)
Equity result - Bahia Sul (CVRD e Florestas)       (54,399)        (94,527)
                                                 ---------       ---------
                                                   557,630         631,457
                                                 =========         =======
Discontinued operations
Gain on sale of investments                      1,701,928               -
Equity result - CENIBRA                             14,189          51,266
Equity result - Bahia Sul (CVRD e Florestas)        54,399          94,527
                                                 ---------       ---------
                                                 1,770,516         145,793
                                                 =========         =======

Other operational expenses (revenues)             (774,976)       (496,885)
Other operational expenses (revenues)              161,415          15,870
Amortization of goodwill                           161,828            -
Provision for losses                               (11,018)            (32)
                                                 ---------       ---------
Others                                            (462,751)       (481,047)
                                                 =========         =======

Amortization of goodwill                          (347,712)        (15,832)
                                                 =========         =======
Provision for losses                              (269,793)           -
                                                 =========         =======

On 02/22/01 CVRD signed a contract with Companhia Suzano de Papel e Celulose (Suzano) for the sale of its total interest in Bahia Sul Celulose S.A. represented by 682,178,428 common shares and 347,224,408 preferred shares class A for US$ 317,600 thousand (equivalent to R$ 686,524). On 04/27/01 the operation was concluded, with agreement of BNDES Participacoes S.A. - BNDESPAR. The financial settlement in reais equivalent to US$ 317,600 thousand occurred on 05/07/01. The Company recorded a gain on this sale of R$ 230,384 (R$ 156,890 after income tax and social contribution), included in "discontinued operations".


6.24-  Subsequent Events

Custodian Change

On 10/08/01 the Brazilian Securities Commission approved the change of the custodian of the Company's ADR program. From 10/15/01 onwards the new custodian will be Banco Bradesco S. A.. This change will not affect the characteristics of the ADR program and remained as follows: RDE9600146, ADR Level II program, Class A Preferred Shares, 01 (one) ADR is equivalent to 1 (one) share, Code
ISIN: BRVALEACNPA3.

Merger of SAMITRI

On 10/01/01 SAMITRI was merged with CVRD, according to the approval of the Extraordinary General Meeting held on 08/01/01.

Conclusion of Negotiation with Baosteel

On 10/18/01 having fulfilled all terms and conditions established in the contracts signed on August 21 of this year, with Shanghai Baosteel Group Corporation (BAOSTEEL), both companies formalized proceedings on 08/21/01, for implementing a business partnership. This includes the creation and co-management of a company in Brazil, BAOVALE MINERACAO S. A., as well as a long-term iron ore supply contract between CVRD and BAOSTEEL. CVRD is expected to earn a total revenue of US$ 2billion over the next twenty years as a result of this business deal.

Acquisition of the Sossego Project confirming CVRD copper strategy

On 10/24/01 the Sossego Project was acquired by CVRD, which has an estimated 313 million tons of copper ore reserves. The Sossego project is expected to start copper and gold production by mid-2004, with an annual capacity of 140,000 tons of high-grade copper concentrate and 3 tons of gold.

Share buyback program

On 10/24/01 the Board of Directors authorized a share buyback program, according to the following conditions: (a) it will be limited to 5,027,429 common shares and 13,692,872 class "A" preferred shares; (b) the Company will buy the shares at the Sao Paulo Stock Exchange (BOVESPA), respecting limit prices that may be authorized during the buyback prize, up to the legal high price allowed; (c) the acquisition of these shares will be made through the following brokerage houses: Liberal S.A. Corretora de Cambio e Valores Mobiliarios, and Bradesco S.A. CTVM; (d) the share buyback program will be effective up to three months after 10/24/01.

European commission approval of the CAEMI acquisition

On 10/30/01 the European Commission in Brussels approved Companhia Vale do Rio Doce (CVRD) and Mitsui & Co., Ltd. (Mitsui) joint acquisition of the Brazilian mining concern CAEMI Mineracao e Metalurgia S.A. (Caemi). Once the transaction is completed CVRD and Mitsui will each own 50% of Caemi's voting shares.

The European Commission cleared the transaction on the basis of an undertaking to divest Caemi's holding in Quebec Cartier Mining Company (QCM), a Canadian iron ore and pellet producer. This undertaking addresses the only competition concerns identified by the European Commission.

Caemi is a Brazilian company, headquartered in Rio de Janeiro, which holds equity investments in iron ore, kaolin, refractory bauxite and railroad transportation.

Part III

7-     Other information the company deems relevant

7.1-   Net Accumulated Income in R$ Million

7.2-   Factors Affecting the Net Income in the Last 12 Months in R$ Million


[GRAPHIC OMITTED]

                  1999       1000       2001
                 ------     -----     ------
1st Quarter         323       639       660
2nd Quarter         609     1,101     1,206
3rd Quarter         801     1,600     2,412
4th Quarter       1,251     2,133

7.2-   Factors Affecting the Net Income in the Last 12 Months in R$ Million


Net income at 09/30/00                       1,600
Net Operating revenue                        1,007
Cost of products and services                 (544)
Results of investment participations          (675)
Financial results                           (1,104)
Operating expense net                          (89)
Discountinued operations                     1,625
Income tax                                     592
Net income at 09/30/01                       2,412

7.3 - Business Perfomance Ratios

                                                                                               09/30/01        06/30/00
                                                                                               --------        --------

CAPITAL RAT IOS
 1 - Capital assets to stockholders' equity (Permanent assets/Equity * 100) - (%)                143.07          121.62
 2 - Capital assets to total liabilities (Permanent assets/Total liabilities * 100) - (%)        128.81          130.99
 3 - Total liabilities to stockholders' equity (Total liabilities/Equity * 100) - (%)            111.07           92.85
 4 - Short to total liabilities (Short-term liabilities/Total liabilities * 100) - (%)            40.88           40.69
 5 - Stockholders' equity to total liabilities (Equity/Total liabilities *100) - (%)              90.04          107.70
 6 - Capital assets to non-current funds (Permanent assets/(Equity + Long-term
     liabilities)) *100) - (%)                                                                    86.37           78.43
 7 - Net Debt/Stockholders' equity (Net debt (a)/Equity)                                           0.35            0.22
 8 - Net Debt (a)/Total Assets                                                                     0.16            0.11
 9 - Leverage (Total Assets/Equity)                                                                2.11            1.93

                                                                                               09/30/01        09/30/00
                                                                                               --------        --------
PROFITABILITY AND OTHER RATIOS

 1 - Gross Margin (Gross profit/Net operating revenues * 100) - (%)                               48.89           49.70
 2 - Operating Margin (Operating income/Net operating revenues * 100) - (%)                       33.80           44.48
 3 - Net Margin (Net incomeNet operating revenues * 100) - (%)                                    51.98           44.06
 4 - Return on Assets (Net income (annualized)/Total assets *100) - ROA (%)                       13.63           11.48
 5 - Return on Equity (Net income (annualized)/Equity *100) - ROE (%)                             28.78           20.16
 6 - Total asset turnover (Net operating revenues (annualized)Total assets)                        0.26            0.26
 7 - P/E (Price of preferred class A shareEarnings per share (annualized))                         6.31            8.25
 8 - Price /Book Value (Price of preferred class A shareBook value per share)                      1.82            1.66
 9 - Net income per outstanding share (Net income (annualized)Number of shares
    outstanding)                                                                                   8.37            5.54
10 - NOPLATOperating Income (% )                                                                  39.34           40.01
11 - EBITDA + Dividends receivedFinancial expenses on financing                                    9.84            7.81
12- EBITDA + Dividends ReceivedOperating Income (% )                                              52.80           49.15
13- Net Debt (a)EBITDA + Dividends Received(annualized)                                            1.19            1.06
14- FCOLFinancial expenses on financing                                                           12.68            5.90
15- ROCE                                                                                          47.32           27.68


Note:

The income statement data has been annualized.

a) Net Debt = short and long-term debt, net of related party loans, less cash and cash equivalents.


7.4 - Segment and Geographic Information

The Company's business areas as follows:

Ferrous - mining of iron ore and manganese and production of pellets, as well as their commercialization and respective rail transport, port handling (both for the Northern and Southern Systems) and shipment.

Non-ferrous - includes gold production, potash, geological prospecting and other non-ferrous minerals.

Logistics - activities related to railroads and ports together with investments in the area of maritime and rail transport and services.

Investments - includes commercialization of aluminum products and investments in joint ventures and affiliates involved in the production of bauxite, alumina refining and aluminum smelting, as well as holdings in companies in the pulp and paper sector and in steel.

Corporate center - comprises the functional areas of control, finance, legal affairs, human resources, administration, information technology and investor relations.

Information presented to top management with respect to the performance of each segment is generally derived directly from the accounting records maintained in accordance with Brazilian corporate law together with certain minor inter-segment allocations, and is focused primarily on return on capital employed (ROCE), net operating profit less taxes (NOPLAT) as well as net income.

                                                                                                                      09/30/01
                       ----------------------------------------------------------------------------------------------------------
                                                                                             Investment
                       ----------------------------------------------------------------------------------------------------------
                                        Non-                 Pulp and                                      Corporate
                         Ferrous     ferrous    Logistics       paper    Alumium       Steel     Others       Center      Total
--------------------------------   ---------   ----------   ---------   --------   ---------   ----------------------------------

Gross revenue -
  external market      2,585,966     232,470            -           -          -           -          -            -    2,818,436
Gross revenue -
  internal market      1,408,172     133,769      446,361           -          -           -          -            -    1,988,302

Costs and expenses    (1,883,776)   (246,434)    (200,747)          -          -           -          -   (1,656,501)  (3,987,458)

Discontinued
  operations                   -           -            -   1,770,516          -           -          -           -     1,770,516

Financial income               -           -            -           -          -           -          -       74,723       74,723
Financial expenses             -           -            -           -          -           -          -      405,086)    (405,086
Depreciation            (294,113)    (50,910)     (18,587)          -          -           -          -       (9,402)    (373,012
Equity                   240,936    (195,673)    (294,381)     24,274(*) (68,698)    227,698      5,969            -      (59,875
Income tax and social
  contribution                 -           -            -           -          -           -          -      585,034      585,034
                       ---------    --------   ----------   ---------   --------    --------   --------     --------   ----------
Net income for the
  period               2,057,185    (126,778)     (67,354)  1,794,790    (68,698)    227,698      5,969   (1,411,232)   2,411,580
                       =========    ========      =======   =========    =======     =======      =====   ==========    =========

(*) Refers to the equity on Florestas that is in process of sale

Sales classified by geographic destination

External market
  Latin America          149,299           -            -           -          -           -          -            -      149,299
  USA                    124,763     232,470            -           -          -           -          -            -      357,233
  Europe                 921,730           -            -           -          -           -          -            -      921,730
  Middle East            273,749           -            -           -          -           -          -            -      273,749
  Japan                  426,627           -            -           -          -           -          -            -      426,627
  China                  264,347           -            -           -          -           -          -            -      264,347
  Asia, except
    Japan/China          425,451           -            -           -          -           -          -            -      425,451
                       ---------    --------   ----------   ---------   --------    --------   --------     --------   ----------
                       2,585,966     232,470            -           -          -           -          -            -    2,818,436
Internal market        1,408,172     133,769      446,361           -          -           -          -            -    1,988,302
                       ---------    --------   ----------   ---------   --------    --------   --------     --------   ----------
                       3,994,138     366,239      446,361           -          -           -          -            -    4,806,738
                       =========    ========      =======   =========   ========    ========   ========     ========    =========

Property, plant and
  equipment            6,442,424     334,574      423,752           -          -           -          -       57,576    7,258,326
Less: construction
   in progress        (1,112,398)    (40,520)     (39,644)          -          -           -          -      (10,384)  (1,202,946)
                       ---------    --------   ----------   ---------   --------   ---------   --------     --------   ----------
Property, plant and
  equipment in
  operation            5,330,026     294,054      384,108           -          -           -          -       47,192    6,055,380
                       =========    ========      =======   =========   ========   =========   ========     ========    =========

Investments            5,860,851      59,832      420,269     144,834    701,594   1,488,095     48,477        3,725    8,727,677
Capital employed (a)   6,066,285     332,942      405,052         634      2,509      27,093      2,332      (46,583)   6,790,264

Net operating profit
  less taxes -
   NOPLAT(b)           1,816,249      68,895      227,027           -                      -          -      297,864    2,410,035
Return on capital
 employed - ROCE
 (b/a)                      29.9%       20.7%        56.0%          -                      -          -            -         35.5%

32

                                                                                                                         09/30/00
                       ----------------------------------------------------------------------------------------------------------
                                                                     Investments
                       ----------------------------------------------------------------------------------------------------------
                                        Non-                 Pulp and                                      Corporate
                         Ferrous     ferrous    Logistics       paper    Alumium       Steel     Others       Center        Total
                       ---------    --------   ----------   ---------   --------   ---------   --------   ----------   ----------
Gross revenue -
   external market     1,910,782     203,646            -           -          -           -          -            -    2,114,428
Gross revenue -
   internal market     1,144,219     119,584      386,814           -          -           -          -            -    1,650,617

Costs and expenses    (1,488,637)   (215,893)    (150,408)          -          -           -          -      693,943)  (2,548,881)

Discontinued
  operations                   -           -            -     145,793          -           -          -            -      145,793

Financial income               -           -            -           -          -           -          -      111,922      111,922
Financial expenses             -           -            -           -          -           -          -      267,058)    (267,058)
Depreciation            (151,516)    (42,218)     (15,173)          -          -           -          -       (5,968)    (214,875)
Equity                   233,981        (267)     (40,032)     14,339    277,510     124,447      5,641            -      615,619
Income tax and social
  contribution                 -           -            -           -          -           -          -       (7,236)      (7,236)
                       ---------    --------   ----------   ---------   --------   ---------   --------     --------   ----------
Net income for the
 period                1,648,829      64,852      181,201     160,132    277,510     124,447      5,641     (862,283)   1,600,329
                       =========    ========      =======   =========   ========   =========   ========     ========    =========

Sales classified by geographic destination

External market
  Latin America          117,243           -            -           -          -           -          -            -      117,243
  USA                    142,496     203,646            -           -          -           -          -            -      346,142
  Europe                 680,310           -            -           -          -           -          -            -      680,310
  Middle East            208,786           -            -           -          -           -          -            -      208,786
  Japan                  364,049           -            -           -          -           -          -            -      364,049
  China                  194,772           -            -           -          -           -          -            -      194,772
  Asia, except
    Japan/China          203,126           -            -           -          -           -          -            -      203,126
                       ---------    --------   ----------   ---------   --------   ---------   --------     --------   ----------
                       1,910,782     203,646            -           -          -           -          -            -    2,114,428
Internal market        1,144,219     119,584      386,814           -          -           -          -            -    1,650,617
                       ---------    --------   ----------   ---------   --------   ---------   --------     --------   ----------
                       3,055,001     323,230      386,814           -          -           -          -            -    3,765,045
                       =========    ========      =======   =========   ========   =========   ========     ========    =========
Property, plant and
  equipment            5,443,977     454,078      394,609           -          -           -          -       47,758    6,340,422
Less: construction
   in progress          (517,968)    (52,005)      (7,433)          -          -           -          -       (9,827)    (587,233)
                       ---------    --------   ----------   ---------   --------   ---------   --------     --------   ----------
Property, plant and
  equipment in
  operation            4,926,009     402,073      387,176           -          -           -          -       37,931    5,753,189
                       =========    ========      =======   =========   ========   =========   ========     ========    =========

Investments            2,114,789     148,638      654,057   1,001,076    727,384   1,614,460     44,148        3,782    6,308,334

Capital employed (a)   6,100,346     458,078      427,278       1,732        855      18,922      8,002      (49,788)   6,965,425

Net operating
   profit less taxes -
   NOPLAT(b)           1,414,848      65,119      221,233           -          -           -          -     (255,237)   1,445,963
Return on capital
   employed -
  ROCE (b/a)                23.2%       23.2%        51.8%                                                      20.8%







Calculation of ROCE


                                          09/30/01         09/30/00
                                         ---------        ---------

EB IT                                    1,825,000        1,453,199
Income tax and s ocial contribution        585,034           (7,236)
                                         ---------        ---------
Net operating profit less taxes -
  NOP LT (b)                             2,410,034        1,445,963
                                         =========        =========

Capital employed (a)
  Property, plant and equipment in
    operation                            6,055,380        5,753,189
  Inventories                              462,920          339,972
  Accounts receivable                      961,063        1,341,778
  Supplies                                (573,175)         (339,832)
  Salaries and related charges            (115,924)         (129,682)
                                         ---------        ---------
                                         6,790,264        6,965,425
                                         =========        =========
Return on capital employed -
 ROCE (b/a)
  To date                                     35.5%            20.8%
  Annualized                                  47.3%            27.7%

7.5-   Share Performance on Stock Exchanges

The following table shows the high and low closing sale prices for the Preferred Class A Shares and Common Shares on the Sao Paulo Stock Exchange, and for the Preferred ADRs in the United States over-the-counter market. On 06/20/00 the Company obtained registration from the United States Securities and Exchange Commission (SEC) and its shares are now traded on the New York Stock Exchange (NYSE), (each ADR equals 1 preferred share class A).


                                [OBJECT OMITTED]



7. 6-  Capital Expenditures (Non Audited)


[OBJECT OMITTED]

7.7-   Operations for the period ended September (Non Audited)

                                          In reais            In US$
                  --------------------------------    --------------
                     Preferred
                  Class A Shares     Common Shares         ADRs
                  --------------    --------------    --------------
                   High      Low     High      Low    High       Low
                  -----    -----    -----    -----    -----    -----
2000
First Quarter     59.00    45.00    52.40    45.00    33.12    22.75
Second Quarter    53.50    40.01    46.00    35.00    29.00    22.61
Third Quarter     54.00    44.07    49.00    41.21    29.75    24.43
Fourth Quarter    47.80    38.82    46.50    37.00    25.56    19.75

2001
First Quarter     53.60    44.00    51.00    42.70    26.98    23.05
Second Quarter    58.60    49.05    54.00    46.50    25.70    22.05
Third Quarter     55.00    45.50    55.00    46.40    23.15    18.65


7.8-   Changes in Prices (Non Audited)

The following table sets forth the prices for the products of the Company and its subsidiary and jointly controlled companies for the periods indicated:

                                         In thousands of reais
                                        ----------------------
                                             ACTUAL     BUDGET          %
                                        UP TO 09/01   FOR 2001     ACTUAL
                                        -----------  ---------     ------
Ongoing Capital Expenditures
  Replacement/Refurbishment/Improvement    306,926     574,567       53.4
  Geological Research                       40,306      78,988       51.0
  Technological Research/Development         8,657      29,415       29.4
  Environment                                1,090       3,105       35.1
  lnformatics/Telecommunications            22,301      57,567       38.7
                                         ---------   ---------     ------
                                           379,280     743,642       51.0
                                         ---------   ---------     ------
Equity Investments                         226,900     285,513       79.5
Direct Investments                         517,830     780,110       66.4
                                         ---------   ---------     ------
Total Capital Expenditures               1,124,010   1,809,265       62.1
                                         =========   =========     ======

7.7-   Operations for the period ended September (Non Audited)

                                                          (Million metric tons)
                                        ---------------------------------------
                                           2001           2000          VAR %
                                        ----------------------- --------------
PRODUCTION/PURCHASE
   IRON ORE                                93.8           77.3           21.3
   PELLETS                                 11.8           11.6            1.7
   MANGANESE (*)                              -            1.1         (100.0)
   POTASH                                   0.4            0.4              -
   GOLD (thousand Kg)                      11.7           12.5           (6.4)

RAILROAD OPERATIONS - GENERAL CARGO
   EFVM                                    18.8           17.9            5.0
   FCA                                     16.3           14.8           10.1
   EFC                                      2.3            2.0           15.0

   EFVM - TKU                               8.3            8.1            2.5
   FCA - TKU                                6.4            6.0            6.7
   EFC - TKU                                1.4            1.1           27.3

PORT OPERATIONS
   TUBARAO                                 13.2           11.2           17.9
   TERMINAL MARITIMO INACIO BARBOSA         0.6            0.6              -
   SAO LUIZ                                 1.9            1.6           18.8

DOCENAVE OPERATIONS
   BULK CARGO                              22.0           25.6          (14.1)
   GENERAL CARGO                           45.3           38.2           18.6
   MANOEVERS                                4.9            1.7          188.2



(*) Manganese operations were transferred to our subsidiary SIBRA.



7.8-   Changes in Prices (Non Audited)

The following table sets forth the prices for the products of the Company and its subsidiary and jointly controlled companies for the periods indicated:

                               Asia               Europe
                           Iron Ore             Iron Ore                                    Europe
                               (SSF)               (SFCJ)                Gold           Pulp - CIF             Aluminum
                           (US$/ton)            (US$/ton)          (US$/ounce)            (US$/ton)            (US$/ton)
                 ------------------- -------------------- -------------------- -------------------- --------------------
2000
    March                     14.48                17.82               276.75               598.00             1,577.41
    June                      15.35                17.82               288.15               660.00             1,506.73
    September                 15.35                17.82               273.85               680.00             1,580.48
    December                  15.35                17.82               274.45               690.00             1,515.14

2001
    March                     15.35                18.68               257.70               570.00             1,569.59
    June                      16.32                18.68               269.50               420.00             1,536.30
    September                 16.32                18.68               293.10                    -             1,405.96

7.9-   Iron Ore and Pellet Sales (Main Markets) (Non Audited)


                                                                                                              (Millons of tons)
                            ---------------------------------------------------------------------------------------------------
                                                                                              JAN to SEP      JAN to SEP
                                                                                            --------------- ---------------
                              1997     %      1998     %      1999     %      2000     %      2000     %      2001     %
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
 FOREIGN MARKET
 ASIA
        CHINA                    6.2     6      5.7      6      7.3      8      9.2      8      6.6      8     11.5     12
        KOREA                    7.4     7      7.1      7      7.9      8      7.0      6      5.1      6      4.7      5
        PHILIPPINES              1.9     2      0.9      1      1.6      2      1.4      1      1.0      1      0.7      1
        JAPAN                   18.8    18     17.3     17     16.9     17     17.5     15     13.5     16     12.7     13
        TAIWAN                   2.2     2      1.6      2      1.8      2      1.6      2      1.3      2      1.6      2
        OTHERS                   1.2     1      1.1      1      0.6      -      0.4      -      0.2      -      0.5      1
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
                                37.7    36     33.7     34     36.1     37     37.1     32     27.7     33     31.7     33
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
 EUROPE
        GERMANY                 10.8    11      9.4      9      8.0      8      8.2      7      5.9      6      7.2      7
        SPAIN                    3.9     4      3.6      4      3.6      4      2.9      2      2.1      2      1.9      2
        FRANCE                   2.8     3      3.0      3      2.1      2      2.9      2      2.0      2      2.8      3
        ITALY                    5.8     6      6.1      6      5.0      5      4.8      4      3.9      5      3.7      4
        UNITED KINGDOM           2.3     2      2.4      2      1.6      2      1.5      2      1.2      1      1.1      1
        OTHERS                   4.7     5      5.7      6      4.7      5      8.2      7      5.8      7      7.4      8
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
                                30.3    31     30.2     30     25.0     26     28.5     24     20.9     23     24.1     25
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
 AMERICAS
        ARGENTINA                2.4     2      2.3      2      1.6      2      1.4      1      0.9      1      1.4      2
        UNITED STATES            2.4     2      3.1      3      3.0      3      3.5      3      2.9      3      2.3      2
        OTHERS                   2.0     2      2.2      2      1.8      2      2.0      2      1.6      2      1.3      1
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
                                 6.8     6      7.6      7      6.4      7      6.9      6      5.4      6      5.0      5
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
 AFRICA/MID.EAST/OCEANIA
        BAHREIN                  2.1     2      1.2      1      1.5      2      2.0      2      1.5      2      1.4      1
        OTHERS                   3.1     3      3.2      3      3.6      4      5.2      4      3.4      4      3.7      4
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
                                 5.2     5      4.4      4      5.1      6      7.2      6      4.9      6      5.1      5
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
                                80.0    78     75.9     75     72.6     76     79.7     68     58.9     68     65.9     68
                            =============== ======== ====== ======== ====== ======== ====== ======== ====== ======== ======

 DOMESTIC MARKET

    STEEL MILLS                 13.8    14     15.0     15     13.6     14     15.5     13     11.0     13     14.9     16
    PELLETING AFFILIATES         8.1     8      8.6     10     10.1     10     21.6     19     16.2     19     15.3     16
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------
                                21.9    22     23.6     25     23.7     24     37.1     32     27.2     32     30.2     32
                            --------------- -------- ------ -------- ------ -------- ------ -------- ------ -------- ------

 TOTAL                         101.9   100     99.5    100     96.3    100    116.8    100     86.1    100     96.1    100
                            =============== ======== ====== ======== ====== ======== ====== ======== ====== ======== ======



EXPORTS BY SYSTEM

                                                                                                       (Millons of tons)
                    -----------------------------------------------------------------------------------------------------------
                                                                                              JAN to SEP          JAN to SEP
                                                                                           ------------------------------------
                     1997       %       1998       %       1999       %      2000       %       2000       %      2001       %
                    ------  ------  --------- ------- ---------- ------- --------- ------- ---------- ------- --------- -------
NORTHERN SYSTEM      40.8      51       41.8      55       40.5      56      43.3      54       32.1      54      34.2      52
SOUTHERN SYSTEM      39.2      49       34.1      45       32.1      44      36.4      46       26.8      46      31.7      48

                    ------  ------  --------- ------- ---------- ------- --------- ------- ---------- ------- --------- -------
                     80.0     100       75.9     100       72.6     100      79.7     100       58.9     100      65.9     100
                    =====  ======  ========= ======= ========== ======= ========= ======= ========== ======= ========= =======


7.10-  Shareholding Interests (Organizational Chart at 09/30/01)

                                                                        ============================================
                                                                                  Companhia Vale do Rio Doce       |
                                                                          Valepar 27.14                 Pulic 72.86|
                                                                        ============================================
                                                                                                                   |
                                                                                                                   |----------------
                                                                                                                   |
               ============              ==================                           ==========------------------------------------
                Ferrous   |                Non Ferrous    |                           Logistics|
               ============----  ==========================  ============================-----------================
   Iron Ore and Pellets   |   |        Precious Metals,   |       Railroads and Ports   |               Shipping   |
                          |   |             Base Metals   |                             |                          |
                          |   |   and Industry Minerals   |  -------------------------  |  ----------------------  |
                          |   |                           |  |TVV - Terminal de      |  |  |Docenave            |--|
------------------------  |   |  -----------------------  |  |Vila Velha S.A.        |  |  |CVRD          100.00|--|
|Minas da Serra Geral**|  |   |  |Docegeo              |  |  |CVRD              99.58|--|  ----------------------  |
|CVRD             51.00|  |   |  |CVRD           98.998|--|  |Min. Tacuma        0.02|  |             |            |
|Kawasaki         24.50|--|   |  |Others          0.002|  |  |Employees          0.40|  |  ----------------------  |
|Japanese Group   24.50|  |   |  -----------------------  |  -------------------------  |  |Navedoce*           |  |
------------------------  |   |  -----------------------  |  -------------------------  |  |Docenave       82.00|  |
------------------------  |   |  |24 Empresas de       |  |  |Ferrovia               |  |  |Navedoce       18.00|  |
|S/A Min. Trindade     |  |   |  |Mineracao            |--|  |Centro Atlantica S.A.  |  |  ----------------------  |
|SAMITRI               |  |   |  |CVRD           100.00|  |  |Min. Tacuma       45.65|  |             |            |
|CVRD            100.00|  |   |  -----------------------  |  |VALIA              9.99|  |  ----------------------  |
------------------------  |   |  -----------------------  |  |KRJ               12.31|--|  |Seamar*             |  |
           |              |   |  |Para Pigmentos       |  |  |CARMO              9.99|  |  |Navedoce      100.00|  |
------------------------  |   |  |CVRD            80.11|  |  |CPP                1.03|  |  ----------------------  |
|Samarco Mineracao S/A |  |   |  |Mitsubishi      14.27|--|  |CSN               11.95|  |             |            |
|SAMITRI          50.00|  |   |  |IFC              5.62|  |  |Others             9.08|  |  ----------------------  |
|BHP Brasil       50.00|  |   |  -----------------------  |  -------------------------  |  |Wilsea*             |  |
------------------------  |   |             |             |  -------------------------  |  |Seamar         50.00|  |
------------------------  |   |  -----------------------  |  |Companhia              |  |  |W. Wilhelmsen  50.00|  |
|Hispanobras**         |  |   |  |PPSA Overseas        |  |  |Ferroviaria do Nordeste|  |  ----------------------  |
|CVRD             50.89|--|   |  |PPSA           100.00|  |  |CVRD              30.00|  |  ----------------------  |
|Aceralia CS      49.11|  |   |  -----------------------  |  |Taquari           30.00|--|  |Nippon Bulkcarriers*|  |
------------------------  |   |  -----------------------  |  |CSN               30.00|  |  |Docenave       50.00|  |
------------------------  |   |  |Salobo Metals**      |  |  |Employees         10.00|  |  |Mitsui         25.00|--|
|Itabrasco**           |  |   |  |CVRD            50.00|--|  -------------------------  |  |Nissho Iwai    25.00|  |
|CVRD             50.90|--|   |  |Anglo-American  50.00|  |  -------------------------  |  ----------------------
|Ilva             49.10|  |   |  -----------------------  |  |Ferroban               |  |
------------------------  |   |  -----------------------  |  |Eerropasa         37.91|  |
------------------------  |   |  |Mineracao Sossego    |  |  |CVRD              18.74|  |
|Nibrasco**            |  |   |  |Min. Andira     49.01|--|  |Capmelissa         6.96|--|
|CVRD             51.00|  |   |  |Phelps Dodge    50.99|     |Dasaiev (LAIF)     6.96|  |
|Nippon Steel     25.39|--|   |  -----------------------     |Funcel             6.79|  |
|Japanese Group   23.61|  |   |                              |Previ              6.79|  |
------------------------  |   -----------------------------  |Others            15.85|  |
------------------------  |         Manganese and Alloys  |  -------------------------  |
|Kobrasco**            |  |      -----------------------  |  -------------------------  |
|CVRD             50.00|--|      |Uracum Mineraco S.A. |--|  |Cia de                 |  |
|POSCO            50.00|  |      |CVRD           100.00|  |  |Desenvolvimento        |  |
------------------------  |      -----------------------  |  |do Sudeste - CDSE      |  |
           |              |      -----------------------  |  |Bechtel           25.00|  |
------------------------  |      |RDME*                |--|  |BNDESPAR          24.00|--|
|Kobin                 |  |      |ITACO          100.00|  |  |Serrana           12.70|  |
|Kobrasco        100.00|  |      -----------------------  |  |Unibanco          12.80|  |
------------------------  |      -----------------------  |  |CVRD              12.80|  |
------------------------  |      |SIBRA                |  |  |CSN               12.70|  |
|GIIC*                 |  |      |CVRD            98.16|--|  -------------------------  |
|ITACO            50.00|--|      |Others           1.84|  |  -------------------------  |
|Gulf Invest Co.  50.00|  |      -----------------------  |  |CSN Aceros S.A.*       |  |
------------------------  |      -----------------------  |  |ITACO             62.50|--|
------------------------  |      |CPFL                 |  |  |CSN Panama        37.50|
|NORPEL - Pelotizacao  |  |      |SIBRA           93.59|  |  -------------------------
|do Norte S.A          |--|      |Others           6.41|  |
|CVRD             99.90|  |      -----------------------  |
|Min. Araguaia     0.10|  |      -----------------------  |
------------------------  |      |Nova Era Silicon**   |  |
------------------------  |      |CVRD            49.00|  |
|ZAGAIA Participacoes  |  |      |Mitsubishi      25.50|--|
|CVRD             99.99|--|      |Kawasaki        22.50|  |
|Min. Andira       0.01|  |      |Mizushima        3.00|  |
------------------------  |      -----------------------  |
           |              |      -----------------------  |
------------------------  |      |Mineracao Mato Grosso|--|
|Ferteco               |  |      |CVRD           100.00|
|ZAGAIA          100.00|  |      -----------------------
------------------------  |
------------------------  |
|Baovale Mineracao S.A.|  |
|CVRD             90.00|--|
|Docepar          10.00|  |
------------------------  |
------------------------  |
|Belem-Adm e Part. Ltda|  |
|CVRD             99.99|--|
|Docepar           0.01|  |
------------------------


                                                                                                         Companies of the CVRD Group
                                                                                                          Holding in Total Stock (%)

-------------------------------------------------------------------------------====================-------------====================
              ==================                                                        Energy    |                  Other Abroad  |
                      Holdings |                                                                  |                                |
----------=================----------------===================                                    |                                |
            Bauxite, Alumina|                         Timber,|        --------------------------  |    --------------------------  |
                and Aluminum|                    Pulp & Paper|        |Vale do Rio Doce        |  |    |Rio Doce                |  |
                            |                                |        |Energia S.A.            |--|    |International*          |--|
|  -----------------------  |      ------------------------  |        |CVRD               90.00|  |    |CVRD              100.00|  |
|  |Aluvale              |--|      |Florestas Rio Doce    |  |        |Aluvale            10.00|  |    --------------------------  |
|  |CVRD            94.74|  |      |CVRD             99.85|--|        --------------------------  |               |
|  |ITACO            5.26|--|      |Others            0.15|  |        --------------------------  |    --------------------------  |
|  -----------------------  |      ------------------------  |        |Consortium Igarapava    |  |    |Rio Doce Asia*          |  |
|  -----------------------  |      ------------------------  |        |Usina Hidreletrica      |  |    |Rio Doce                |  |
|  |Albras**             |  |      |Celmar                |  |        |Cia Mineira Metals 23.93|--|    |International           |  |
|  |Aluvale         51.00|--|      |CVRD             85.00|--|        |CSN                17.92|  |    --------------------------  |
|  |NAAC            49.00|  |      |Nissho Iwai      15.00|  |        |CEMIG              14.50|  |    --------------------------  |
|  -----------------------  |      ------------------------  |        |Min. Morro Velho    5.50|  |    |Rio Doce Europa         |  |
|  -----------------------  |                                |        --------------------------  |    |S.'a.r.l.*              |  |
|  |Valesul**            |  |                                |        --------------------------  |    |CVRD               99.80|--|
|  |Aluvale         54.51|--|                                |        |Consortium              |  |    |Outros              0.20|  |
|  |Billiton        45.49|  |                   ==============        |Porto Estrela           |  |    --------------------------  |
|  -----------------------  |                           Steel|        |Usina Hidreletrica      |--|               |                |
|  -----------------------  |      -----------------------|  |        |CVRD               33.33|  |    --------------------------  |
|  |Alunorte**           |  |      |CST**                 |  |        |CEMIG              33.33|  |    |Rio Doce                |  |
|  |Aluvale         46.60|  |      |CVRD             22.85|  |        |Coteminas          33.33|  |    |International Finance*  |  |
|  |Norsk Hydro     30.75|  |      |Acesita/Usinor   37.29|--|        --------------------------  |    |Rio Doce Europa   100.00|  |
|  |MRN             12.62|--|      |Kawasaki          7.91|  |        --------------------------  |    --------------------------  |
|  |NAAC             4.88|  |      |Others           31.95|  |        |Consortium Airmores     |  |                |               |
|  |CBA              3.62|  |      ------------------------  |        |Usina Hidreletrica      |  |    --------------------------  |
|  |JAIC             1.53|  |      ------------------------  |        |CVRD               51.00|--|    |Itabira Rio Doce        |  |
|  -----------------------  |      |California Steel*     |  |        |CEMIG              49.00|  |  --|Company Ltd.-ITACO*     |  |
|  -----------------------  |      |Rio Doce Ltd.    50.00|--|        --------------------------  |  | |RDIF              100.00|  |
|  |Min. Rio do Norte**  |  |      |Kawasaki         50.00|  |        --------------------------  |  | --------------------------  |
|  |Aluvale         40.00|  |      ------------------------  |        |Consortium Candonga     |  |  |             |               |
|  |Billiton        14.80|  |      ------------------------  |        |Usina Hidreletrica      |  |  | --------------------------  |
|  |Alcan           12.00|  |      |Usimina               |  |        |CVRD               50.00|--|  | |Rio Doce America*       |  |
|  |CBA             10.00|  |      |CVRD             11.46|  |        |EPP                50.00|  |  | |ITACO             100.00|  |
|  |Alcoa            8.58|--|      |Nippon Usiminas   9.45|  |        --------------------------  |  | --------------------------  |
|  |Reynolds         5.00|  |      |Previ             8.02|--|        --------------------------  |  |             |               |
|  |Norsk Hydro      5.00|  |      |CIU               4.95|  |        |Consortium Funil        |  |  | --------------------------  |
|  |Abalco           4.62|  |      |Others           66.12|  |        |Usina Hidreletrica      |  |  | |Rio Doce Ltd.*          |  |
|  -----------------------  |      ------------------------  |        |CVRD               51.00|--|  | |Rico Doce America 100.00|  |
|  -----------------------  |      ------------------------  |        |CEMIG              49.00|  |  | --------------------------  |
|  |Min. Vera Cruz       |  |      |Siderar(*)            |  |        --------------------------  |  | --------------------------  |
|  |Aluvale         36.00|--|      |Italbira Rio Doce 4.85|  |        --------------------------  |  | |CVRD Overseas           |  |
|  |Paraibuna       42.88|         |Usiminas          5.32|  |        |Consortium Vitoria      |  |  --|ITACO             100.00|  |
|  |Fina Emp. Part. 21.12|         |Grupo Techint    52.98|  |        |Energia                 |  |    --------------------------  |
|  -----------------------         |ISA (employees)  10.47|  |        |CVRD               33.33|--|                |
|                                  |Others           26.38|  |        |Escelsa            33.33|  |    --------------------------  |
|                                  ------------------------  |        |Petrobras          33.33|  |    |CVRD Finance            |  |
|                                                            |        --------------------------  |    |CVRD Overseas     100.00|  |
|                                       ======================        --------------------------  |    --------------------------  |
=====================                             e-Business |        |Consortium Capim        |  |    --------------------------  |
|  Fertilizers                                               |        |Branco I e II - Usina   |  |    |CVRD Europe Trading     |  |
|                                  ------------------------  |        |Hidreletrica            |  |    |Energy B.V.-CETE        |--|
|  -----------------------         |Valepontocom          |  |        |CVRD               46.00|  |    |CVRD              100.00|  |
|  |Fosfertil            |         |CVRD             98.20|--|        |CEMIG              20.00|--|    --------------------------  |
|--|CVRD            10.96|       --|Others            1.80|  |        |Suzano             17.00|  |    --------------------------  |
   |Fertifos        55.35|      |  ------------------------  |        |Votorantim         12.00|  |    |Ferteco International   |--|
   |Others          33.69|      |  ------------------------  |        |Camargo Correa      5.00|  |    |Ferteco           100.00|  |
   -----------------------      |  |Solostrata S/A        |  |        --------------------------  |    --------------------------  |
                                |--|Valepontocom     99.90|  |        --------------------------  |    --------------------------  |
                                |  |CVRD              0.10|  |        |Consortium              |  |    |Brasilux                |--|
                                |  ------------------------  |        |Foz do Chapeco          |  |    |Samitri           100.00|  |
                                |  ------------------------  |        |Usina Hidreletrica      |  |    --------------------------  |
                                |  |Multistrata S/A       |  |        |CVRD               40.00|--|    --------------------------  |
                                -- |Valepontocom     99.90|  |        |Serra da Mesa S.A. 40.00|       |Rio Doce Comercio       |  |
                                   |CVRD              0.10|  |        |CEEE               20.00|       |Internacional ApS*      |--|
                                   ------------------------  |        --------------------------       |CVRD              100.00|
                                   ------------------------  |                                         --------------------------
                                   |Quadrem Int. Holdings |  |                                                     |
                                   |LTD                   |  |                                         --------------------------
                                   |ITACO             9.00|  |                                         |Itabira Internacional   |
                                   |Others           91.00|  |                                         |Servicos e Comercio*    |
                                   ------------------------                                            |RDCI Aps           99.99|
                                                                                                       |Others              0.01|
                                                                                                       --------------------------



--------------------------------
| [ ] Subsidiary               |
| [ ] Affiliated               |
| [ ] Other Participations     |   * Companies with head offices abroad
| [ ] Consortium               |  ** Holding linked to a Stockholders Agreement
--------------------------------

7.11-      Information About SAMITRI (Non Audited)

Statement of Income                                                                                       In thousands of reais
-------------------------------------------------------------------------------------------------------------------------------
                                                                     From 07/01/01  From 01/01/01  From 07/01/00  From 01/01/00
                                                                       to 09/30/01    to 09/30/01    to 09/30/00    to 09/30/00
Operating revenues                                                           4,696        220,535         91,833        269,207
Value-added taxes                                                             (142)       (11,856)        (2,056)        (7,120)
                                                                        ----------     ----------     ----------     ----------
Net operating revenues                                                       4,554        208,679         89,777        262,087
                                                                        ----------     ----------     ----------     ----------
Cost of products and services                                                 --          (96,883)       (33,679)      (101,521)
Gross profit                                                                 4,554        111,796         56,098        160,566
Gain on investments accounted for by the equity method                     (27,183)           665         14,015         (1,279)
Operating income (expenses)
Selling                                                                        (70)       (74,788)       (40,346)      (124,154)
Administrative                                                             (10,777)       (16,119)        (2,451)       (14,705)
Financial expenses                                                         (22,163)       (59,567)        (9,146)       (24,637)
Financial income                                                            15,498         35,685          2,510          4,852
Other operating expenses, net                                                7,649         10,041         (3,332)       (45,945)
                                                                        ----------     ----------     ----------     ----------
                                                                            (9,863)      (104,748)       (52,765)      (204,589)
                                                                        ----------     ----------     ----------     ----------
Operating profit                                                           (32,492)         7,713         17,348        (45,302)
Non operating income (expenses), net                                          (453)        (3,573)          (156)          (700)
                                                                        ----------     ----------     ----------     ----------
Income before income tax and social contribution                           (32,945)         4,140         17,192        (46,002)
Income tax and social contribution                                           1,681         (3,622)          (211)        (2,213)
                                                                        ----------     ----------     ----------     ----------
Net income for the period                                                  (31,264)           518         16,981        (48,215)
                                                                        ==========     ==========     ==========     ==========
Number of shares outstanding at the end of the period (in thousands)    13,095,590     13,095,590     13,095,590     13,095,590
                                                                        ==========     ==========     ==========     ==========
Net earnings per share outstanding at the end of the period (R$)           (0.0024)        0.0000         0.0013        (0.0037)
                                                                        ==========     ==========     ==========     ==========

Result

The net result of SAMITRI for the first nine months of 2001 was a net income of R$ 518 against a net income of R$ 48.215 for the same period of 2000.

Despite the increase in sales, the result for the first quarter of 2001 was substantially affected by the appreciation of the U.S. dollar against the real, impacting positively on export revenue but negatively on the debt of SAMITRI and its affiliate SAMARCO.

In the third quarter of 2001, SAMITRI did not have any activities in the production and sale of iron ore, only maintaining the leasing of its mines to CVRD.

Investments

Investments are budgeted for 2001 only for replacement of the production capacity, research and environment.

Leasing

According to an agreement relating to mineral rights and assets and facilities signed on 04/10/01, since 05/01/01 CVRD has operated SAMITRI's mines. On the other hand, CVRD will pay SAMITRI based on a monthly fixed amount agreed by both parties in the amount of R$ 2,763. The agreement was registered at "Departamento Nacional de Producao Mineral - DNPM", the National Mineral Production Department, through Relation n 272/2001.

Incorporation

On October 1, 2001 SAMITRI was merged with CVRD (note 6.9 (k)).

8.1 - Aluminum Area - ALBRAS (Adjusted and Non-Audited)            Attachment I
-------------------------------------------------------------------------------

Information                                                                                               2001
-----------                                                                                               ----
                                                       1st Quarter    2nd Quarter    3rd Quarter          Total
                                                       -----------    -----------    -----------          -----
Quantity sold - external mark        MT (thousand)              87             88             76            251
Quantity sold - internal mark        MT (thousand)               3              4              4             11
                                                         ---------      ---------      ---------      ---------
Quantity sold - total                MT (thousand)              90             92             80            262
                                                         =========      =========      =========      =========
Average sales price - external mark  US$                  1,530.02       1,468.13       1,387.58       1,465.21
Average sales price - internal mark  US$                  1,606.92       1,528.21       1,456.51       1,493.46
Average sales price - total          US$                  1,532.90       1,470.68       1,390.89       1,468.08
Long-term indebtedness, gross        US$                   527,685        496,058        496,941        496,941
Short-term indebtedness, gross       US$                   176,879        167,370        137,258        137,258
                                                         ---------      ---------      ---------      ---------
Total indebtedness, gross            US$                   704,564        663,428        634,199        634,199
                                                         =========      =========      =========      =========
Long-term indebtedness, net          US$                   527,685        496,058        496,941        496,941
Short-term indebtedness, net         US$                   130,373        126,931         95,074         95,074
                                                         ---------      ---------      ---------      ---------
Total indebtedness, net              US$                   658,058        622,989        592,015        592,015
                                                         =========      =========      =========      =========
Stockholders' equity                  R$                   189,460        198,660          2,854          2,854
                                                         =========      =========      =========      =========
Net operating revenues                R$                   277,094        307,826        278,080        863,000
Cost of products                      R$                  (161,707)      (176,460)      (168,893)      (507,060)
Other expenses/revenues               R$                   (12,828)        (9,735)       (99,178)      (121,741)
Depreciation, amortization and
 depletion                            R$                    19,149         15,091         15,417         49,657
                                                         ---------      ---------      ---------      ---------
EBITDA                                >>                   121,708        136,722         25,426        283,856
Depreciation, amortization and
 depletion                            R$                   (19,149)       (15,091)       (15,417)       (49,657)
                                                         ---------      ---------      ---------      ---------
EBIT                                  >>                   102,559        121,631         10,009        234,199
Non-operating result                  R$                       582           (406)        (1,794)        (1,618)
Net financial result                  R$                  (119,075)      (114,009)      (187,571)      (420,655)
Income before income tax and social
 contribution                         R$                   (15,934)         7,216       (179,356)      (188,074)
Income tax and social contribution    R$                    14,467          1,982        (16,449)          --
                                                         ---------      ---------      ---------      ---------
Net income                            R$                    (1,467)         9,198       (195,805)      (188,074)
                                                         =========      =========      =========      =========
Property, plant and equipment in
 operation                            R$                 1,017,273      1,005,835      1,008,357      1,008,357

Inventories                           R$                    97,450         96,893        100,020        100,020
Accounts receivable                   R$                    52,323         51,300          5,596          5,596
Payable to suppliers and contractors  R$                   (68,409)       (70,442)       (55,751)       (55,751)
Salaries and social charges           R$                    (8,361)        (9,730)       (11,125)       (11,125)
                                                         ---------      ---------      ---------      ---------
Capital employed                      >>                 1,090,276      1,073,856      1,047,097      1,047,097
                                                         =========      =========      =========      =========
ROCE after taxes  (annualized)                                42.9%          46.0%          (2.5%)         29.8%
                                                         ---------      ---------      ---------      ---------
ROE  (annualized)                                             (3.1%)         18.5%      (27442.9)       (8786.5%)
                                                         ---------      ---------      ---------      ---------

Information                                                                                                              2000
-----------                                                                                                              ----
                                                      1st Quarter    2nd Quarter    3rd Quarter    4th Quarter          Total
                                                      -----------    -----------    -----------    -----------          -----
Quantity sold - external mark        MT (thousand)             87             89             88             87            351
Quantity sold - internal mark        MT (thousand)              3              4              5              3             15
                                                        ---------      ---------      ---------      ---------      ---------
Quantity sold - total                MT (thousand)             90             93             93             90            366
                                                        =========      =========      =========      =========       ========
Average sales price - external mark  US$                 1,590.78       1,464.45       1,494.34       1,485.04       1,508.21
Average sales price - internal mark  US$                 1,600.56       1,503.00       1,505.99       1,488.25       1,513.79
Average sales price - total          US$                 1,591.07       1,465.98       1,494.58       1,484.70       1,508.42
Long-term indebtedness, gross        US$                  612,544        586,197        575,942        536,012        536,012
Short-term indebtedness, gross       US$                  230,512        207,989        181,007        193,278        193,278
                                                        ---------      ---------      ---------      ---------      ---------
Total indebtedness, gross            US$                  843,056        794,186        756,949        729,290        729,290
                                                        =========      =========      =========      =========       ========
Long-term indebtedness, net          US$                  612,544        586,197        575,942        536,012        536,012
Short-term indebtedness, net         US$                  170,975        166,159        143,128        160,329        160,329
                                                        ---------      ---------      ---------      ---------      ---------
Total indebtedness, net              US$                  783,519        752,356        719,070        696,341        696,341
                                                        =========      =========      =========      =========      =========
Stockholders' equity                  R$                  106,739         74,682        162,355        190,928        190,928
                                                        =========      =========      =========      =========      =========
Net operating revenues                R$                  254,504        242,838        250,908        258,545      1,006,795
Cost of products                      R$                 (142,035)      (151,468)      (146,959)      (143,744)      (584,206)
Other expenses/revenues               R$                  (14,990)       (20,324)       (14,352)       (14,528)       (64,194)
Depreciation, amortization and
 depletion                            R$                   16,982         16,929         16,856         17,210         67,977
EBITDA                                >>                  114,461         87,975        106,453        117,483        426,372
Depreciation, amortization and
 depletion                            R$                  (16,982)       (16,929)       (16,856)       (17,210)       (67,977)
                                                        ---------      ---------      ---------      ---------      ---------
EBIT                                  >>                   97,479         71,046         89,597        100,273        358,395
Non-operating result                  R$                    1,016            407          4,516         (7,514)        (1,575)
Net financial result                  R$                      613        (46,519)       (48,253)       (79,528)      (173,687)
                                                        ---------      ---------      ---------      ---------      ---------
Income before income tax and social
 contribution                         R$                   99,108         24,934         45,860         13,231        183,133
Income tax and social contribution    R$                   (6,654)         6,384         45,814         15,340         60,884
Net income                            R$                   92,454         31,318         91,674         28,571        244,017
                                                        =========      =========      =========      =========      =========
Property, plant and equipment in
 operation                            R$                1,072,021      1,057,687      1,039,748      1,031,680      1,031,680
Inventories                           R$                   83,882         82,997         84,699        103,383        103,383
Accounts receivable                   R$                   55,231         40,812         42,127         45,616         45,616
Payable to suppliers and contractors  R$                  (70,132)       (73,887)       (89,585)       (97,090)       (97,090)
Salaries and social charges           R$                   (7,564)        (9,231)        (9,778)        (8,076)        (8,076)
                                                        ---------      ---------      ---------      ---------      ---------
Capital employed                      >>                1,133,438      1,098,378      1,067,211      1,075,513      1,075,513
                                                        =========      =========      =========      =========      =========
ROCE after taxes  (annualized)                               32.1%          28.2%          50.8%          43.0%          39.0%
ROE  (annualized)                                           346.5%         167.7%         225.9%          59.9%         127.8%

8.2 - Aluminum Area - ALUNORTE (Adjusted and Non-Audited)           Attachment I
-------------------------------------------------------------------------------

Information                                                                                               2001
-----------                                                                                               ----
                                                       1st Quarter    2nd Quarter    3rd Quarter          Total
                                                       -----------    -----------    -----------          -----
Quantity sold - external mark        MT (thousand)             170            212            249            631
Quantity sold - internal mark        MT (thousand)             193            195            160            548
                                                         ---------      ---------      ---------      ---------
Quantity sold - total                MT (thousand)             363            407            409          1,179
                                                         =========      =========      =========      =========
Average sales price - external mark  US$                    195.23         189.14         181.98         188.41
Average sales price - internal mark  US$                    202.01         195.80         188.73         195.42
Average sales price - total          US$                    198.83         192.33         184.94         192.04

Long-term indebtedness, gross        US$                   434,772        424,815        429,162        429,162
Short-term indebtedness, gross       US$                    43,410         47,102         20,186         20,186
                                                         ---------      ---------      ---------      ---------
Total indebtedness, gross            US$                   478,182        471,917        449,348        449,348
                                                         =========      =========      =========      =========
Long-term indebtedness, net          US$                   405,254        394,715        429,162        429,162
Short-term indebtedness, net         US$                         -              -              -              -
                                                         ---------      ---------      ---------      ---------
Total indebtedness, net              US$                   405,254        394,715        429,162        429,162
                                                         =========      =========      =========      =========
Stockholders' equity                  R$                   433,497        417,974        334,924        334,924
                                                         =========      =========      =========      =========
Net operating revenues                R$                   149,709        188,075        177,200        514,984
Cost of products                      R$                  (106,856)      (128,775)      (122,317)      (357,948)
Other expenses/revenues               R$                    (4,729)        (6,886)        (3,869)       (15,484)
Depreciation, amortization and
 depletion                            R$                    12,904         12,861         12,773         38,538
                                                         ---------      ---------      ---------      ---------
EBITDA                                >>                    51,028         65,275         63,787        180,090
Depreciation, amortization and
 depletion                            R$                   (12,904)       (12,861)       (12,773)       (38,538)
                                                         ---------      ---------      ---------      ---------
EBIT                                  >>                    38,124         52,414         51,014        141,552
Non-operating result                  R$                       749           (721)           104            132)
Net financial result                  R$                   (97,766)       (75,812)      (156,652)      (330,230)
                                                         ---------      ---------      ---------      ---------
Income before income tax and social
 contribution                         R$                   (58,893)       (24,119)      (105,534)      (188,546)
Income tax and social contribution    R$                    15,653          7,153        (22,808)            (2)
                                                         ---------      ---------      ---------      ---------
Net income                            R$                   (43,240)       (16,966)      (128,342)      (188,548)
                                                         =========      =========      =========      =========
Property, plant and equipment in
 operation                            R$                   910,598        902,738        894,823        894,823

Inventories                           R$                    85,758         88,446        112,654        112,654
Accounts receivable                   R$                    46,243         47,800         33,930         33,930
Payable to suppliers and contractors  R$                   (63,162)       (67,888)       (88,087)       (88,087)
Salaries and social charges           R$                    (3,302)        (3,559)        (3,582)        (3,582)
                                                         ---------      ---------      ---------      ---------
Capital employed                      >>                   976,135        967,537        949,738        949,738
                                                         =========      =========      =========      =========
ROCE after taxes  (annualized)                                22.0%          24.6%          11.9%          19.9%
                                                         ---------      ---------      ---------      ---------
ROE  (annualized)                                            (39.9%)        (16.2%)       (153.3%)        (75.1%)
                                                         ---------      ---------      ---------      ---------

Information                                                                                                              2000
-----------                                                                                                              ----
                                                      1st Quarter    2nd Quarter    3rd Quarter    4th Quarter          Total
                                                      -----------    -----------    -----------    -----------          -----
Quantity sold - external mark        MT (thousand)            191            214            180            210            795
Quantity sold - internal mark        MT (thousand)            206            192            194            209            801
                                                        ---------      ---------      ---------      ---------      ---------
Quantity sold - total                MT (thousand)            397            406            374            419          1,l596
                                                        =========      =========      =========      =========       ========
Average sales price - external mark  US$                   198.56         192.77         194.35         195.38         198.04
Average sales price - internal mark  US$                   195.01         194.49         200.15         202.31         195.21
Average sales price - total          US$                   196.72         193.58         197.37         198.83         196.63
Long-term indebtedness, gross        US$                  443,234        433,844        420,433        451,036        451,036
Short-term indebtedness, gross       US$                   55,860         49,971         48,360         39,838         39,838
                                                        ---------      ---------      ---------      ---------      ---------
Total indebtedness, gross            US$                  499,094        483,815        468,793        490,874        490,874
                                                        =========      =========      =========      =========       ========
Long-term indebtedness, net          US$                  443,234        433,844        420,433        436,981        436,981
Short-term indebtedness, net         US$                   33,108         29,593         38,990              -              -
                                                        ---------      ---------      ---------      ---------      ---------
Total indebtedness, net              US$                  476,342        463,437        459,423        436,981        436,981
                                                        =========      =========      =========      =========      =========
Stockholders' equity                  R$                  412,315        407,576        424,675        430,118        430,118
                                                        =========      =========      =========      =========      =========
Net operating revenues                R$                  139,337        147,087        138,987        164,507        589,918
Cost of products                      R$                  (96,494)      (102,754)       (99,487)      (116,172)      (414,907)
Other expenses/revenues               R$                   (5,188)       (12,227)        (7,374)       (26,155)       (50,944)
Depreciation, amortization and
 depletion                            R$                   12,941         12,868         12,818         12,813         51,440
                                                        ---------      ---------      ---------      ---------      ---------
EBITDA                                >>                   50,596         44,974         44,944         34,993        175,507
Depreciation, amortization and
 depletion                            R$                  (12,941)       (12,868)       (12,818)      (12,813)        (51,440)
                                                        ---------      ---------      ---------      ---------      ---------
EBIT                                  >>                   37,655         32,106         32,126         22,180        124,067
Non-operating result                  R$                       (1)            (6)           (36)           246            203
Net financial result                  R$                   (2,344)       (40,075)       (35,030)       (61,741)      (139,190)
                                                        ---------      ---------      ---------      ---------      ---------
Income before income tax and social
 contribution                         R$                   35,310         (7,975)        (2,940)       (39,315)       (14,920)
Income tax and social contribution    R$                   (3,132)         3,236         20,039         18,119         38,262
                                                        ---------      ---------      ---------      ---------      ---------
Net income                            R$                   32,178         (4,739)        17,099        (21,196)        23,342
                                                        =========      =========      =========      =========      =========
Property, plant and equipment in
 operation                            R$                  936,780        928,878        923,193        918,375        918,375
Inventories                           R$                   65,788         61,985         64,306         73,644         73,644
Accounts receivable                   R$                   40,360         53,166         49,660         68,668         68,668
Payable to suppliers and contractors  R$                  (42,063)       (47,007)       (48,916)       (70,323)       (70,323)
Salaries and social charges           R$                   (2,984)        (3,366)        (3,399)        (3,045)        (3,045)
                                                        ---------      ---------      ---------      ---------      ---------
Capital employed                      >>                  997,881        993,656        984,844        987,319        987,319
                                                        =========      =========      =========      =========      =========
ROCE after taxes  (annualized)                               13.8%          14.2%          21.2%          16.3%          16.4%
ROE  (annualized)                                            31.2%          (4.7%)         16.1%         (19.7%)          5.4%

8.3 - Aluminum Area - ALUVALE (Adjusted and Non-Audited)            Attachment I


Information                                                                                              2001
-----------                                                                                              ----
                                                      1st Quarter    2nd Quarter    3rd Quarter          Total
                                                      -----------    -----------    -----------          -----
Quantity sold - external mark        MT (thousand)              -              -              -              -
Quantity sold - internal mark        MT (thousand)              -              -              7              7
                                                        ---------      ---------      ---------      ---------
Quantity sold - total                MT (thousand)              -              -              7              7
                                                        =========      =========      =========      =========
Average sales price - external mark  US$                        -              -              -              -
Average sales price - internal mark  US$                        -              -              5              5
Average sales price - total          US$                        -              -              5              5

Short-term indebtedness, gross       US$                      310            259              -              -
                                                        ---------      ---------      ---------      ---------
Total indebtedness, gross            US$                      310            259              -              -
                                                        =========      =========      =========      =========
Stockholders' equity                  R$                  724,927        754,707        627,385        627,385
                                                        =========      =========      =========      =========
Net operating revenues                R$                      323            438            599          1,360
Cost of products                      R$                        -              -            (15)           (15)
Other expenses/revenues               R$                    3,650            315          2,547          6,512
Depreciation, amortization and
 depletion                            R$                        8              9              9             26
                                                        ---------      ---------      ---------      ---------
EBITDA                                >>                    3,981            762          3,140          7,883
Depreciation, amortization and
 depletion                            R$                       (8)            (9)            (9)           (26)
                                                        ---------      ---------      ---------      ---------
EBIT                                  >>                    3,973            753          3,131          7,857
Gain on investments accounted for by
  the equity method                   R$                   (2,165)        27,928       (132,056)      (106,293)
Net financial result                  R$                    3,155          3,916          4,293         11,364
                                                        ---------      ---------      ---------      ---------
Income before income tax and social
 contribution                         R$                    4,963         32,597       (124,632)       (87,072)
Income tax and social contribution    R$                    3,870         (2,818)        (2,689)        (1,637)
                                                        ---------      ---------      ---------      ---------
Net income                            R$                    8,833         29,779       (127,321)       (88,709)
                                                        =========      =========      =========      =========
Property, plant and equipment in
 operation                            R$                      100             96            102            102
Inventories                           R$                       35             35             20             20
Accounts receivable                   R$                        -              -              -              -
Payable to suppliers and contractors  R$                        -              -              -              -
                                                        ---------      ---------      ---------      ---------
Capital employed                      >>                      135            131            122            122
                                                        =========      =========      =========      =========
ROCE after taxes  (annualized)                                  -              -              -              -
                                                        ---------      ---------      ---------      ---------
ROE  (annualized)                                             4.9%          15.8%         (81.2%)        (18.9%)
                                                        ---------      ---------      ---------      ---------

Information                                                                                                             2000
-----------                                                                                                             ----
                                                      1st Quarter    2nd Quarter    3rd Quarter    4th Quarter          Total
                                                      -----------    -----------    -----------    -----------          -----
Quantity sold - external mark        MT (thousand)              -              -              -              -              -
Quantity sold - internal mark        MT (thousand)              3              -              -              -              3
                                                        ---------      ---------      ---------      ---------      ---------
Quantity sold - total                MT (thousand)              3              -              -              -              3
                                                        =========      =========      =========      =========       ========
Average sales price - external mark  US$                 1,743.77              -              -              -       1,784.42
Average sales price - internal mark  US$                 2,338.90       2,028.93              -              -       2,285.67
Average sales price - total          US$                 2,281.55       2,028.93              -              -       2,244.41

Short-term indebtedness, gross       US$                   19,272              -              -              -              -
                                                        ---------      ---------      ---------      ---------      ---------
Total indebtedness, gross            US$                   19,272              -              -              -              -
                                                        =========      =========      =========      =========       ========
Stockholders' equity                  R$                  859,549        871,845        727,384        716,093        716,093
                                                        =========      =========      =========      =========      =========
Net operating revenues                R$                   13,906          1,950          1,048            700         17,604
Cost of products                      R$                   (9,832)        (1,121)          (392)          (236)       (11,581)
Other expenses/revenues               R$                      (97)         2,308          2,293         (3,634)           870
Depreciation, amortization and
 depletion                            R$                        -              -              -              -              -
                                                        ---------      ---------      ---------      ---------      ---------
EBITDA                                >>                    3,977          3,137          2,949         (3,170)        6,893
Depreciation, amortization and
 depletion                            R$                        -              -              -              -              -
                                                        ---------      ---------      ---------      ---------      ---------
EBIT                                  >>                    3,977          3,137          2,949         (3,170)         6,893
Gain on investments accounted
  for by the equity method            R$                  105,971         34,856         78,006         38,887        257,720
Net financial result                  R$                   12,401         11,638         11,109          8,198         43,346
                                                        ---------      ---------      ---------      ---------      ---------
Income before income tax and social
 contribution                         R$                  122,349         49,631         92,064         43,915        307,959
Income tax and social contribution    R$                  (2,032)         (5,014)        (4,773)         2,387         (9,432)
                                                        ---------      ---------      ---------      ---------      ---------
Net income                            R$                  120,317         44,617         87,291         46,302        298,527
                                                        =========      =========      =========      =========      =========
Property, plant and equipment in
 operation                            R$                      119            115            107            107            107
Inventories                           R$                    1,801            680            291             35             35
Accounts receivable                   R$                    4,378            651            313              -              -
Payable to suppliers and contractors  R$                     (635)          (632)          (632)          (630)          (630)
                                                        ---------      ---------      ---------      ---------      ---------
Capital employed                      >>                    5,663            814             79           (488)          (488)
                                                        =========      =========      =========      =========      =========
ROCE after taxes  (annualized)                                  -              -              -              -              -
ROE  (annualized)                                            56.0%          20.5%          48.0%          25.9%          41.7%

8.4 - Aluminum Area - MRN (Adjusted and Non-Audited)                Attachment I


Information                                                                                              2001
-----------                                                                                              ----
                                                      1st Quarter    2nd Quarter    3rd Quarter          Total
                                                      -----------    -----------    -----------          -----
Quantity sold - external market       MT (thousand)           581            886            954          2,421
Quantity sold - internal market       MT (thousand)         1,604          1,946          1,806          5,356
                                                     ---------------------------------------------------------
Quantity sold - total                 MT (thousand)         2,185          2,832          2,760          7,777
                                                     =========================================================
Average sales price -
   external market                    US$                   22.70          21.99          22.16          22.27
Average sales price -
   internal market                    US$                   20.08          20.16          20.37          20.36
Average sales price - total           US$                   21.39          21.08          20.99          20.95
Long-term indebtedness, gross         US$                     700              -          7,929          7,929
Short-term indebtedness, gross        US$                   1,456          1,400         11,594         11,594
                                                     ---------------------------------------------------------
Total indebtedness, gross             US$                   2,156          1,400         19,523         19,523
                                                     =========================================================
Stockholders' equity                  R$                  522,722        577,587        544,062        544,062
                                                     =========================================================
Net operating revenues                R$                   86,629        124,021        139,255        349,905
Cost of products                      R$                  (38,030)       (58,247)       (59,943)      (156,220)
Other expenses/revenues               R$                   (2,192)        (2,172)        (2,075)        (6,439)
Depreciation, amortization
   and depletion                      R$                   11,199         11,244         10,520         32,963
                                                     ---------------------------------------------------------
EBITDA                                >>                   57,606          74,846         87,757       220,209
Depreciation, amortization and
  depletion                           R$                  (11,199)       (11,244)       (10,520)       (32,963)
                                                     ---------------------------------------------------------
EBIT                                  >>                   46,407         63,602         77,237        187,246
Gain on investments accounted for by
  the equity method                   R$                   (5,540)        (2,050)       (10,763)       (18,353)
Non-operating result                  R$                      (79)            82            133            136
Net financial result                  R$                      225         (1,895)        (2,541)        (4,211)
                                                     ---------------------------------------------------------
Income before income tax and social
  contribution                        R$                   41,013         59,739         64,066        164,818
Income tax and social contribution    R$                   (3,845)        (4,875)       (11,692)       (20,412)
                                                     ---------------------------------------------------------
Net income                            R$                   37,168         54,864         52,374        144,406
                                                     =========================================================
Property, plant and equipment in
   operation                          R$                  465,185        505,559        389,425        389,425
Inventories                           R$                   32,813         29,451         27,650         27,650
Accounts receivable                   R$                   35,320         49,183         60,467         60,467
Payable to suppliers and contractors  R$                   (7,542)       (14,845)        (6,610)        (6,610)
Salaries and social charges           R$                   (3,289)        (4,293)        (7,431)        (7,431)
                                                     ---------------------------------------------------------
Capital employed                      >>                  522,487        565,055        463,501        463,501
                                                     =========================================================
ROCE after taxes (annualized)                                32.6%          41.6%          56.6%          48.0%
                                                     ---------------------------------------------------------
ROE (annualized)                                             28.4%          38.0%          38.5%          35.4%



Information                                                                                                             2000
-----------                                                                                                             ----
                                                      1st Quarter    2nd Quarter    3rd Quarter    4th Quarter          Total
                                                      -----------    -----------    -----------    -----------          -----
Quantity sold - external market       MT (thousand)         1,092            981          1,107            811          3,991
Quantity sold - internal market       MT (thousand)         1,626          1,697          1,913          2,015          7,251
                                                     ------------------------------------------------------------------------
Quantity sold - total                 MT (thousand)         2,718          2,678          3,020          2,826         11,242
                                                     ========================================================================
Average sales price - external market US$                   21.77          22.30          23.65          22.06          22.48
Average sales price - internal market US$                   19.79          20.06          21.25          20.01          20.30
Average sales price - total           US$                   20.58          20.88          22.13          21.04          21.18
Long-term indebtedness, gross         US$                   2,030          1,400          1,400            700            700
Short-term indebtedness, gross        US$                   2,740          2,071          1,952          1,490          1,490
                                                     ------------------------------------------------------------------------
Total indebtedness, gross             US$                   4,770          3,471          3,352          2,190          2,190
                                                     ========================================================================
Stockholders' equity                  R$                  506,906        551,060        536,382        541,908        541,908
                                                     ========================================================================
Net operating revenues                R$                   91,155         93,028        111,384        102,966        398,533
Cost of products                      R$                  (44,478)       (51,984)       (52,646)       (50,651)      (199,759)
Other expenses/revenues               R$                   (1,861)        (2,273)        (2,575)        (3,142)        (9,851)
Depreciation, amortization and
   depletion                          R$                   11,120         11,113         11,331         11,476         45,040
                                                     ------------------------------------------------------------------------
EBITDA                                >>                   55,936         49,884         67,494         60,649        233,963
Depreciation, amortization and
   depletion                          R$                  (11,120)       (11,113)       (11,331)       (11,476)       (45,040)
EBIT                                  >>                   44,816         38,771         56,163         49,173        188,923
Gain on investments accounted for
   by the equity method               R$                    4,061            489            795         (3,231)         2,114
Non-operating result                  R$                    3,837         13,591          2,920         (2,620)        17,728
Net financial result                  R$                    2,723          1,877          1,416          1,022          7,038
                                                     ------------------------------------------------------------------------
Income before income tax and social
   contribution                       R$                   55,437         54,728         61,294         44,344        215,803
Income tax and social contribution    R$                  (10,787)       (10,574)        (3,973)        (4,228)       (29,562)
                                                     ------------------------------------------------------------------------
Net income                            R$                   44,650         44,154         57,321         40,116        186,241
                                                     ========================================================================
Property, plant and equipment in
   operation                          R$                  408,354        400,010        391,244        394,515        394,515
Inventories                           R$                   21,464         17,961         19,580         21,037         21,037
Accounts receivable                   R$                   33,586         34,896         43,827         41,491         41,491
Payable to suppliers and contractors  R$                   (5,771)        (7,603)        (7,388)       (10,437)       (10,437)
Salaries and social charges           R$                   (3,164)        (4,264)        (4,700)        (3,290)        (3,290)
                                                     ------------------------------------------------------------------------
Capital employed                      >>                  454,469        441,000        442,563        443,316        443,316
                                                     ========================================================================
ROCE after taxes (annualized)                                30.0%          25.6%          47.2%          40.6%          35.9%
                                                     ------------------------------------------------------------------------
ROE (annualized)                                             35.2%          32.1%          42.7%          29.6%          34.4%


Information                                                                                              2001
-----------                                                                                              ----
                                                      1st Quarter    2nd Quarter    3rd Quarter          Total
                                                      -----------    -----------    -----------          -----

Quantity sold - external market        MT (thousand)         2            9            7           18
Quantity sold - internal market        MT (thousand)        14           17           11           42
                                                     ------------------------------------------------
Quantity sold - total                  MT (thousand)        16           26           18           60
                                                     ================================================
Average sales price - external market  US$            1,733.37     1,585.14     1,554.56     1,590.39
Average sales price - internal market  US$            2,155.46     2,047.69     1,934.35     2,054.36
Average sales price - total            US$            2,107.06     1,882.41     1,784.68     1,916.59
Long-term indebtedness, gross          US$               2,568        2,273        2,598        2,598
Short-term indebtedness, gross         US$              33,619        9,700          939          939
                                                     ------------------------------------------------
Total indebtedness, gross              US$              36,187       11,973        3,537        3,537
                                                     ================================================
Long-term indebtedness, net            US$               2,568        2,273        2,598        2,598
Short-term indebtedness, net           US$              33,174        1,949         --           --
                                                     ------------------------------------------------
Total indebtedness, net                US$              35,742        4,222        2,598        2,598
                                                     ================================================
Stockholders' equity                    R$             190,016      205,881      218,141      218,141
                                                     ================================================
Net operating revenues                  R$              59,652       98,954       77,239      235,845
Cost of products                        R$             (40,859)     (68,267)     (54,855)    (163,981)
Other expneses/revenues                 R$              (5,104)     (11,433)       1,814      (14,723)
Depreciation, amortization and
  depletion                             R$               3,510        3,027        3,912       10,449
                                                     ------------------------------------------------
EBITDA                                  >>              17,199       22,281       28,110       67,590
Depreciation, amoritzation and
  depletion                             R$              (3,510)      (3,027)      (3,912)     (10,449)
                                                     ------------------------------------------------
EBIT                                    >>              13,689       19,254       24,198       57,141
Non-operating result                    R$                  49       (1,392)          13       (1,330)
Net financial result                    R$              (3,079)       3,513       (8,500)      (8,066)
                                                     ------------------------------------------------
Income before income tax and social
  contribution                          R$              10,659       21,375       15,711       47,745
Income tax and social contribution      R$              (2,597)      (5,510)      (3,451)     (11,558)
                                                     ------------------------------------------------
Net income                              R$               8,062       15,865       12,260       36,187
                                                     ================================================
Property, plant and equipment in
  operation                             R$             143,532      142,921      100,497      100,497
Inventories                             R$              81,215       66,065       66,063       66,063
Accounts receivable                     R$              36,673       40,020       32,886       32,886
Payable to suppliers and contractors    R$             (10,176)     (10,413)      (8,534)      (8,534)
Salaries and social changes             R$              (3,749)      (3,294)      (3,983)      (3,983)
                                                     ------------------------------------------------
Capital employed                        >>             247,495      235,299      186,929      186,929
                                                     ================================================
ROCE after taxes (annualized)                             17.9%        23.4%        44.4%        32.5%
                                                     ------------------------------------------------
ROE (annualized)                                          17.0%        30.8%        22.5%        22.1%


Information                                                                                                   2000
-----------                                                                                                   ----
                                                   1st Quarter  2nd Quarter  3rd Quarter  4th Quarter        Total
                                                   -----------  ----------   -----------  -----------        -----
Quantity sold - external market        MT (thousand)         1           10           10            9           30
Quantity sold - internal market        MT (thousand)        11           15           14           16           56
                                                     -------------------------------------------------------------
Quantity sold - total                  MT (thousand)        12           25           24           25           86
                                                     =============================================================
Average sales price - external market  US$            1,851.23     1,644.13     1,644.19     1,602.09     1,638.44
Average sales price - internal market  US$            2,147.88     2,035.89     2,044.72     2,071.30     2,070.21
Average sales price - total            US$            2,123.16     1,912.84     1,877.83     1,844.00     1,912.41
Long-term indebtedness, gross          US$               4,399        3,931        3,493        3,014        3,014
Short-term indebtedness, gross         US$              18,045       15,988       23,189       26,325       26,325
                                                     -------------------------------------------------------------
Total indebtedness, gross              US$              22,444       19,919       26,682       29,339       29,339
                                                     =============================================================
Long-term indebtedness, net            US$               4,399        3,931        3,493        3,014        3,014
Short-term indebtedness, net           US$              14,751        9,709       22,190       25,707       25,707
                                                     -------------------------------------------------------------
Total indebtedness, net                US$              19,150       13,640       25,683       28,721       28,721
                                                     =============================================================
Stockholders' equity                    R$             165,029      173,578      181,494      181,960      181,960
                                                     =============================================================
Net operating revenues                  R$              42,581       74,950       75,265       78,381      271,177
Cost of products                        R$             (25,919)     (58,278)     (55,626)     (59,011)    (198,834)
Other expneses/revenues                 R$                (665)      (4,481)      (5,359)      (2,768)     (13,273)
Depreciation, amortization and
  depletion                             R$              19,361       15,468       17,736       20,258       72,823
                                                     -------------------------------------------------------------
EBITDA                                  >>              35,358       27,659       32,016       36,860      131,893
Depreciation, amoritzation and
  depletion                             R$             (19,361)     (15,468)     (17,736)     (20,258)     (72,823)
                                                     -------------------------------------------------------------
EBIT                                    >>              15,997       12,191       14,280       16,602       59,070
Non-operating result                    R$                 124          958         (750)        (168)         164
Net financial result                    R$              (5,410)       3,595       (1,138)        (757)      (3,710)
                                                     -------------------------------------------------------------
Income before income tax and social
  contribution                          R$              10,711       16,744       12,392       15,677       55,524
Income tax and social contribution      R$              (3,809)      (3,652)      (4,478)      (2,755)     (14,694)
                                                     -------------------------------------------------------------
Net income                              R$               6,902       13,092        7,914       12,922       40,830
                                                     =============================================================
Property, plant and equipment in
  operation                             R$             114,350      111,842      110,611      103,564      103,564
Inventories                             R$              62,643       58,677       52,889       59,909       59,909
Accounts receivable                     R$              26,954        6,633       50,712       49,613       49,613
Payable to suppliers and contractors    R$             (17,176)     (20,952)     (14,561)     (12,491)     (12,491)
Salaries and social changes             R$              (1,934)      (2,445)      (2,746)      (2,152)      (2,152)
                                                     -------------------------------------------------------------
Capital employed                        >>             184,837      153,755      196,905      198,443      198,443
                                                     =============================================================
ROCE after taxes (annualized)                             26.4%        22.2%        19.9%        27.9%        22.4%
                                                     -------------------------------------------------------------
ROE (annualized)                                          16.7%        30.2%        17.4%        28.4%        22.4%

8.6 - Pulp and Paper Area - BAHIA SUL (Adjusted and Non-Audited)    Attachment I

                                  1st*   2nd*  3rd*   4th      2001        1st           2nd            3rd       4th         2000
    Information                   Qtr    Qtr   Qtr    Qtr     Total        Qtr           Qtr            Qtr       Qtr         Total
    -----------                   ---    ---   ---    ---     -----        ---           ---            ---       ---         -----
PULP:
Quantity sold -
  external market       MT     63,684    --                  63,684      73,827        76,433        86,420      73,658     310,338
Quantity sold -
  internal market       MT     14,807    --                  14,807      17,235        15,565        13,533      10,010      56,343
                            --------------------------------------------------------------------------------------------------------
Quantity sold -
  total                 MT     78,491    --     --   --      78,491       91,062       91,998        99,953      83,668     366,681
                            ========================================================================================================
Average sales price     US$    578.00    --                  578.00       576.00       612.00        645.00      637.00      618.00
PAPER:
Quantity sold -
  external market       MT     11,532    --                  11,532       27,239       25,384        17,047       7,613      77,283
Quantity sold -
  internal market       MT     34,481    --                  34,481       26,331       33,401        40,678      33,695     134,105
                            --------------------------------------------------------------------------------------------------------
Quantity sold  -
  total                 MT     46,013    --     --   --      46,013       53,570       58,785        57,725      41,308     211,388
                            ========================================================================================================
Average sales price     US$    796.00    --                  796.00       793.00       814.00        848.00      844.00      824.00
Long-term
  indebtedness, net     US$   279,103    --                 279,103      322,971      307,944       297,115     283,125     283,125
Short-term
  indebtedness, net     US$    96,490    --                  96,490      178,074      148,858       132,590     112,240     112,240
                            --------------------------------------------------------------------------------------------------------
Total indebtedness,
   net                  US$   375,593    --     --   --     375,593      501,045      456,802       429,705     395,365     395,365
                            ========================================================================================================
Stockholders'
   equity               R$  1,406,199    --               1,406,199    1,290,533    1,337,270     1,381,821   1,423,107   1,423,107
                            ========================================================================================================
Net operating
  revenues              R$    167,653    --                 167,653      167,051      191,496       214,079     161,634     734,260
Cost of products        R$    (79,128)   --                 (79,128)     (74,450)     (81,781)      (91,296)    (74,190)   (321,717)
Other expenses/
  revenues              R$    (16,586)   --                 (16,586)     (13,686)     (14,605)      (15,402)    (18,641)    (62,334)
Depreciation,
   amortization and
   depletion            R$     18,723    --                  18,723       20,528       20,991        65,159      19,026     125,704
                            --------------------------------------------------------------------------------------------------------
EBITDA                  >>     90,662    --                  90,662       99,443      116,101       172,540      87,829     475,913
Depreciation,
   amortization and
   depletion            R$    (18,723)   --                 (18,723)     (20,528)     (20,991)      (65,159)    (19,026)   (125,704)
                            --------------------------------------------------------------------------------------------------------
EBIT                    >>     71,939    --                  71,939       78,915       95,110       107,381      68,803     350,209
Non-operating result    R$        514    --                     514          (74)         (36)           67        (161)       (204)
Net financial result    R$    (63,465)   --                 (63,465)     (15,040)     (44,064)      (41,024)    (40,244)   (140,372)
                            --------------------------------------------------------------------------------------------------------
Income before income
  tax and social
   contribution         R$      8,988    --     --   --       8,988       63,801       51,010        66,424      28,398     209,633
Income tax and social
   contribution         R$       (919)   --                    (919)          25       (4,273)       (2,195)     12,610       6,167
                            --------------------------------------------------------------------------------------------------------
Net income              R$      8,069    --     --   --       8,069       63,826       46,737        64,229      41,008     215,800
                            ========================================================================================================
Property, plant
   and equipment
   in operation         R$  1,808,898    --               1,808,898    1,827,505    1,817,068     1,810,406   1,814,966   1,814,966
Inventories             R$     96,875    --                  96,875       64,845       71,281        65,597      80,329      80,329
Accounts receivable     R$    110,275    --                 110,275       92,184       97,011        96,611      96,583      96,583
Payable to suppliers
   and contractors      R$     22,348    --                  22,348      (18,352)     (19,840)      (24,792)    (21,274)    (21,274)
Salaries and social
   charges              R$      8,678    --                   8,678       (7,530)     (10,545)      (12,040)     (9,977)     (9,977)
                            --------------------------------------------------------------------------------------------------------
Capital employed        >>  2,047,074    --     --   --   2,047,074    1,958,652    1,954,975     1,935,782   1,960,627   1,960,627
                            ========================================================================================================
ROCE after taxes
   (annualized)                  13.9%  0.0%    0.0% 0.0%      13.9%        16.1%        18.6%         21.7%       16.6%      18.2%
                            --------------------------------------------------------------------------------------------------------
ROE (annualized)                  2.3%  0.0%    0.0% 0.0%       2.3%        19.8%        14.0%         18.6%       11.5%      15.2%

---------
* Participation sold

8.7 - Pulp and Paper Area - CENIBRA (Adjusted and Non-Audited)      Attachment I

                                        1st         2nd           2001        1st         2nd         3rd         4th         2000
    Information                         Qtr         Qtr          Total        Qtr         Qtr         Qtr         Qtr         Total
    -----------                         ---         ---          -----        ---         ---         ---         ---         -----
PULP:
Quantity sold -
  external market             MT    148,042      199,916      347,958     168,228     193,284     180,612      188,836      730,960
Quantity sold -
  internal market             MT     16,142       12,679       28,821      14,664      12,815      16,559       13,744       57,782
                                  -------------------------------------------------------------------------------------------------
Quantity sold - total         MT    164,184      212,595      376,779     182,892     206,099     197,171      202,580      788,742
                                  ==================================================================================================
Average sales price           US$    498.80       349.74       414.69      534.30      589.50      620.03       606.36       587.54
Long-term indebtedness,
  gross                       US$    52,948       52,350       52,350     273,310     230,363     183,187       52,917       52,917
Short-term indebtedness,
  gross                       US$   180,198      177,973      177,973     256,221     248,735     218,172      205,291      205,291
                                  -------------------------------------------------------------------------------------------------
Total indebtedness, gross     US$   233,146      230,323      230,323     529,531     479,098     401,359      258,208      258,208
                                  ==================================================================================================
Long-term indebtedness, net   US$   180,198      177,973      177,973     256,221     248,735     218,172      205,291      205,291
Short-term indebtedness, net  US$    22,071       48,351       48,351     200,768     143,136     127,788       50,272       50,272
                                  -------------------------------------------------------------------------------------------------
Total indebtedness, net       US$   202,269      226,324      226,324     456,989     391,871     345,960      255,563      255,563
                                  ==================================================================================================
Stockholders' equity          R$    580,068      578,679      578,679     470,672     530,919     594,462      609,610      609,610
                                  ==================================================================================================
Net operating revenues        R$    168,993      167,642      336,635     169,774     218,554     216,365      233,994      838,687
Cost of products              R$    (68,805)     (91,053)    (159,858)    (68,410)    (73,239)    (67,998)     (80,779)    (290,426)
Other expenses/revenues       R$    (28,018)     (25,135)     (53,153)    (26,132)    (30,665)    (33,338)     (58,309)    (148,444)
Depreciation, amortization
  and depletion               R$     25,889       23,789       49,678      26,033      23,073      25,158       27,118      101,382
                                  -------------------------------------------------------------------------------------------------
EBITDA                        >>     98,059       75,243      173,302     101,265     137,723     140,187      122,024      501,199
Depreciation, amortization
  and depletion               R$    (25,889)     (23,789)     (49,678)    (26,033)    (23,073)    (25,158)     (27,118)    (101,382)
                                  -------------------------------------------------------------------------------------------------
EBIT
   for by the equity method   R$     (2,709)     (13,304)     (16,013)        738      (1,579)      3,011         (180)       1,990
Non-operating result          R$        638        2,898        3,536         207       1,125       1,314        1,670        4,316
Net financial result          R$    (38,677)     (30,837)     (69,514)       (114)    (32,432)    (23,158)     (37,013)     (92,717)
                                  -------------------------------------------------------------------------------------------------
Income before income tax
   and social contribution    R$     31,422       10,211       41,633      76,063      81,764      96,196       59,383      313,406
Income tax and social
  contribution                R$    (12,767)      (1,304)     (14,071)    (26,408)    (21,519)    (32,651)      (9,194)     (89,772)
                                  -------------------------------------------------------------------------------------------------
Net income                    R$     18,655        8,907       27,562      49,655      60,245      63,545       50,189      223,634
                                  ==================================================================================================
Property, plant and
   equipment in operation     R$    825,615      847,833      847,833     801,058     790,222     781,586      834,224      834,224
Inventories                   R$     82,233       79,180       79,180      48,180      46,612      60,702       66,236       66,236
Accounts receivable           R$    132,492      142,453      142,453     223,807     209,852     232,614      153,837      153,837
Payable to suppliers and
  contractors                 R$    (26,773)     (32,861)     (32,861)    (16,263)    (18,167)    (18,920)     (23,942)     (23,942)
Salaries and social charges   R$     (9,271)     (10,886)     (10,886)     (6,216)     (9,932)    (13,951)     (13,112)     (13,112)
                                  -------------------------------------------------------------------------------------------------
Capital employed              >>  1,004,296    1,025,719    1,025,719   1,050,566   1,018,587   1,042,031    1,017,243    1,017,243
                                  ==================================================================================================
ROCE after taxes (annualized)          23.7%        19.6%        21.4%       18.6%       36.6%       31.6%        33.7%        30.5%
ROE (annualized)                       12.9%         6.2%         9.5%       42.2%       45.4%       42.8%        32.9%        36.7%

8.8 - Iron Ore Area - SAMITRI (Adjusted and Non-Audited)                                                         Attachment I
-----------------------------------------------------------------------------------------------------------------------------
Information                                                          2001                                                2000
-----------------------------------------------------------------------------------------------------------------------------
                                      1st      2nd         3rd                     1st      2nd      3rd      4th
                                  Quarter  Quarter     Quarter      Total      Quarter  Quarter  Quarter   Quarter      Total
                                ---------------------------------------------------------------------------------------------
Quantity sold -               MT
  external market     (thousand)    3,573    1,651          --      5,224        2,725    2,911    2,723     1,971     10,330
Quantity sold -
  internal market -           MT
  CVRD                (thousand)      981    4,143          --      5,124        1,059      983      947       847      3,836
                                  -------------------------------------------------------------------------------------------
Quantity sold -               MT
  total               (thousand)    4,554    5,794          --     10,348        3,784    3,894    3,670     2,818     14,166
                                  ===========================================================================================
Average sales price -
  external market            US$    14.03   1 4.96          --      14.33        14.63     15.89   15.83     13.51      15.01
Average sales price -
  internal market            US$     6.46     4.89          --       5.19         6.63     6.18     7.85      6.10       6.67
Average sales price -
  total                      US$    12.40     7.76          --       9.80        12.39    13.46    13.77     11.28      12.81
Long-term
  indebtedness,
  gross                      US$   11,078    8,646          --         --       23,821   19,688   16,754    13,681     13,681
Short-term
  indebtedness,
  gross                      US$   21,354   24,475      18,565     18,565       54,623   58,499   48,268    53,521     53,521
                                  -------------------------------------------------------------------------------------------
Total
  indebtedness,
  gross                      US$   32,432   33,121      18,565     18,565       78,444   78,187   65,022    67,202     67,202
                                  ===========================================================================================
Long-term
  indebtedness,
  net                        US$   11,078    8,646          --         --       23,821   19,688   16,754    13,681     13,681
Short-term
  indebtedness,
  net                        US$   19,526   24,111      10,576     10,576       38,548   50,010   48,079    42,515     42,515
                                  -------------------------------------------------------------------------------------------
Total indebtedness,
  net                        US$   30,604   32,757      10,576     10,576       62,369   69,698   64,833    56,196     56,196
                                  ===========================================================================================
Stockholders'
  equity                      R$  529,928  552,460     521,197    521,197      859,686  512,147  529,128   521,213    521,213
                                  ===========================================================================================
Net operating
  revenues                    R$  111,931   92,194       4,554    208,679       80,414   91,896   89,777    59,699    321,786
Cost of products              R$  (41,737) (55,146)          -    (96,883)     (29,795) (38,047) (33,679)  (23,240)  (124,761)
Other expenses/
  revenues                    R$  (53,279) (24,389)     (3,198)   (80,866)     (41,708) (47,491) (46,130)  (21,197)   156,526)
Depreciation,
  amortization and
  depletion                   R$    6,587   11,467       5,020     23,074        6,154    5,993    5,204     4,149     21,500
                                  -------------------------------------------------------------------------------------------
EBITDA                             23,502   24,126       6,376     54,004       15,065   12,351   15,172    19,411     61,999
Depreciation,
  amortization and
  depletion                   R$   (6,587) (11,467)     (5,020)    23,074)      (6,154)  (5,993)  (5,204)   (4,149)   (21,500)
EBIT                               16,915   12,659       1,356     30,930        8,911    6,358    9,968    15,262     40,499
Other expenses/
  revenues - non cash                  --       --          --         --         (509) (48,966)      --   (13,798)   (63,273)
Gain on investments
  accounted for by
  the equity method           R$    8,308   19,540     (27,665)       655       18,135  (33,428)  14,014    (3,048)    (4,327)
Non-operating
  result                      R$   (3,153)      33        (453)    (3,573)          99     (644)    (156)   (2,599)    (3,300)
Net financial
  result                      R$  (10,815)  (6,402)     (6,665)   (23,882)      (3,825)  (9,325)  (6,635)  (11,543)   (31,328)
                                  -------------------------------------------------------------------------------------------
Income before
income tax and
  social contribution         R$   11,255   25,830     (32,945)     4,140       22,811  (86,005)  17,191   (15,726)   (61,729)
Income tax
  and social
  contribution                R$   (2,005)  (3,298)      1,681     (3,622)      (2,448)     446     (210)    7,811      5,599
                                  -------------------------------------------------------------------------------------------
Net income                    R$    9,250   22,532     (31,264)       518       20,363  (85,559)  16,981    (7,915)   (56,130)
                                  ===========================================================================================
Property, plant
  and equipment in
  operation                   R$  287,385  289,865     284,844    284,844      328,569  305,417  302,312   288,862    288,862
Inventories                   R$   48,528      208          --         --       48,746   46,129   49,292    55,791     55,791
Accounts
  receivable                  R$   31,743   69,008      33,458     33,458       16,596   16,063   16,665    20,202     20,202
Payable to
  suppliers and
  contractors                 R$  (30,879) (30,585)    (64,663)   (64,663)     (18,698) (17,535) (23,620)  (21,398)   (21,398)
Salaries and
  social charges              R$   (5,621)  (5,275)     (4,558)    (4,558)      (5,237) (10,359)  (8,346)   (7,705)    (7,705)
                                  -------------------------------------------------------------------------------------------
Capital employed                  331,156  323,221     249,081    249,081      369,976  339,715  336,303   335,752    335,752
                                  ===========================================================================================
ROCE after taxes
  (annualized)                       18.0%    11.6%        4.9%      14.6%         7.0%     8.0%    11.6%     27.5%      13.7%
                                  -------------------------------------------------------------------------------------------
ROE (annualized)                      7.0%    16.3%      (24.0%)      0.1%         9.5%   (66.8%)   12.8%     (6.1%)    (10.8%)

8.9 - Iron Ore Area - SAMARCO (Adjusted and Non-Audited)                                                                Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                              2001                                                   2000
------------------------------------------------------------------------------------------------------------------------------------
                                         1st        2nd        3rd                   1st        2nd        3rd        4th
                                     Quarter    Quarter    Quarter      Total    Quarter    Quarter    Quarter    Quarter      Total
                                  --------------------------------------------------------------------------------------------------
Quantity sold - total  MT (thousand)  3,399      2,919      2,312      8,630      3,496      3,500      3,331      4,295     14,622
                                  ==================================================================================================
Average sales price -
  total                    US$        28.83      30.00      29.44      29.58      27.74      29.13      29.34      31.03      29.40
Long-term indebtedness,
  gross                    US$      166,257    132,655    119,394    119,394    171,445    136,486    167,716    146,208    146,208
Short-term indebtedness,
  gross                    US$      188,795    164,003    158,204    158,204    180,425    185,910    185,191    176,740    176,740
                                  --------------------------------------------------------------------------------------------------
Total indebtedness,
  gross                    US$      355,052    296,658    277,598    277,598    351,870    322,396    352,907    322,948    322,948
                                  ==================================================================================================
Long-term indebtedness,
  net                      US$      126,810    132,655    119,394    119,394    171,445    136,486    167,716    146,208    146,208
Short-term indebtedness,
  net                      US$      170,389    142,181    139,989    139,989    164,077    165,976    157,756    176,597    176,597
                                  --------------------------------------------------------------------------------------------------
Total indebtedness, net    US$      297,199    274,836    259,383    259,383    335,522    302,462    325,472    322,805    322,805
                                  ==================================================================================================
Stockholders' equity       R$ 4      18,290    447,693    399,275    399,275  1,017,316    466,699    491,355    463,521    463,521
                                  ==================================================================================================
Net operating revenues     R$       197,904    190,671    166,905    555,480    170,222    182,697    160,595    242,749    756,263
Cost of products           R$       (95,771)   (80,978)   (73,499)  (250,248)   (91,554)   (98,364)   (77,796)  (135,214)  (402,928)
Other expenses/revenues    R$       (23,789)   (35,699)    (4,129)   (63,617)   (20,826)   (17,454)    (2,160)   (31,031)   (71,471)
Depreciation, amortization
   and depletion           R$        15,872     14,445     (7,143)    23,174     15,565     15,433     14,292     13,314     58,604
                                  --------------------------------------------------------------------------------------------------
EBITDA -------------------->         94,216     88,439     82,134    264,789     73,407     82,312     94,931     89,818    340,468
Depreciation, amortization
  and depletion            R$       (15,872)   (14,445)     7,143    (23,174)   (15,565)   (15,433)   (14,292)   (13,314)   (58,604)
                                  --------------------------------------------------------------------------------------------------
EBIT   -------------------->         78,344     73,994     89,277    241,615     57,842     66,879     80,639     76,504    281,864
Other expenses/revenues -
  non cash                                -          -          -          -     (2,155)   (66,359)   (16,130)     4,218    (80,426)
Gain on investments
  accounted for by the
  equity method            R$        (3,570)    (4,541)    (9,265)   (17,376)    (2,673)    (8,804)      (358)    (2,559)   (14,394)
Non-operating result       R$             -         16    (19,440)   (19,424)       858      1,510         73       (175)     2,266
Net financial result       R$       (63,754)   (32,350)  (111,084)  (207,188)   (14,390)   (84,475)   (25,983)   (43,544)  (168,392)
                                  --------------------------------------------------------------------------------------------------
Income before income tax
  and social contribution  R$        11,020     37,119    (50,512)    (2,373)    39,482    (91,249)    38,241     34,444     20,918
Income tax and social
  contribution             R$        (3,324)    (7,657)     2,093     (8,888)    (7,652)    14,469     (6,939)    (9,923)   (10,045)
                                  --------------------------------------------------------------------------------------------------
Net income                 R$         7,696     29,462    (48,419)   (11,261)    31,830    (76,780)    31,302     24,521     10,873
                                  ==================================================================================================
Property, plant and
  equipment in operation   R$       825,763    823,100    823,902    823,902  1,449,490    964,014    954,078    830,605    830,605
Inventories                R$        75,612    102,738    119,144    119,144     49,292     55,353     64,570     60,184     60,184
Accounts receivable        R$       153,749    147,026    150,580    150,580     85,474     63,688    130,408    184,713    184,713
Payable to suppliers and
  contractors              R$       (13,955)   (26,813)   (21,596)   (21,596)   (24,107)   (23,326)   (19,474)   (23,250)   (23,250)
Salaries and social
  charges                  R$       (19,266)   (17,003)   (15,472)   (15,472)    (7,856)   (18,102)   (17,091)   (16,521)   (16,521)
                                  --------------------------------------------------------------------------------------------------
Capital employed ---------->      1,021,903  1,029,048  1,056,558  1,056,558  1,552,293  1,041,627  1,112,491  1,035,731  1,035,731
                                  ==================================================================================================
ROCE after taxes
  (annualized)                         29.4%      25.8%      34.6%      29.4%      12.9%      31.2%      26.5%      25.7%      26.2%
                                  --------------------------------------------------------------------------------------------------
ROE (annualized)                        7.4%      26.3%     (48.5%)    (3.8%)      12.5%     (65.8%)     25.5%      21.2%       2.3%
                                  --------------------------------------------------------------------------------------------------


                                                                                                                                  47

8.10 - Iron Ore Area - FERTECO (Adjusted and Non-Audited)                  Attachment I
---------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------
Information                                                                        2001
---------------------------------------------------------------------------------------
                                         1st        2nd        3rd       4th
                                     Quarter    Quarter    Quarter   Quarter      Total
                                  -----------------------------------------------------
Quantity sold - external   MT
  market               (thousand)         -      3,955      3,556                 7,511
Quantity sold - internal   MT
  market               (thousand)         -        598        455                 1,053
                                  -----------------------------------------------------
Quantity sold - total      MT
                       (thousand)         -      4,553      4,011          -      8,564
                                  =====================================================
Average sales price -
  external market          US$            -      16.50      17.50                 17.05
Average sales price -
  internal market          US$            -       5.35      14.72                  9.40
Average sales price -
  total                    US$            -      15.16      17.18                 16.11

Long-term indebtedness,
  gross                    US$            -    101,394    103,737               103,737
Short-term indebtedness,
  gross                    US$            -     86,257     72,200                72,200
                                  -----------------------------------------------------
Total indebtedness,
  gross                    US$            -    187,651    175,937          -    175,937
                                  =====================================================
Long-term indebtedness,
  net                      US$            -    101,394    103,737               103,737
Short-term indebtedness,
  net                      US$            -     85,250     71,620                71,620
                                  -----------------------------------------------------
Total indebtedness, net    US$            -    186,644    175,357          -    175,357
                                  =====================================================
Stockholders' equity       R$             -    225,625    204,610               204,610
                                  =====================================================
Net operating revenues     R$             -    158,518    170,286               328,804
Cost of products           R$             -   (121,815)  (126,972)             (248,787)
Other expenses/revenues    R$             -      5,315    (14,355)               (9,040)
Depreciation, amortization
  and depletion            R$             -      2,235      3,375                 5,610
                                  -----------------------------------------------------
EBITDA -------------------->              -     44,253     32,334                76,587
Depreciation, amortization
  and depletion            R$             -     (2,235)    (3,375)               (5,610)
EBIT   -------------------->              -     42,018     28,959                70,977
Gain on investments
  accounted for by the
  equity method                                    286     (5,400)               (5,114)
Non-operating result       R$             -       (107)   (12,281)              (12,388)
Net financial result       R$             -    (19,170)   (44,417)              (63,587)
                                  -----------------------------------------------------
Income before income tax
  and social contribution  R$             -     23,027    (33,139)         -    (10,112)
Income tax and social
  contribution             R$             -     (5,223)    12,268                 7,045
                                  -----------------------------------------------------
Net income                 R$             -     17,804    (20,871)         -     (3,067)
                                  =====================================================
Property, plant and
  equipment in operation   R$             -    396,583    397,803               397,803
Inventories                R$             -     77,593     85,216                85,216
Accounts receivable        R$             -    144,005    199,841               199,841
Payable to suppliers and
  contractors              R$             -    (40,656)   (26,238)              (26,238)
Salaries and social
  charges                  R$             -       (645)      (835)                 (835)
                                  -----------------------------------------------------
Capital employed ---------->              -    576,880    655,787          -    655,787
                                  =====================================================
ROCE after taxes                          -       38.3%      25.1%       0.0%      28.6%
                                  -----------------------------------------------------
ROE                                       -       47.3%     (40.8%)      0.0%      (3.6%)
                                  -----------------------------------------------------


                                                                                     48

8.11 - Pelletizing Affiliates - HISPANOBRAS (Adjusted and Non-Audited)                                                  Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                              2001                                                   2000
------------------------------------------------------------------------------------------------------------------------------------
                                         1st        2nd        3rd                   1st        2nd        3rd        4th
                                     Quarter    Quarter    Quarter      Total    Quarter    Quarter    Quarter    Quarter      Total
                                  --------------------------------------------------------------------------------------------------
Quantity sold - external   MT
  market               (thousand)       312        336        422      1,070        335        335        293        480      1,443
Quantity sold - internal   MT
  market - CVRD        (thousand)       520        560        460      1,540        640        400        850        600      2,490
                                  --------------------------------------------------------------------------------------------------
Quantity sold - total  MT (thousand)    832        896        882      2,610        975        735      1,143      1,080      3,933
                                  ==================================================================================================
Average sales price -
  external market          US$        30.80      30.79      32.84      31.60      28.91      29.01      33.98      30.91      30.63
Average sales price -
  internal market          US$        30.57      31.55      32.44      31.44      29.00      29.34      31.49      31.59      30.53
Average sales price -
  total                    US$        30.65      31.26      32.64      31.52      28.97      29.19      32.13      31.28      30.56
                                  --------------------------------------------------------------------------------------------------
Stockholders' equity       R$        73,036     76,910     85,853     85,853     71,751     75,494     76,476     68,461     68,461
                                  ==================================================================================================
Net operating revenues     R$        52,089     64,459     73,261    189,809     49,988     38,562     69,784     65,337    223,671
Cost of products           R$       (44,565)   (53,537)   (60,310)  (158,412)   (43,800)   (34,474)   (55,159)   (52,989)  (186,422)
Other expenses/revenues    R$          (502)      (487)     1,274        285       (395)      (436)      (503)      (649)    (1,983)
Depreciation, amortization
  and depletion            R$         2,377      2,378      2,376      7,131      2,272      2,335      2,368      2,379      9,354
                                  --------------------------------------------------------------------------------------------------
EBITDA -------------------->          9,399     12,813     16,601     38,813      8,065      5,987     16,490     14,078     44,620
Depreciation, amortization
  and depletion            R$        (2,377)    (2,378)    (2,376)    (7,131)    (2,272)    (2,335)    (2,368)    (2,379)    (9,354)
                                  --------------------------------------------------------------------------------------------------
EBIT   -------------------->          7,022     10,435     14,225     31,682      5,793      3,652     14,122     11,699     35,266
Non-operating result       R$        (1,471)    (2,537)    (2,622)    (6,630)       162        371     (5,213)    (2,778)    (7,458)
Net financial result       R$         2,460        833      4,127      7,420       (513)     2,230        865      1,928      4,510
                                  --------------------------------------------------------------------------------------------------
Income before income tax
  and social contribution  R$         8,011      8,731     15,730     32,472      5,442      6,253      9,774     10,849     32,318
Income tax and social
  contribution             R$        (2,161)    (3,419)    (5,347)   (10,927)    (2,101)    (2,510)    (4,026)    (2,976)   (11,613)
                                  --------------------------------------------------------------------------------------------------
Net income                 R$         5,850      5,312     10,383     21,545      3,341      3,743      5,748      7,873     20,705
                                  ==================================================================================================
Property, plant and
  equipment in operation   R$        33,955     31,665     29,377     29,377     41,656     47,175     38,020     35,738     35,738
Inventories                R$        11,890     11,703     18,019     18,019     10,255     21,088     15,638     12,675     12,675
Accounts receivable        R$        48,444     55,767     70,208     70,208     45,726     25,315     46,669     53,878     53,878
Payable to suppliers
  and contractors          R$       (34,095)   (40,876)   (54,066)   (54,066)   (43,481)   (36,498)   (35,865)   (36,751)   (36,751)
Salaries and social
  charges                  R$           (93)       (76)      (210)      (210)      (162)      (111)      (150)       380        380
                                  --------------------------------------------------------------------------------------------------
Capital employed ---------->         60,101     58,183     63,328     63,328     53,994     56,969     64,312     65,920     65,920
                                  ==================================================================================================
ROCE after taxes
  (annualized)                         32.4%      48.2%      56.1%      43.7%      27.4%       8.0%      62.8%      52.9%      35.9%
                                  --------------------------------------------------------------------------------------------------
ROE (annualized)                       32.0%      27.6%      48.4%      33.5%      18.6%      19.8%      30.1%      46.0%      30.2%
                                  --------------------------------------------------------------------------------------------------


                                                                                                                                  49

8.12 - Pelletizing Affiliates - ITABRASCO (Adjusted and Non-Audited)                                                    Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                              2001                                                   2000
------------------------------------------------------------------------------------------------------------------------------------
                                         1st        2nd        3rd                   1st        2nd        3rd        4th
                                     Quarter    Quarter    Quarter      Total    Quarter    Quarter    Quarter    Quarter      Total
                                  --------------------------------------------------------------------------------------------------
Quantity sold - external   MT
  market                (thousand)      497        579        325      1,401        844        757        664        539      2,804
Quantity sold - internal   MT
  market - CVRD         (thousand)      278        196        221        695          -        206        263        213        682
                                  --------------------------------------------------------------------------------------------------
Quantity sold - total  MT (thousand)    775        775        546      2,096        844        963        927        752      3,486
                                  ==================================================================================================
Average sales price -
  external market          US$        31.13      31.96      31.80      31.60      29.39      32.58      31.10      31.11      30.99
Average sales price -
  internal market          US$        31.29      32.66      31.50      31.73       0.00      31.43      31.27      31.33      31.34
Average sales price -
  total                    US$        31.19      31.62      31.69      31.64      29.39      32.01      31.15      31.22      30.98
Long-term indebtedness,
  gross                    US$            -          -          -          -          -          -          -          -          -
Short-term indebtedness,
  gross                    US$          503          -        407        407        592        575        561        556        556
                                  --------------------------------------------------------------------------------------------------
Total indebtedness, gross  US$          503          -        407        407        592        575        561        556        556
                                  ==================================================================================================
Stockholders' equity       R$        46,768     65,160     68,571     68,571     54,123     49,461     51,762     45,221     45,221
                                  ==================================================================================================

Net operating revenues     R$        48,950     56,985     59,432    165,367     44,227     56,048     52,346     45,661    198,282
Cost of products           R$       (45,783)   (44,756)   (52,288)  (142,827)   (40,209)   (48,482)   (47,332)   (34,595)  (170,618)
Other expenses/revenues    R$        (1,086)    (1,379)     2,177       (288)      (799)    (1,006)      (805)      (950)    (3,560)
Depreciation, amortization
  and depletion            R$           288        309        338        935        221        271        270      1,032      1,794
                                  --------------------------------------------------------------------------------------------------
EBITDA -------------------->          2,369     11,159      9,659     23,187      3,440      6,831      4,479     11,148     25,898
Depreciation, amortization
  and depletion            R$          (288)      (309)      (338)      (935)      (221)      (271)      (270)    (1,032)    (1,794)
                                  --------------------------------------------------------------------------------------------------
EBIT   -------------------->          2,081     10,850      9,321     22,252      3,219      6,560      4,209     10,116     24,104
Non-operating result       R$           (12)     6,437         15      6,440        250        (31)        67     (5,236)    (4,950)
Net financial result       R$         2,770      1,808      2,369      6,947       (774)     1,518        232      2,707      3,683
                                  --------------------------------------------------------------------------------------------------
Income before income tax
  and social contribution  R$         4,839     19,095     11,705     35,639      2,695      8,047      4,508      7,587     22,837
Income tax and social
  contribution             R$        (3,288)      (707)    (7,231)   (11,226)    (2,053)    (3,577)    (2,642)      (494)    (8,766)
                                  --------------------------------------------------------------------------------------------------
Net income                 R$         1,551     18,388      4,474     24,413        642      4,470      1,866      7,093     14,071
                                  ==================================================================================================
Property, plant and
  equipment in operation   R$        10,883     10,556     10,228     10,228      8,724      8,743      8,488      8,234      8,234
Inventories                R$        11,516     10,170     20,477     20,477     14,249     11,442      7,648      9,617      9,617
Accounts receivable        R$        43,384     35,920     45,389     45,389     23,194     36,213     40,485     40,968     40,968
Payable to suppliers
  and contractors          R$       (33,146)   (36,645)   (51,259)   (51,259)   (39,331)   (33,915)   (31,673)   (29,394)   (29,394)
Salaries and social
  charges                  R$          (197)       (78)      (189)      (189)      (174)      (187)      (179)      (220)      (220)
                                  --------------------------------------------------------------------------------------------------
Capital employed ---------->         32,440     19,923     24,646     24,646      6,662     22,296     24,769     29,205     29,205
                                  ==================================================================================================
ROCE after taxes
  (annualized)                        (14.9%)    203.6%      33.9%      59.6%      70.0%     53.5%       25.3%     131.8%      52.5%
                                  --------------------------------------------------------------------------------------------------
ROE (annualized)                       13.3%     112.9%      26.1%      47.5%       4.7%      36.1%      14.4%      62.7%      31.1%
                                  --------------------------------------------------------------------------------------------------


                                                                                                                                  50

8.13 - Pelletizing Affiliates - KOBRASCO (Adjusted and Non-Audited)                                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                              2001                                                   2000
------------------------------------------------------------------------------------------------------------------------------------
                                         1st        2nd        3rd                   1st        2nd        3rd        4th
                                     Quarter    Quarter    Quarter      Total    Quarter    Quarter    Quarter    Quarter      Total
                                  --------------------------------------------------------------------------------------------------
Quantity sold - external   MT
  market               (thousand)       561        523        493      1,577        861      1,024        973        824      3,682
Quantity sold - internal   MT
  market - CVRD        (thousand)       420        489        630      1,539        224         39          -        470        733
                                  --------------------------------------------------------------------------------------------------
Quantity sold - total  MT (thousand)    981      1,012      1,123      3,116      1,085      1,063        973      1,294      4,415
                                  ==================================================================================================
Average sales price -
  external market          US$        30.04      31.38      33.26      31.82      28.95      30.25      29.77      30.68      29.92
Average sales price -
  internal market          US$        31.80      31.29      29.77      30.84      29.10      31.58          -      31.52      30.78
Average sales price -
  total                    US$        30.79      31.34      31.19      31.32      28.98      30.30      29.77      30.95      30.05
Long-term indebtedness,
  gross                    US$      127,269    100,893    119,766    119,766     45,298    125,750    189,229    126,662    126,662
Short-term indebtedness,
  gross                    US$        1,173     27,114      9,148      9,148    117,160     61,164     63,023        617        617
                                  --------------------------------------------------------------------------------------------------
Total indebtedness, gross  US$      128,442    128,007    128,914    128,914    162,458    186,914    252,252    127,279    127,279
                                  ==================================================================================================
Long-term indebtedness,
  net                      US$      122,728    100,893    119,766    119,766     45,298    125,001    188,794    122,032    122,032
Short-term indebtedness,
  net                      US$            -     20,346          -          -     75,784          -          -          -          -
                                  --------------------------------------------------------------------------------------------------
Total indebtedness, net    US$      122,728    121,239    119,766    119,766    121,082    125,001    188,794    122,032    122,032
                                  ==================================================================================================
Stockholders' equity       R$        39,224     32,574    (39,435)   (39,435)    53,654     54,868     53,590     51,208     51,208
                                  ==================================================================================================
Net operating revenues     R$        61,210     70,414     90,720    222,344     55,259     57,655     51,639     76,017    240,570
Cost of products           R$       (46,868)   (56,123)   (68,213)  (171,204)   (44,187)   (44,259)   (40,939)   (59,070)  (188,455)
Other expenses/revenues    R$          (734)      (755)      (781)    (2,270)    (1,069)    (1,352)      (450)       442     (2,429)
Depreciation, amortization
  and depletion            R$         2,225      2,226      2,221      6,672      2,229      2,227      2,228      2,224      8,908
                                  --------------------------------------------------------------------------------------------------
EBITDA   ------------------>         15,833     15,762     23,947     55,542     12,232     14,271     12,478     19,613     58,594
Depreciation, amortization
  and depletion            R$        (2,225)    (2,226)    (2,221)    (6,672)    (2,229)    (2,227)    (2,228)    (2,224)    (8,908)
                                  --------------------------------------------------------------------------------------------------
EBIT     ------------------>         13,608     13,536     21,726     48,870     10,003     12,044     10,250     17,389     49,686
Other expenses - non cash                 -          -    (52,000)   (52,000)
Gain on investments
  accounted for by the
  equity method            R$           316        229       (545)         -        449        (79)       846        980      2,196
Non-operating result       R$            12        (46)       126         92         73         14         19        155        261
Net financial result       R$       (32,118)   (23,780)   (51,598)  (107,496)     1,650    (11,186)   (13,212)   (21,921)   (44,669)
                                  --------------------------------------------------------------------------------------------------
Income before income tax
  and social contribution  R$       (18,182)   (10,061)   (82,291)  (110,534)    12,175        793     (2,097)    (3,397)     7,474
Income tax and social
  contribution             R$         6,198      3,411     10,281     19,890     (4,138)       420        817      1,016     (1,885)
                                  --------------------------------------------------------------------------------------------------
Net income                 R$       (11,984)    (6,650)   (72,010)   (90,644)     8,037      1,213     (1,280)    (2,381)     5,589
                                  ==================================================================================================
Property, plant and
  equipment in operation   R$       214,661    212,703    212,886    212,886    234,442    234,449    218,717    216,619    216,619
Inventories                R$        18,374     16,645     19,104     19,104     10,980     11,807     11,807     13,007     13,007
Accounts receivable        R$        22,137     24,771     39,384     39,384          -          -          -     19,191     19,191
Payable to suppliers
  and contractors          R$       (28,947)   (29,174)   (41,184)   (41,184)   (29,148)   (23,618)   (27,512)   (28,527)   (28,527)
Salaries and social
  charges                  R$           (35)       (41)       (80)       (80)      (104)       (67)       (65)       (55)       (55)
                                  --------------------------------------------------------------------------------------------------
Capital employed                    226,190    224,904    230,110    230,110    216,170    222,571    202,947    220,235    220,235
                                  ==================================================================================================
ROCE after taxes
  (annualized)                         35.0%      30.1%      55.6%      39.8%      10.9%      22.4%      21.8%      33.4%      21.7%
                                  --------------------------------------------------------------------------------------------------
ROE (annualized)                     (122.2%)    (81.7%)    730.4%    (306.5%)     59.9%       8.8%      (9.6%)    (18.6%)     10.9%
                                  --------------------------------------------------------------------------------------------------


                                                                                                                                  51

8.14 - Pelletizing Affiliates - NIBRASCO (Adjusted and Non-Audited)                                                     Attachment I
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Information                                                              2001                                                   2000
------------------------------------------------------------------------------------------------------------------------------------
                                         1st        2nd        3rd                   1st        2nd        3rd        4th
                                     Quarter    Quarter    Quarter      Total    Quarter    Quarter    Quarter    Quarter      Total
                                  --------------------------------------------------------------------------------------------------
Quantity sold - external   MT
  market                (thousand)      806        559        514      1,879        369        742        660        627      2,398
Quantity sold - internal   MT
  market - CVRD         (thousand)    1,169      1,572        929      3,670      1,711      1,344      1,240      1,902      6,197
Quantity sold - internal   MT
  market - Others       (thousand)       35         38          -         73         43         48         42         36        169
                                  --------------------------------------------------------------------------------------------------
Quantity sold - total  MT (thousand)  2,010      2,169      1,443      5,622      2,123      2,134      1,942      2,565      8,764
                                  ==================================================================================================
Average sales price -
  external market          US$        30.16      30.00      30.48      30.17      27.11      28.93      31.16      29.95      29.52
Average sales price -
  internal market          US$        30.41      31.00      28.57      30.29         29         30         32         31      30.36
Average sales price -
  total                    US$        30.31      31.00      29.22      30.25      29.01      29.32      31.54      30.65      30.13
Long-term indebtedness,
  gross                    US$        6,000      4,800      7,300      7,300      8,400      7,200      7,200      6,000      6,000
Short-term indebtedness,
  gross                    US$        2,619      2,400        977        977      2,619      2,400      2,622      2,400      2,400
                                  --------------------------------------------------------------------------------------------------
Total indebtedness,
  gross                    US$        8,619      7,200      8,277      8,277     11,019      9,600      9,822      8,400      8,400
                                  ==================================================================================================
Long-term indebtedness,
  net                      US$          847          -      7,300      7,300          -          -          -          -          -
                                  --------------------------------------------------------------------------------------------------
Total indebtedness, net    US$          847          -      7,300      7,300          -          -          -          -          -
                                  ==================================================================================================
Stockholders' equity       R$       122,313    113,062     79,058     79,058    162,617    171,322    121,077    119,317    119,317
                                  ==================================================================================================
Net operating revenues     R$       122,876    151,327    109,356    383,559    106,790    111,167    110,190    149,867    478,014
Cost of products           R$      (107,077)  (125,975)  (102,174)  (335,226)   (92,162)   (95,665)   (89,698)  (126,810)  (404,335)
Other expenses/revenues    R$       (10,534)    (8,049)    12,922     (5,661)    (8,814)    (4,826)    (2,619)   (14,746)   (31,005)
Depreciation, amortization
  and depletion            R$         4,086      4,086      4,128     12,300      4,321      4,318      4,087      4,083     16,809
                                  --------------------------------------------------------------------------------------------------
EBITDA   ------------------>          9,351     21,389     24,232     54,972     10,135     14,994     21,960     12,394     59,483
Depreciation, amortization
  and depletion            R$        (4,086)    (4,086)    (4,128)   (12,300)    (4,321)    (4,318)    (4,087)    (4,083)   (16,809)
                                  --------------------------------------------------------------------------------------------------
EBIT     ------------------>          5,265     17,303     20,104     42,672      5,814     10,676     17,873      8,311     42,674
Other expenses - non cash                 -          -    (42,000)   (42,000)
Net financial result       R$           902        679     (8,420)    (6,839)     4,702      3,370       (572)    (1,833)     5,667
                                  --------------------------------------------------------------------------------------------------
Income before income tax
  and social contribution  R$         6,167     17,982    (30,316)    (6,167)    10,516     14,046     17,301      6,478     48,341
Income tax and social
  contribution             R$        (3,172)    (4,734)    (3,688)   (11,594)    (4,479)    (5,341)    (6,496)     2,263    (14,053)
                                  --------------------------------------------------------------------------------------------------
Net income                 R$         2,995     13,248    (34,004)   (17,761)     6,037      8,705     10,805      8,741     34,288
                                  ==================================================================================================
Property, plant and
  equipment in operation   R$        55,656     51,571     47,514     47,514     82,791     78,686     75,313     59,760     59,760
Inventories                R$        23,062     18,948     46,720     46,720     12,725     17,946     12,731     18,183     18,183
Accounts receivable        R$        44,086     36,276     38,024     38,024     23,215     29,190     26,615     49,651     49,651
Payable to suppliers and
  contractors              R$       (61,010)   (69,013)   (63,116)   (63,116)   (55,267)   (58,065)   (60,902)   (59,800)   (59,800)
Salaries and social
  charges                  R$          (370)      (299)      (269)      (269)      (961)      (214)      (214)      (395)      (395)
                                  --------------------------------------------------------------------------------------------------
Capital employed  --------->         61,424     37,483     68,873     68,873     62,503     67,543     53,543     67,399     67,399
ROCE after taxes
  (annualized)                         13.6%     134.1%      95.3%      60.2%       8.5%      31.6%      85.0%      62.8%      42.5%
                                  --------------------------------------------------------------------------------------------------
ROE (annualized)                        9.8%      46.9%    (172.0%)    (30.0%)     14.8%      20.3%      35.7%      29.3%      28.7%
                                  --------------------------------------------------------------------------------------------------


                                                                                                                                  52

Report of Independent Accountants on Limited Review

October 22, 2001

To the Board of Directors and Stockholders
Companhia Vale do Rio Doce



1    We have carried out limited reviews of the Quarterly Financial Information
     - ITR of Companhia Vale do Rio Doce for the quarters ended September 30, 2001 and 2000. This financial information is the responsibility of the Company's management.

2 Except as mentioned in paragraph three, our limited reviews were carried out in accordance with the specific procedures established by the IBRACON
     - Brazilian Institute of Independent Accountants, in conjunction with the Federal Accounting Board, and consisted mainly of: (a) inquires and discussion with the officers responsible for the Company's accounting, financial and operational areas about the procedures adopted for preparing the Quarterly Financial Information - ITR, and (b) review of the information and subsequent events which have, or may have, relevant effects on the Company's financial position and operations.

3 The financial statements at September 30, 2001 and 2000, of subsidiary, jointly-owned and associated companies, in which there are relevant investments, have not been reviewed by independent accountants. Thus, the conclusions resulting from our reviews do not cover the amounts of R$ 8,659,589 thousand (2000 - R$ 6,304,552 thousand) of these investments and R$ 1,169,439 thousand (2000 - R$ 297,231 thousand) of the income produced by them for the quarters then ended.

4 Based on our limited reviews, except for the effects of any adjustments which might have been required if the financial statements of the subsidiary, jointly-owned and associated companies mentioned in paragraph 3 had been reviewed by independent accountants, we are not aware of any relevant adjustments which should be made to the Quarterly Financial Information - ITR, referred to in paragraph 1, for it to be in accordance with the rules issued by the Brazilian Securities Commission - CVM specifically applicable to the preparation of obligatory Quarterly Financial Information - ITR.

5 The Quarterly Financial Information - ITR also contains accounting and financial information relating to the quarter ended June 30, 2001. We reviewed this information at the time of its preparation and issued our respective report on July 18, 2001, including the limitation mentioned in paragraph 3.



PricewaterhouseCoopers
Auditores Independentes
CRC-SP-160-S-RJ


Douglas H. Woods
Socio
Contador CRC-SP-101.652/O-0-S-RJ


BOARD OF DIRECTORS                                         Executive Director of Human Resources and
Luiz Tarquinio Sardinha Ferro                              Corporate Services
Chairman                                                   Carla Grasso


Erik Persson                                               Executive Director of the Iron Ore Area
                                                           Armando Santos

Fabio de Oliveira Barbosa                                  Eduardo Marcos de Barros Faria
                                                           Director of Commercialization

Francisco Valadares Povoa                                  Jayme Nicolato Correa
                                                           Director of Iron Ore for the Northern System

Joao Moises Oliveira                                       Joaquim Martino Ferreira
                                                           Director of Pelletization and Metallurgy

Jose Marques de Lima                                       Jose Francisco Martins Viveiros
                                                           Director of Iron Ore for the Southern System

Octavio Lopes Castello Branco Neto                         Marconi Tarbes Vianna
                                                           Director of Manganese and Alloys

Renato da Cruz Gomes
                                                           Executive Director of Logistics Area
                                                           Guilherme Laager
Romeu do Nascimento Teixeira
                                                           Elias David Nigri
                                                           Director of Logistics


AUDIT COMMITTEE
Claudia Torres Teixeira
                                                           Executive Director of the Shareholdings Area and
Eliseu Martins                                             Businesses Development and  Acting Executive Director of
                                                           Non-Ferrous Area
                                                           Antonio Miguel Marques
Luiz Carlos Angelotti
                                                           Antonio Carlos Varela
Marcos Fabio Coutinho                                      Director of Pulp and Paper

Ronaldo Camillo                                            Dalton Nose
                                                           Director of Development

                                                           Edward Dias da Silva
CHIEF EXECUTIVE OFFICER                                    Director of Energy
Roger Agnelli
                                                           Helcio Roberto Martins Guerra
Director of Legal Affairs                                  Director of Precious Metals
Paulo Francisco de Almeida Lopes
                                                           Paulo Eduardo Libanio
Executive Director of Control and Planning and             Director of Basic Metals and Industrial Minerals
Acting Executive Director of Finance

Gabriel Stoliar

Otto de Souza Marques Junior
Director of Control of the Corporate Center

Tito Botelho Martins Junior
Director of Finance                                        Eduardo de Carvalho Duarte     Otto de Souza Marques Junior
                                                           Chief Accountant               Director of Control of the
                                                           CRC-RJ 57439                  Corporate Center


                                                                   Item 2

[GRAPHIC OMITTED] Companhia                                        Press Release
                  Vale do Rio Doce


                             NOTICE TO SHAREHOLDERS



Rio de Janeiro, November 12, 2001 - The Board of Directors of Companhia Vale do Rio Doce (CVRD), will meet extraordinarily, on November 22, 2001 to deliberate about the distribution of interest on shareholders' equity related to year 2001.






--------------------------------------------------------------------------------

                                        For further information, please contact:
                 Roberto Castello Branco: castello@cvrd.com.br +55-21-3814-4540
                                          --------------------
                             Andreia Reis: andreis@cvrd.com.br +55-21-3814-4643
                                           -------------------
                            Barbara Geluda: geluda@cvrd.com.br +55-21-3814-4557
                                            ------------------
                           Daniela Tinoco: daniela@cvrd.com.br +55-21-3814-4946
                                           -------------------

This release includes "forward-looking statements" that express expectations of future events or results. All statements based on future expectations rather than on historical facts are forward-looking statements that involve a number of risks and uncertainties, and the company cannot give assurance that such statements will prove to be correct.

                                                                         Item 3

[GRAPHIC OMITTED]  Companhia
                   Vale do Rio Doce

Press Release 3Q01


COMPANHIA VALE DO RIO DOCE
PERFORMANCE IN THE THIRD QUARTER
OF 2001 (3Q01)


Rio de Janeiro, November 12, 2001 -- Companhia Vale do Rio Doce
(CVRD) posted a solid R$ 1.206 billion net earnings in 2Q01, equal to earnings per share of R$ 3.15, a historical record.

The gains with the sale of Cenibra, a strategic movement to focus on mining, logistics and power generation, contributed to this result.

Accumulated earnings for the first nine months of 2001 amounted to R$
2.412 billion, 50.8% higher than the R$ 1.600 billion achieved in the same period of last year.

3Q01 EBITDA reached an all time high of R$ 986 million. In the first nine months of 2001 EBITDA was R$2.450 billion, 37.2 % higher than in the same period of 2000. 3Q01 EBITDA margin was 55.5%, an all time high.

Consolidated gross revenue for the first nine months of 2001 was R$ 9.016 billion. Sales of iron ore and pellets were responsible for 54% of that amount.

During the same period, volumes of consolidated sales of iron ore and pellets reached 104.1 million tonnes.

CVRD exports reached US$ 2.448 billion in the first nine months of 2001, accounting for 5.5% of total Brazilian exports.

CVRD delivered a stronger financial and operational performance despite the slowdown in the global economy. The quality of its world class asset base is key to weather the current global recession throughout the next quarters.




[GRAPHIC OMITTED] THE MACROECONOMIC SCENARIO AND ITS EFFECTS ON CVRD

                                                                              2
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce

A global recession but growth prospects are well alive

Even prior to September 11, macroeconomic developments already pointed to weaker growth in every region of the globe. The synchronized slowdown has reflected the strong global linkages among the developed economies and between them and the developing economies, the continued weakness in the information technology sector, the deteriorating situation in Japan and worsening financing conditions for emerging markets.

The United States had been the unquestioned driver of global growth since 1995. Now, with the broadening of the economic slowdown, the world economy found itself without a growth engine.

The estimates indicate that the world economy is suffering its fifth recession in the last thirty years -- 1975, 1982, 1991, 1998 and 2001.

While the near-term outlook is downbeat, despite the existing risks and uncertainties derived from the war against terrorism, there is a reasonable prospect for a global recovery to start by the end of 1H02.

There are a number of reasons for cautious optimism.

First, the main central banks of the world eased their monetary policies, acting much earlier than in previous cycles. The US short term interest rate is the lowest since 1962 and it is negative in real terms. There is room for additional easing, the main opportunities lie with the ECB and the BOJ. On the fiscal side, there is a sizable policy stimulus in the United States.

Second, economic activity is likely to be bolstered by the abatement of the food and oil price shocks.

Third, economic fundamentals across the globe are stronger than they were a few years ago, reflected in lower inflation, greater monetary policy credibility and more balanced public budgets. In many emerging markets, in a sharp contrast with 1997/98, more flexible exchange rate regimes are in place and external vulnerabilities were reduced, with smaller current account deficits and greater reliance on foreign direct investment flows than on short term speculative flows.

Although the iron ore market is reasonably stable, the deepening of the global economic slowdown is potentially harmful to CVRD's performance. On the other hand, the continued weakness of the Brazilian Real (BRL) contributes to increase its margins, cash flow generation and return on invested capital. Additionally, an undervalued BRL stimulates export growth and, therefore, the demand for railroad and port services, one of the main CVRD businesses.


Iron ore and metals markets

Global steel output has fallen only marginally and the demand for iron ore remained strong. According to the International Institute for Steel and Iron
(IISI), in the first nine months of 2001 steel production reached 620.0 million tonnes against 620.7 million tonnes in the same period of last year. US production has declined substantially, 11.4%, while in Asia it was up 4.6%. Japanese production declined 1.3%, with China and Taiwan showing the highest increases, 10.1% and 12.5%, respectively. In the European Union, there was a slight output reduction of 1.6%.

However, since there is a close correlation between global steel crude production and global industrial production, we could expect supply cutbacks in the near future. In the last global recessions, 1991 and 1998, global crude steel production showed a similar pattern: moderate cutbacks, distributed over the recession year and the following. In 1991, reduction was 4.7% followed by a 1.9% cut in 1992. In 1998, the production cut was smaller, 2.8%, followed by an additional 0.7% in 1999.

The main impact of the global steel downcycle on the demand for iron ore is a shift towards lower priced products. According to the IISI, global direct reduced iron (DRI) production, used in mini-mills, in the first nine months of 2001 is 8.4% lower than in the same period of last year. This development has a negative effect on the demand for direct reduction pellets, the highest priced iron ore product. Blast furnace mills are switching demand out of blast furnace pellets to iron ore fines. Therefore, the demand for pellets is slowing down and it will bear most of the burden of the negative outlook for steel.

CVRD pellet production is expected to remain at levels below its nominal capacity throughout the next three quarters. The sales of Samarco, an affiliated company, were the first to be hurt by the negative economic environment, declining, on a quarter over quarter basis, since 1Q01.

On the positive side, there are two factors. China demand for steel has remained firm and growing substantially. At the same time, in order to boost productivity, it is relying more and more on imported iron ore: on an annualized basis, iron ore imports over the January to September 2001 period reached 88.4 million tonnes, showing a dramatic 26% increase over year 2000 purchases of 70 million tonnes. In the early nineties, Chinese imports represented only 7.5% of global seaborne trade. It is

                                                                              3
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


likely that its market share will amount to approximately 20% this year. According to some estimates, China is forecast to import 130 million tonnes in 2005. CVRD managed to increase its penetration into this fast growing market as evidenced by the long term contract with Baosteel, the largest Chinese steelmaker.

The slowing of global trade flows is diminishing temporarily CVRD geographic disadvantage in the Asian market. Brazil-Australia freight differential into Asia is currently at the lower end of its normal range, providing CVRD more opportunities to supply the Asian market, given the superior quality and diversification of its iron ore products.

Although a capacity of almost 2.0 million tonnes per year remains idled due to power shortages in the United States (Pacific Northwest), Canada and Brazil, aluminum price levels are the lowest since mid-1999, given concerns over the outlook for consumption.

The Economist Metals Price Index, which comprises aluminum, copper, nickel, zinc, lead and tin prices, reached in the last few days its lowest level since 1993. At that time, it had reached the bottom of the downward trend started with the emergence of the 1991 global recession.

Gold prices reacted positively in the aftermath of the terrorist attacks. However, this price hike looks like much more a spike than the beginning of an upward trend, replicating the pattern showed in the aftermath of the Iraqi invasion of Kuwait in 1990/91. Inflation rates are at low levels worldwide, central banks credibility as inflation fighters are at a historical high and the weak global economic environment has a negative impact on jewelry demand, which represents an important component of the demand for gold.

CVRD aluminum and gold low cash costs and its hedging policy are helping to weather the storm in metals prices. However, the electricity rationing mandatory aluminum production curtailments, 48,000 tonnes at Albras and 11,000 tonnes at Valesul, are hurting the operating performance of its aluminum division.

The recovery of global GDP growth will face a limited supply growth of primary aluminum, with brownfield additions partially offset by likely permanent smelter closures, thereby bringing opportunities for a solid price recovery.

Electricity rationing in the North of Brazil is expected to be abolished by year end, reducing CVRD electricity costs in the iron ore, manganese, gold and kaolin mining operations and freeing Albras to resume its normal operations at a pace of 407,000 tonnes per year. Electricity saving targets for the Southeast region are expected to be relaxed in early 2002, lowering electricity costs in CVRD iron ore and pellets in the Southern System and allowing Valesul and the ferro-alloys subsidiary CPFL to increase production.


[GRAPHIC OMITTED]    CONSOLIDATED SELECTED INDICES



Sales of iron ore and pellets: 104.1 million tons

CVRD plans to start releasing consolidated quarterly financial statements in 1Q02. In this release, there is some information, referring to sales volumes, revenues and exports at the consolidated level.

Consolidated iron ore and pellet sales comprised of: (a) sales realized by CVRD and the joint venture companies - Nibrasco, Itabrasco, Kobrasco and Hispanobras; and (b) sales by subsidiaries and affiliates, calculated in proportion to the stake held in the company by CVRD. The volume of consolidated sales is net of inter-company transactions within the CVRD group, such as, for example, the sale of pellet feed by the Parent Company to the joint venture pellet companies. This volume amounted to 5.3 million tons in 3Q01 and 15.3 million tons in the first nine months of 2001.

In the first nine months of this year, the accumulated consolidated sales of
104.1 million tons was 21.7% higher than the same period in 2000. Acquisitions carried out by CVRD -- Socoimex, Samitri, Samarco, GIIC and Ferteco -- contributed to 18% of sales in 2001, 18.7 million tons, compared to 9% in the first nine months of the year.

In 2001, 88.5 million tons - 85% of consolidated sales - were to external markets. The percentage sold to the domestic market in the last two years has remained practically constant for each quarter, at around 15%.

Consolidated iron ore and pellet sales volume amounted to 35.8 million tons in 3Q01 and was the largest quarterly volume in CVRD's history.

In the third quarter, consolidated iron ore sales increased 6.8% on the previous quarter, and 17.2% compared with the same period a year earlier.

Consolidated pellet sales in 3Q01 fell 15.6% and 8.2%, compared to 2Q01 and 3Q00, respectively -

                                                                              4
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


reflecting a cyclical change in the demand profile for iron ore. Japan, for example has cut its total imports of lump ore and pellets by 10.7% for the first nine months of 2001, when compared with the same period a year earlier, while purchases of iron ore fines fell by only 2.2%.

                                                                              5
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce



Consolidated Sales Volumes -- in million tonnes

    Iron Ore                            Pellets

        9M 01                                   9M 01

Iron Ore            64.8                Iron Ore        80.9
Pellets             20.8                Pellets         23.2

        Iron Ore        Pelletss
1Q 00   17.4             6.5
2Q 00   22.9             6.6
3Q 00   24.4             7.8
4Q 00   23.4             9.1
1Q 01   25.3             7.7
2Q 01   26.8             8.5
3Q 01   28.7             7.1


Consolidated Sales Volumes -- in million tonnes
               Iron Ore and Pellets

        9M 00                                9M 01
CVRD             77.6                CVRD             84.9
Aquisitions*      8                  Aquisitions      19.2

             CVRD    Aquisitions
1Q 00        23.9
2Q 00        27.1        2.4
3Q 00        26.7        5.5
4Q 00        27.7        4.8
1Q 01        27.2        5.8
2Q 01        27.3        8
3Q 01        30.5        5.3


* Acquisitions: SOCOIMEX, SAMITRI, SAMARCO, GIIC, FERTECO.

                                                                              6
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


  EXPORTS OF US$ 2.446 BILLION



CVRD's consolidated gross revenues for the period January to September 2001 amounted to R$ 9.016 billion. The breakdown of the main items that made up these revenues was as follows: iron ore and pellets (53.6%), transport services (13.0%), aluminum (10.5%), steel (10.5%) and manganese and ferro alloys (5.3%). Exports totalling US$ 2.446 billion accounted for 62% of total revenues, sales by subsidiaries and foreign affiliates, 15.1% and 22.9% to the domestic market. Thus 84.9% of CVRD's consolidated revenues was denominated in U.S. dollars.

Consolidated Gross Revenue by Product -- in R$ billion

Iron Ore and Pellets        3944             Iron Ore and Pellets        4836
Transportation Services     1567             Transportation Services     1172
Aluminum                    1127             Aluminum                     947
Steel Producs               1135             Steel Producs                952
Manganese and Ferro-alloys   586             Manganese and Ferro-alloys   476
Gold                         285             Gold                         233
Potash and Kaolin            246             Potash and Kaolin            218
Others                       930             Others                       182


Consolidated Gross Revenue by Origin --  in R$ billion


Domestic Market                    25%    Domestic Market                    23%
Foreign Market - Brazilian Origin  60%    Foreign Market - Brazilian Origin  62%
Foreign Market - Foreign Origin    15%    Foreign Market - Foreign Origin    15%


[GRAPHIC OMITTED]  CVRD 3Q01 RESULTS

Record net quarterly earnings: R$ 1.206 billion

The net profit achieved in 3Q01, of R$ 1.206 billion, was 2.2 times that reported in the previous quarter and 2.4 times the result reported in 3Q00. For the first nine months of 2001, accumulated earnings amounted to R$ 2.412 billion, 50.8% higher than the same period last year and 13.1% more than that recorded for the whole of 2000 (R$ 2.133 billion).

On an annualized basis, return on equity (ROE) in 2001 amounted to 28.2% against 20.2% in 2000.

Gross margin widened from 47.7% in 2Q01 to 51.4% in 3Q01, the highest since 2Q00. Net operating revenues rose by R$ 237 million, while the cost of goods sold (COGS) increased by R$ 58 million.

Power rationing was an influencing factor in pushing up COGS. Increases in costs of contracted services - up by R$ 21.2 million, and consumption of fuel oil - up by R$ 15.3 million, were partially explained by the rent and use of diesel oil electricity generators.

                                                                              7
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


                     Quarterly Net Income and Gross Margin
                                  R$ millions

                        1Q 00         639     0.473
                        2Q 00         462     0.525
                        3Q 00         499     0.491
                        4Q 00         533     0.478
                        1Q 01         660     0.469
                        2Q 01         546     0.477
                        3Q 01        1206     0.514



                     Cost of Goods Sold* - Parent Company

                                                                          3Q 01
                                                                 R$ 661 million

                                  R$ millions

                          1Q 00   2Q 00   3Q 00   4Q 00   1Q 01     2Q 01  3Q 01
Personnel                    95     104     104     104      97     104.8    127
Material                     88      95     100      92      92      86.2    109
Fuel                         55      61      69      71      74      71.7     87
Electrical Energy            15      18      19      19      18      21.8     31
Outsourced Services          56      61      64      87      95     100.8    122
Depreciation and Depletion   68      67      68      67     111     106.4    129
Others                       56      61      60      57      46      57.2     56

---------
* Excludes expenses with product acquisitions

                                                                              8
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce

The evolution of operational revenues

The Parent Company's net operating revenues amounted to R$ 1.778 billion in the third quarter, compared to R$ 1.541 billion in 2Q01 and R$ 1.264 billion in 3Q00, reflecting the positive impact of exchange rate devaluation and the growth in iron ore sales. In the first nine months of 2001, the net revenue achieved of R$ 4.640 billion, was 27.8% higher than that reported in the same period in 2000, which saw revenues of R$ 3.632 billion.

Gross revenue in the third quarter from pellet and iron ore sales amounted to R$ 1.423 billion, up 21.5% on the previous quarter, and up 57.8% YoY.

Iron ore and pellet sales volumes in the Parent Company amounted to 34.8 million tons of in 3Q01, 11.5% higher than the previous quarter and up 16.7% on 3Q00. From June 2001, Samitri's iron ore sales were handled by CVRD.

Sales by the Parent Company consisted of: (a) iron ore sales, including pellet feed to joint venture companies (JVs); and (b) the sale of pellets produced by CVRD's two pellet plants and those pellets acquired from the JVs. In 3Q01, CVRD purchased 2.3 million tons of pellets from the JVs, which brought total pellet purchases in the first nine months of 2001 to 7.6 million tons, compared to 7.0 million tons in the same period last year.

The average sales price for iron ore and pellets in 3Q01 amounted to US$16.68 per ton, slightly higher than that recorded in 2Q01 - of US$ 16.04 per ton and in 3Q00 -- of US$16.31 per ton. The rise in average sales prices was lower than the 2001 increase in reference prices due to the change in product mix.

The 3.6 million ton increase in the sales of iron ore and pellets in the third quarter, compared to 2Q01, was in part due to expansion seen in Asian markets. China's foreign purchases of iron ore in 3Q01, which amounted to 24.2 million tons, were up 7.8% on the previous quarter. CVRD's exports to China doubled from 2.8 million to 5.6 million tons, comparing the same two periods. China, therefore, became the Parent Company's main iron ore market in 3Q01, exceeding sales to Brazilian steel plants -- 5.2 million tons -- and Japan -- 4.3 million tons.

In the first nine months of this year, CVRD's sales to China jumped 76.9% compared to the same period in 2000. This reflected CVRD's successful marketing policy in exporting to the world's fastest growing economy - China has increased its iron ore imports by an annual average of 15% during the period 1992/2001.

General cargo (all cargo except for iron ore and pellets) transported by CVRD's railroads of Carajas and Vitoria to Minas - amounted to 3.325 billion ton kilometers in 3Q01. This is practically the same as the figure achieved in 2Q01 of 3.350 billion ton kilometers, but 3.9% less than that seen in 3Q00, reflecting the slowdown in the growth of the Brazilian economy.

General cargo handled for clients in the Parent Company's ports (Tubarao, Ponta da Madeira and TMIB) totalled 5.9 million tons in 3Q01, an increase of 7.3% on the previous quarter and up 18% YoY.

Revenues generated from providing railfreight and port services amounted to R$ 256 million in 3Q01, compared to R$ 281 million in 2Q01 and R$256 million in 3Q00.

Gold sales totalled 4.49 tons, an increase of 25.7% on the previous quarter and up 5.1% compared to 3Q00. The average sales price in the first nine months of the year was US$ 272.86 per ounce, 1.5% higher than the average COMEX price of US$ 268.89 per ounce.

Revenues derived from gold sales amounted to R$ 102.6 million, 41.8% higher than the previous quarter and up 48.9% YoY.

                                                                              9
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce



                                 Sales Volumes

Iron Ore and Pellets - Parent Company     General Cargo Transportation* -
            million tonnes              Railways Parent Company - million of TKU

        Iron Ore    Pellets                         EFVM        EFC
        --------    -------                         ----        ---
1Q 00     22.6        4.1                 1Q 00     2389        308
2Q 00     26.3        3.3                 2Q 00     2702        398
3Q 00     26          3.8                 3Q 00     3054        407
4Q 00     26.2        4.4                 4Q 00     2805        380
1Q 01     26.6        3.6                 1Q 01     2642        346
2Q 01     27          4.2                 2Q 01     2803        547
3Q 01     31          3.8                 3Q 01     2839        486

                                          -------------
                                          * except iron ore and pellets

General Cargo Transportation - FCA           General Cargo Handling* - Ports
      millions of TKU                         Parent Company - million tonnes

          EFVM                                      Ports
          ----                                      -----
1Q 00     2014                            1Q 00      3.9
2Q 00     2074                            2Q 00      4.5
3Q 00     1903                            3Q 00        5
4Q 00     1661                            4Q 00      5.1
1Q 01     1961                            1Q 01      4.4
2Q 01     2236                            2Q 01      5.5
3Q 01     2161                            3Q 01      5.9

                                          -------------
                                          * except iron ore and pellets



                     Iron Ore and Pellets Sales by Market
                      Parent Company -- in million tonnes

                      9M 00                                     9M 01
                      -----                                     -----
Brazil - JV's           19%               Brazil - JV's           16%
Brazil - Steel Mills    13%               Brazil - Steel Mills    16%
Europe                  24%               Europe                  25%
Japan                   16%               Japan                   13%
China                    7%               China                   12%
Asia - others            9%               Asia - others            8%
Others                  12%               Others                  10%


           Gross Revenue by Product -- Parent Company -- R$ billion

                      9M 00                                     9M 01
                      -----                                     -----
Iron Ore                53%               Iron Ore                57%
Pellets                 17%               Pellets                 17%
Railroad Services       15%               Railroad Services       13%
Port Services            4%               Port Services            4%
Potash                   3%               Potash                   3%
Manganese and Others     3%               Gold                     5%
Gold                     5%               Others                   1%

                                                                             10
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce

Sources of earnings growth

Comparing earnings in 3Q01 with that of the previous quarter, the main reason for the increase in the result was the non-operational item of R$ 1.420 billion, from the profit of R$ 1.472 billion derived from the sale of Cenibra.

The drop in equity income of R$ 275 million, the R$ 289 million negative impact caused by the rise in the USD against the BRL on the Company's dollar-denominated debt, and a R$ 684 million increase in other operating expenses, all combined to partially offset the increased profit recorded by CVRD for 3Q01.

Equity income was a negative R$ 5 million, and reflected the worst performance by CVRD's subsidiaries and affiliates since 3Q99. The segments to show a loss in the period were logistics - a loss of R$ 86 million, and aluminum, with a loss of R$ 125 million.

The negative result in the logistics segment was due to a loss of R$ 13 million by MRS Logistica and provisions made by Docenave for losses from the sale of ships and non-use of tax credits, of R$ 95 million and R$ 25 million, respectively.

Losses in the aluminum segment consisted of a R$ 196 million loss by Albras and a loss of R$ 128 million by Alunorte. Losses in both these companies were basically due to the effect of the BRL depreciation against the USD, on dollar-denominated debt.

Production of primary aluminum by Albras was down due to power rationing, falling from 93,400 tons in 2Q01 to 76,800 tons in 3Q01. As a consequence, sales totalled 80,000 tons compared to 92,000 tons in 2T01 and 93,000 in 3Q00. The average sales price in the period January/September was US$ 1,463 per ton, 4.1% higher than the average London Metal Exchange three month contract of US$ 1,406 per ton.

EBITDA for Albras in 3Q01 amounted to R$ 25 million, down 81.7% on the previous quarter and down 76.4%, YoY. In the case of Alunorte, EBITDA has remained steady at around R$ 64 million, quarter on quarter, but was up 42.2% YoY.

Equity income from subsidiaries and affiliates in the iron ore segment amounted to R$ 83 million in 3Q01, down R$ 59 million on the previous quarter. This deterioration was mainly due to losses suffered by Samarco of R$48 million, a loss by Kobrasco of R$ 72 million, and Nibrasco of R$ 34 million.

Samarco's pellet and pellet feed sales volume totalled 2.2 million tons in 3Q01. For the third consecutive quarter, Samarco showed shrinking sales. GIIC's pellet sales volume came to 662,000 tons in the third quarter, compared to 861,000 in 2Q01 and 1.05 million in 3Q00. Samarco's EBITDA was R$ 82.1 million in 3Q01, down 7.1% QoQ and 13.5% YoY.

Ferteco sold 3.3 million tons of iron ore and 549,000 tons of pellets in 3Q01. Ferteco's 3Q01 EBITDA was R$ 32.3 million.

Equity income from the manganese and ferro alloy segments was practically unchanged at R$ 26 million.

Sales of manganese ore by Sibra and Urucum amounted to 197,000 tons in 3Q01, up 44.4% on 2Q01 and up 61.2% YoY. Volume sold in the first nine months of 2001 amounted to 564,300 tons, 21.9% higher than in the same period a year earlier.

The rationing of electricity consumption was the main factor behind the drop in sales of ferro alloys in 3Q01. With the exception of RDME, located in France, all the subsidiaries, SIBRA, CPFL and Urucum, were forced to cut back production. Sales, therefore, in the third quarter amounted to 82,600 tons, compared to 92,800 in 2Q01 and 104,000 in 3Q00.

The rise of R$ 684 million in other operational expenses is explained by the increase in provisions made for losses in subsidiaries and affiliates, and goodwill amortization of R$ 535 million, the reversal of ICMS tax credits of R$ 127 million, exhaustion of the gold mines in Igarape Bahia and Fazenda Brasileiro (R$ 55 million), and the restoration of environmentally degraded areas (R$ 40 million).

The main provisions for losses in subsidiaries and affiliates are comprised by:
FCA (R$ 108 million), PPSA (R$ 104 million), and CFN (R$ 33 million). Goodwill amortization totaled R$ 297 million comprised by FCA (R$ 139 million), PPSA (R$ 75 million), GIIC (R$ 60 million) and SIBRA (R$ 19 million).

                                                                             11
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


                      Factors that Affected Net Earnings
                                  R$ million

                  2Q 01                      546
                  Non Operational Income     546     1420
                  Income Tax                1966      434
                  Net Revenue               2400      237
                  COGS                      2579       58
                  Financial Result          2487       92
                  Monetary Variation        2198      289
                  Equity Income             1923      275
                  Operating Expenses        1206      717
                  3Q 01                     1206


                                Equity Income *
                                  R$ million

                  1Q 00                      251
                  2Q 00                      229
                  3Q 00                      297
                  4Q 00                      206
                  1Q 01                      202
                  2Q 01                      270
                  3Q 01                      -5

-------------
*  Excluding capital gains from assets sales

                                                                             12
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce

                               EBITDA - Aluminum
                                   R$ million

                                    ALBRAS      ALUNORTE
                                    ------      --------
                  1Q 00                114            51
                  2Q 00                 88            45
                  3Q 00                106            45
                  4Q 00                117            35
                  1Q 01                122            51
                  2Q 01                137            65
                  3Q 01                 25            64



                    RECORD QUARTERLY EBITDA: R$ 986 MILLION


EBITDA in 3Q01 amounted to R$ 986 million, the highest quarterly figure achieved in the Company's history. This was 27.2% higher than that reported in 2Q01 and almost double that achieved in 3Q00. Dividends received totalled R$ 114 million, representing 11.6% of EBITDA.

EBITDA margin in 3Q01 was recorded at 55.5%, also the highest in CVRD's history. Company's capacity to convert revenues into operational profits was enhanced by the weakness of the BRL.

The quarter-on-quarter EBITDA increase of R$ 211 million was the result of a R$ 237 million rise in net operating revenues and R$ 58 million in dividends received, though this was partially offset by a rise in the cost of goods sold
(COGS) of R$ 58 million and an increase in administrative expenses of R$ 19 million.

In the first nine months of 2001, EBITDA totalled R$ 2.450 billion, compared to R$ 1.786 billion in the same period a year earlier, up, therefore by 37.0%.

Operational cash generation in 3Q01 amounted to R$ 1.169 billion, 34.4% higher than in the previous quarter and up 160.4% YoY. In the first nine months of 2001, operating cash flow amounted to R$ 3.157 billion, some 2.3 times the amount generated in the same period last year of R$ 1.349 billion.

                                                                             13
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


                            EBITDA X EBITDA Margin
                                 (R$ million)

                                    EBITDA         EBITDA margin (%)
                                    ------         -----------------
                  1Q 00                543              0.484
                  2Q 00                632              0.507
                  3Q 00                611              0.483
                  4Q 00                618              0.458
                  1Q 01                689              0.522
                  2Q 01                775              0.503
                  3Q 01                986              0.555


                       1Q 00   2Q 00   3Q 00   4Q 00   1Q 01   2Q 01   3Q 01
                       -----   -----   -----   -----   -----   -----   -----
Dividends Received      27      24      66       5      82      56      114

EBITDA adjusted by the inclusion of dividends received


                         Factors that Affected EBITDA
                                  R$ million


                  2Q 01                      775
                  Net Revenues               775      237
                  Dividends Received        1012       58
                  Other Expenses            1070        6
                  Depreciation, Depletion
                     and Amortization       1076        1
                  Research and Development  1068        9
                  SG&A                      1044       24
                  COGS                       986       58
                  3Q 01                      986

                                                                             14
[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce



                      Operational Cash Flow -- R$ million

                         1Q 00                  305
                         2Q 00                  595
                         3Q 00                  449
                         4Q 00                  498
                         1Q 01                 1118
                         2Q 01                  870
                         3Q 01                 1169


[GRAPHIC OMITTED]  INVESTMENTS



Investments made in 3Q01 amounted to US$ 199.4 million, compared to US$ 123.9 million in 2Q01. In the first nine months of this year, excluding acquisitions, capital expenditure amounted to US$ 423.0 million, compared to US$ 376 million in the same period last year. Adding the US$ 566 million spent on the acquisition of Ferteco, capital expenditure for the year to date amounted to US$ 989.9 million.

Construction of the Sao Luis pellet plant has already absorbed US$ 106.9 million in 2001, US$ 66.5 million of which was spent on industrial installations and US$ 40.4 million on mine, railroad and port infrastructure. Also in the iron ore mining segment, further investments of US$ 20.5 million were made in the purchase of railcars and locomotives, US$ 3.1 million for the construction of a third stock marshalling yard in the Northern System, US$ 2.4 million on extending the useful life of the Timbopeba mine in the Southern System, and US$ 1.6 million on Pier III at the Ponta da Madeira terminal in Sao Luis.

In the non-ferrous minerals segment, the main investments were: a US$ 17.8 million capital injection into PPSA, a producer of kaolin, US$ 8.0 million on the Sossego copper project and US$ 2.8 million on enlarging the production capacity of the potash mine. In the logistics segment, the main capital expenditure items were: the purchase of railcars and locomotives, US$ 8.0 million, and expansion of the Praia Mole maritime terminal, US$ 1.7 million. Hydroelectric plant construction has absorbed US$ 28.3 million so far in 2001.

Maintenance expenses accounted for US$ 134.3 million and geological research, US$ 17.6 million, in the period from January to September of this year.


  DEBT

As of September 30, 2001, CVRD total debt, adjusted for debts and credits against subsidiaries and affiliates, was US$ 1.88 billion. Net debt, as measured by the difference between total debt and cash and marketable securities holdings of CVRD and its wholly-owned overseas subsidiaries, was only US$ 236 million.

Therefore, Company's financial leverage was extremely low, 5.3%. Debt coverage indicators were very good as well: net debt/EBITDA was 0.21x and EBITDA/gross interest expenses 6.85x.

DEBT LEVERAGE AND COVERAGE

                                      3T 00    2T 01    3T 01    9M 00    9M 01
                                      -----    -----    -----    -----    -----
Net Debt / (Net Debt + Equity) (%)    13.8%    12.5%     5.3%    13.8%    5.3%
Net Debt / LTM EBITDA                 0.72     0.59      0.21     0.72    0.21
EBITDA / Gross Interest Expenses      4.30     5.70      6.85     5.10    6.06

[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


                SELECTED FINANCIAL INDICATORS - PARENT COMPANY        R$ million
                ----------------------------------------------        ----------
                                     3Q 00   2Q 01   3Q 01   9M 00        9M 01
                                     -----   -----   -----   -----        -----
Gross Revenues                       1,315   1,594   1,838   3,765        4,807
Gross Margin (%)                      49.1    47.7    51.4    49.7         48.9
Net Earnings                           499     546   1,206   1,600        2,412
EBITDA *                               611     775     986   1,786        2,450
EBITDA Margin (%)                     48.3    50.3    55.5    49.2         52.8
Net Operating Cash Flow                449     870   1,169   1,349        3,157
ROE  annualized (%)                   18.9    19.5    43.2    20.2         28.8
Gross Debt (US$ million)             3,005   3,309   2,877   3,005        2,877
Net Debt (US$ million)               1,976   2,295   1,233   1,976        1,233
Exports (US$ million)                  405     397     449   1,176        1,228
Investments (US$ million) **           102     124     199     376          424

------------------
*   adjusted by the inclusion of dividends received
**  acquisitions not included



                     FINANCIAL STATEMENT - PARENT COMPANY             R$ million
                     ------------------------------------             ----------
                              3Q 00     2Q 01     3Q 01     9M 00         9M 01
                              -----     -----     -----     -----         -----

Gross Operating Revenues      1,315     1,594     1,838     3,765        4,807
Value Added Tax                 (51)      (53)      (60)     (133)        (167)
Net Operating Revenues        1,264     1,541     1,778     3,632        4,640
Cost of Goods Sold             (644)     (806)     (864)   (1,827)      (2,371)
Gross Income                    620       735       914     1,805        2,269
Gross Margin (%)               49.1      47.7      51.4      49.7         48.9
Equity Income *                 297       270        (5)      777          467
Operating Expenses             (429)     (560)   (1,361)     (966)      (2,502)
  Selling                       (23)      (28)      (33)      (49)         (86)
  General & Administrative      (62)      (70)      (89)     (156)        (215)
  Financial Expenses           (142)     (136)     (144)     (350)        (404)
  Financial Revenues             42        46       (38)      195           75
  Monetary Variation            (33)     (184)     (473)      (58)        (988)
  Research & Development        (26)      (21)      (30)      (60)         (71)
  Others                       (185)     (167)     (851)     (488)      (1,109)
Operating Income                488       445      (749)    1,616          (63)
Non Operating Income            (10)       59     1,479        (9)       1,890
Income Taxes                     21        42       476        (7)         585
Net Earnings                    499       546     1,206     1,600        2,412
Earnings per Share (R$)       1.296     1.418     3.138     4.157        6.276

-----------------
*   excluding capital gains from asset sales

[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


                        BALANCE SHEET - PARENT COMPANY               R$ million
                        ------------------------------               ----------

                                      3Q 00    2Q 01    3Q 01    9M 00    9M 01
                                      -----    -----    -----    -----    -----
Assets
    Current Assets                    3,867    5,449    5,281    3,867    5,281
    Long Term Assets                  2,066    2,511    2,316    2,066    2,316
    Permanent Assets                 12,649   13,591   15,986   12,649   15,986
                                     ------   ------   ------   ------   ------
Total                                18,582   21,551   23,583   18,582   23,583
                                     ======   ======   ======   ======   ======
Liabilities and Stockholders' Equity
    Current Liabilities               3,335    4,223    5,074    3,335    5,074
    Long Term Liabilities             4,665    6,153    7,336    4,665    7,336
    Stockholders' Equity             10,582   11,175   11,174   10,582   11,174
       Capital                        3,000    4,000    4,000    3,000    4,000
       Reserves                       7,582    7,175    7,174    7,582    7,174
                                     ------   ------   ------   ------   ------
Total                                18,582   21,551   23,584   18,582   23,584
                                     ======   ======   ======   ======   ======



                        EQUITY INCOME BY BUSINESS AREA*              R$ million
                        -------------------------------              ----------

                                      3Q 00    2Q 01    3Q 01    9M 00    9M 01
                                      -----    -----    -----    -----    -----
Ferrous
    Iron Ore and Pellets                106      141       93      233      337
    Manganese and Ferro-Alloys            4       27       26       10       54
Non-Ferrous                              --       --       --       --       --
Transportation                           (4)      24      (86)     (40)     (25)
Shareholding Interests
    Steel                                32       26       70      131      123
    Pulp and Paper                       58       12       13      160       41
    Aluminum                             98       39     (125)     278      (69)
    Fertilizers                           3        1        4        5        6
    Energy                               --       --       --
                                       ----     ----     ----     ----     ----
Total                                   297      270       (5)     777      467
                                       ====     ====     ====     ====     ====

------------
* excluding capital gains from asset sales


                                 CAPEX - 9M 01

                        US$                                          US$
By business area      million    %        By category                million      %
----------------      -------   ----      -----------                -------    -----
Ferrous Minerals        272.1   64.2%     Equity Investment             31.3     7.4%
Transportation           19.0    4.5%     Maintenance                  134.3    31.7%
Non Ferrous Minerals     51.9   12.2%     Projects                     226.6    53.4%
Energy                   71.7   16.9%     Geological Exploration        17.6     4.2%
Others                    9.2    2.2%     Environmental Protection       0.5     0.1%
                                          Information Technology         9.8     2.3%
                                          Technological Research         3.8     0.9%
-------------------------------------------------------------------------------------
Total                   423.9  100.0%     Total                        423.9   100.0%

[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


            ALUMINUM - SELECTED FINANCIAL INDICATORS - NON-AUDITED
                                                                     R$ million
          MRN                        3Q 00    2Q 01    3Q 01    9M 00    9M 01
          ---                        -----    -----    -----    -----    -----
Net Operating Revenues                 111      124      139      296      350
Cost of Goods Sold                     (53)     (58)     (60)    (149)    (156)
Financial Results                        1       (2)      (2)       6       (4)
Net Earnings                            57       55       52      146      144
Gross Margin (%)                      52.7     53.2     56.8     49.7     55.4
EBITDA                                  67       75       88      173      220
EBITDA Margin (%)                     60.6     60.5     63.3     58.4     62.9


       ALUNORTE                      3Q 00    2Q 01    3Q 01    9M 00    9M 01
       --------                      -----    -----    -----    -----    -----
Net Operating Revenues                 139      188      177      425      515
Cost of Goods Sold                     (99)    (129)    (122)    (299)    (358)
Financial Results                      (35)     (76)    (157)     (77)    (330)
Net Earnings                            17      (17)    (128)      44     (189)
Gross Margin (%)                      28.4     31.4     31.1     29.6     30.5
EBITDA                                  45       65       64      141      180
EBITDA Margin (%)                     32.3     34.6     36.2     33.2     35.0
Net Debt (in US$ million)
    - Short Term                        39        -        -       39        -
    - Long Term                        420      395      429      420      429
                                      ----     ----     ----     ----     ----
Total                                  459      395      429      459      429
                                      ====     ====     ====     ====     ====

ALBRAS                               3Q 00    2Q 01    3Q 01    9M 00    9M 01
------                               -----    -----    -----    -----    -----
Net Operating Revenues                 251      308      278      748      863
Cost of Goods Sold                    (147)     (176)   (169)    (440)    (507)
Financial Results                      (48)    (114)    (188)     (94)    (421)
Net Earnings                            92        9     (196)     215     (188)
Gross Margin (%)                      41.4     42.9     39.2     41.2     41.3
EBITDA                                 106      137       25      309      284
EBITDA Margin (%)                     42.4     44.5      9.0     41.3     32.9
Net Debt (in US$ million)
    - Short Term                       143      127       95      143       95
    - Long Term                        576      496      497      576      497
Total                                  719      623      592      719      592
                                      ====     ====     ====     ====     ====

      VALESUL                        3Q 00    2Q 01    3Q 01     9M 00   9M 01
      -------                        -----    -----    -----     -----   -----
Net Operating Revenues                  75       99       77      193      236
Cost of Goods Sold                     (56)     (68)     (55)    (140)    (164)
Financial Results                       (1)       4       (9)      (3)      (8)
Net Earnings                             8       16       12       28       36
Gross Margin (%)                      26.1     31.3     28.6     27.5     30.5
EBITDA                                  32       22       28       95       68
EBITDA Margin (%)                     42.5     22.2     36.4     49.2     28.8
Net Debt (in US$ million)
    - Short Term                        22        2        -       22        -
    - Long Term                          3        2        3        3        3
                                      ----     ----     ----     ----     ----
Total                                   26        4        3       26        3
                                      ====     ====     ====     ====     ====

[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce


      IRON ORE AND PELLETS - SELECTED FINANCIAL INDICATORS - NON-AUDITED
                                                                     R$ million

      HISPANOBRAS                    3Q 00    2Q 01    3Q 01    9M 00    9M 01
      -----------                    -----    -----    -----    -----    -----
Net Operating Revenues                  70       64       73      159      190
Cost of Goods Sold                     (55)     (54)     (60)    (133)    (158)
Financial Results                        1        1        4        3        7
Net Earnings                             6        5       10       13       22
Gross Margin (%)                      21.0     15.6     17.8     16.4     16.8
EBITDA                                  16       13       17       31       39
EBITDA Margin (%)                     23.6     20.3     23.3     19.5     20.5

       NIBRASCO                      3Q 00    2Q 01    3Q 01    9M 00    9M 01
       --------                      -----    -----    -----    -----    -----
Net Operating Revenues                 110      151      109      328      384
Cost of Goods Sold                     (90)    (126)    (102)    (277)    (335)
Financial Results                       (1)       1       (8)       8       (7)
Net Earnings                            11       13      (34)      25      (18)
Gross Margin (%)                      18.6     16.6      6.4     15.5     12.8
EBITDA                                  22       21       24       47       55
EBITDA Margin (%)                     19.9     13.9     22.0     14.3     14.3
Net Debt (in US$ million)
    - Short Term                         -        -        -        -        -
    - Long Term                          -        -        7        -        7
Total                                    -        -        7        -        7

     ITABRASCO                       3Q 00    2Q 01    3Q 01    9M 00    9M 01
     ---------                       -----    -----    -----    -----    -----
Net Operating Revenues                  52       57       59      152      165
Cost of Goods Sold                     (47)     (45)     (52)    (136)    (143)
Financial Results                        -        2        2        1        7
Net Earnings                             2       18        4        7       24
Gross Margin (%)                       9.6     21.1     11.9     10.5     13.3
EBITDA                                   4       11       10       15       23
EBITDA Margin (%)                      8.6     19.3     16.9      9.9     13.9

     KOBRASCO                        3Q 00    2Q 01    3Q 01    9M 00    9M 01
     --------                        -----    -----    -----    -----    -----
Net Operating Revenues                  52       70       91      165      222
Cost of Goods Sold                     (41)     (56)     (68)    (129)    (171)
Financial Results                      (13)     (24)     (52)     (23)    (107)
Net Earnings                            (1)      (7)     (72)       8      (91)
Gross Margin (%)                      20.7     20.0     25.3     21.8     23.0
EBITDA                                  12       16       24       39       56
EBITDA Margin (%)                     24.2     22.9     26.4     23.6     25.2
Net Debt (in US$ million)
    - Short Term                        --       20       --       --       --
    - Long Term                        189      101      120      189      120
Total                                  189      121      120      189      120

[GRAPHIC OMITTED]  Companhia                                 Press Release 3Q01
                   Vale do Rio Doce



      IRON ORE AND PELLETS - SELECTED FINANCIAL INDICATORS - NON-AUDITED
                                                                     R$ million

      SAMARCO                        3Q 00    2Q 01    3Q 01    9M 00    9M 01
      -------                        -----    -----    -----    -----    -----
Net Operating Revenues                 161      191      167      513      555
Cost of Goods Sold                     (78)     (81)     (73)    (268)    (250)
Financial Results                      (26)     (32)    (111)    (124)    (207)
Net Earnings                            31       29      (48)     (14)     (11)
Gross Margin (%)                      51.6     57.6     56.3     47.8     55.0
EBITDA                                  95       88       82      250      264
EBITDA Margin (%)                     59.1     46.1     49.1     48.7     47.6
Net Debt (in US$ million)
    - Short Term                       158      142      140      158      140
    - Long Term                        168      133      119      168      119
Total                                  325      275      259      325      259

       SAMITRI                       3Q 00    2Q 01    3Q 01    9M 00    9M 01
       -------                       -----    -----    -----    -----    -----
Net Operating Revenues                  90       92        5      262      209
Cost of Goods Sold                     (34)     (55)       0     (102)     (97)
Equity Income                           14       20      (27)      (1)       1
Financial Results                       (7)      (6)      (7)     (19)     (24)
Net Earnings                            17       23      (31)     (48)       1
Gross Margin (%)                      62.5     40.2    100.0     61.1     53.6
EBITDA                                  15       24        6       43       54
EBITDA Margin (%)                     16.9     26.1    120.0     16.4     25.8
Net Debt (in US$ million)
    - Short Term                        48       24       11       48       11
    - Long Term                         17        9        -       17        -
Total                                   65       33       11       65       11




For further information, contact:

Roberto Castello Branco     castello@cvrd.com.br     +55-21-3814-4540
Andreia Reis                andreis@cvrd.com.br      +55-21-3814-4643
Barbara Geluda              geluda@cvrd.com.br       +55-21-3814-4557
Daniela Tinoco              daniela@cvrd.com.br      +55-21-3814-4946


Website:  www.cvrd.com.br



-------------------------------------------------------------------------------


"Some of the statements included in this report are forward-looking statements. These statements are subject to specific products market changes and general local and global macroeconomic performance. In addition, they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of CVRD to be materially different from any future results, performance or achievements of CVRD expressed or implied by the forward-looking statements."